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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electric Interconnection SA ESP

*CURRENT ADDRESS

PROCESSED

JUL 03 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34786 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT: 6/29/07

082-34786



annual report Grupo ISA 2006

volume I



Electric Interconnection SA ESP

AR/S
12-31-06

GRUPO ISA

annual report
Grupo ISA 2006

volume I

GRUPO
ISA



vision*

In the year 2006, ISA will be recognized as Latin America's most efficient economic group in the provision of power market administration, operation and transport services integrated with telecommunications services.

mission

Our mission as an economic group is to provide administration, operation and transport services in electric energy markets integrated with telecommunications services, and grow profitably, so as to generate value to our shareholders.

We act with social responsibility and ethics based upon the integral development of our people and committed to the sustainable future and well being of our society.

Our success stems from our commitment to excellence and relentless efforts to build solid business relations with both our customers and suppliers.

* In its corporate vision, ISA had projects for 2006 to be recognized as Latin America's most efficient economic group in the provision of power market administration, operation and transport services, integrated with telecommunications services.

All of the Company's actions were directed accordingly; with the following results in latest years:

- Mounting internationalization process that materialized in investments in Peru, Bolivia, Ecuador and Brazil.
- Consolidation of the Economic Group, which currently owns ten companies and one special purpose company.
- Growing efficiency levels in the activities of energy transport, market operation and administration, and telecommunications services.
- Sustained financial stability, customer satisfaction, process productivity, and learning and advancement of human talent.

All of the above permits us to state with certainty that ISA has achieved the vision defined for 2006.

Consequently, the Company must now formulate a new vision that indicates the direction to be followed in terms of markets, business types and revenues along the next ten years.

The new vision to be conceived by ISA must act as guideline for resource direction and decision-making and must result in big challenges that constantly motivate the men and women who work for the Economic Group.

board of **directors 2006-2007**

principal members

MINISTER
MINISTRY OF MINES AND ENERGY
Hernán Martínez Torres
Luis Ernesto Mejía Castro

VICE-MINISTER GENERAL
MINISTRY OF FINANCE AND PUBLIC CREDIT
Gloria Inés Cortés Arango

Isaac Yanovich Farbaiarz

Luis Fernando Alarcón Mantilla

ENERGY GENERATION MANAGER
EMPRESAS PÚBLICAS DE MEDELLÍN ESP
Jesús Aristizábal Guevara

Luisa Fernanda Lafaurie Rivera

Orlando Cabrales Martínez

alternate members

VICE-MINISTER OF MINES AND ENERGY
MINISTRY OF MINES AND ENERGY
Manuel Fernando Maiguashca Olano

LEGAL COUNSEL TO THE MINISTER
MINISTRY OF FINANCE AND PUBLIC CREDIT
Nhora Abuchar Chamie

DIRECTOR GENERAL OF PUBLIC CREDIT AND NATIONAL TREASURY
MINISTRY OF FINANCE AND PUBLIC CREDIT
Julio Andrés Torres García
Hernán Martínez Torres

Jorge Hernán Cárdenas Santamaría

ENERGY DISTRIBUTION MANAGER
EMPRESAS PÚBLICAS DE MEDELLÍN - ESP
Gabriel Jaime Betancur Mesa

Luis Fernando Uribe Restrepo

Andrés Mejía Cardona

management

GENERAL MANAGER
Luis Fernando Alarcón Mantilla
Javier G. Gutiérrez Pemberthy

ENERGY TRANSPORT SERVICES MANAGER
Julián Cadavid Velásquez
Ana Mercedes Villegas Mejía

SOUTH AMERICAN REGION MANAGER
Fernando Rojas Pinto

CONSTRUCTION AND MATERIALS MANAGER
Guillermo Márquez Moreno
Jorge Iván López Betancourt (encargado)
Jorge Rodríguez Ortiz

ADMINISTRATIVE MANAGER
Carlota María Nicholls Estrada

CORPORATE STRATEGY MANAGER
César Augusto Ramírez Rojas

CORPORATE FINANCE MANAGER
Judith Cure Cure (encargada)
Alba Luz Hoyos Naranjo

CORPORATE COMPTROLLER
Jhon Bayron Pérez Díez
Adriana María Cano Franco (encargada)
Sergio Alberto Gómez Franco

SECRETARY GENERAL
Juan David Bastidas Saldarriaga

CORPORATE IMAGE DIRECTOR
Carmen Elisa Restrepo Vélez

High - voltage transmission grid


ISA a partner of EPR (12.5%)
SIEPAC Project under construction
COLOMBIA
ENERGY
TELECOMMUNICATIONS
ADMINISTRATION AND OPERATION OF ENERGY MARKETS
PERU
BOLIVIA
BRAZIL
ISA CAPITAL DO BRASIL S.A.
Convencions
Grupo ISA's high-voltage transmission lines
Grupo ISA's transmission lines under construction
SIEPAC Project under construction
Other transporters
Operational substation
Grupo ISA's international interconnections

contents

relevant figures

Revenues


Millions of $
2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
-
1,072,581
1,076,495
2,016,322
2004
2005
2006

EBITDA


Millions of $
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
705,095
700,049
1,113,138
2004
2005
2006

Net Income


Millions of $
250,000
200,000
150,000
100,000
50,000
-
141,676
200,258
150,469*
2004
2005
2006

* Decrease explained by CTEEP's early retirement plan and increased financial expenses incurred to acquire this company.

Revenues by country


7.9%
0.9%
42.4%
48.7%
Brazil
Colombia
Peru
Bolivia

Costs and expenses by country


4.9%
0.7%
62.8%
31.6%
Brazil
Colombia
Peru
Bolivia

1

letter **from the management**



letter from the management

It is an honor to present the management results for the year 2006, as well as the prospects for 2007.

Main achievements:

- Incorporation on April 28, 2006 of ISA Capital do Brasil Ltda., a special-purpose entity headquartered in Sao Paulo. This company was established with the purpose of acquiring Companhia de Transmissáo de Energia Paulista –CTEEP– and was made into a public corporation on September 19; ISA has 99.99% stake in it.

- Access to the Brazilian market through acquisition of 50.1% of common shares of CTEEP, of Sao Paulo, equivalent to 21% of the company's total capital.

- Purchase in Peru of 60% of stock of Consorcio TransMantaro S.A., a company that interconnects Peru's Northern-Central and Southern-Central regions.

- ISA is awarded Part D of ANEEL-005/2006 auction corresponding to the 172-km 500kV Neves 1–Mesquita transmission line, located in Minas Gerais Province, Brazil. Concession term is 30 years, with construction lasting 18 months. Corporation Interligação Elétrica de Minas Gerais S.A., where 99.99% stock belongs to Grupo ISA, was created for this operation.

- Subscription of a framework agreement with the Ministry of Energy and Mines of Peru for expansion of the transmission system under concession to Red de Energía del Peru –REP–. Agreement to execute the first two projects, Chilca-San Juan and Zapallal-Paramonga-Chimbote, with a total investment of USD 70 million.

- Incorporation in Peru of affiliate Internexa S.A., to connect Lima to both the Northern coastal cities of Peru and Southern Ecuador border region through a 1,200-km fiber optic network.

- Internexa carries out fiber-optic interconnection with Venezuela, raises interconnection capacity with Ecuador, and implements reinforcements to Colombia's national fiber-optic network.

- XM Compañía de Expertos en Mercados executes work necessary to implement the new reliability charge scheme in the Colombian power market.

- Commissioning of the UPME 01 of 2003 project (500kV Primavera-Bacatá line) on December 31, 2006, a USD 102-million investment. Thus concludes the first of the two stages of the power corridor of approximately 1,000 km that will link the country's Atlantic coast and Central regions.

- ISA's Special Shareholders' Meeting held on November 24, 2006 approves exchange of shares between ISA and Ecopetrol. This operation enabled ISA to raise its participation in Transelca to 99.996%, and Ecopetrol to acquire a 5.781% stake in ISA.

- Distribution of earnings and reserves amounting to $115,241 million is authorized for 2006, thus allowing payment of dividend of $120 to each of the 960,341,683 outstanding common shares.

- ISA's share closes at a price of $5,910, equivalent to 4.6% appreciation. The share occupies ninth place in the Market Capitalization Index (IBA), as reported by Colombia's Financial Superintendency.

- Satisfactory service delivery is attested to by availability levels reached (99.931%), outdoing regulatory minimums. By year closing, all circuits were functional, and all towers affected by terrorist attacks had been repaired.

- 85% score in customer satisfaction evaluation of overall service quality, equivalent to superior performance level.

- Social actions are carried out in 195, or 67.4%, of the 289 municipalities where ISA is present.

- A mention is obtained in the award by the National Association of Domiciliary Public Utilities and Ancillary Activities – Andesco for Corporate Social Responsibility in the category for Best Application of Good Governance and Ethics Code.

To end, we want to express our gratitude to all those involved in the achievement of these goals:

The shareholders, for trusting in our corporate capabilities; the countries where the Group has its presence, for allowing us to contribute to the search for the well-being of their societies, and these latter, for their welcoming and hospitality; the Group's customers, for always showing our way toward improvement; our suppliers, for their commitment to our customers' satisfaction; and Colombia's Armed Forces, for their dedication, sacrifice, and support in the recovery process of our electric infrastructure.

Especial thanks to all the staffers in the Group's companies for their devotion to the achievement of results.

Thank all you very much.

Orlando Cabrales Martínez
President of the Board of Directors

Luis Fernando Alarcón Mantilla
General Manager

certification of
financial statements
and other relevant reports

Medellín, February 23, 2007

To the shareholders of Interconexión Eléctrica S.A. E.S.P.

In connection with the 2006 annual report of Grupo ISA, the undersigned Legal Agent and Chief Accountant of Interconexión Eléctrica S.A. E.S.P., hereby certify that:

1. As provided in Article 37 of Law 222 of 1995, before disclosing to you and to third parties the financial statements of the Company as of December 31, 2006 and 2005, they have previously verified the assertions therein contained, and that they have been faithfully taken from the books.

2. That in compliance with article 46 of Law 964 of 2005, the financial statements and other reports relevant to the public related to the fiscal years ended December 31, 2006 and 2005, do not contain defects, inaccuracies or errors that prevent ascertaining the true financial position and operations of the Company.

Luis Fernando Alarcón Mantilla
General Manager

Jairo A. Alzate Pino
Chief Accountant
T.P. 8671-T

2

report from the board of directors





report from the board of directors



In compliance with the provisions of the Articles of Incorporation and the Good Governance Code, and as the Chairman of the Board of Directors of Interconexión Eléctrica S.A. E.S.P. -ISA-, I hereby present to you the following information regarding the period April 2006 – March 2007:

1.1. COMPOSITION OF THE BOARD OF DIRECTORS

On March 27 of 2006, the Shareholders' Meeting designated positions and persons knowledgeable and with expertise in the managerial, financial, corporative and stock market fields, among others, to make up the Organization's Board of Directors.

Those who were finally voted have renown for their moral solvency, and for their proficiency in public utilities and the power sector.

Principal members:

- First seat -Ministry of Mines and Energy-, Hernán Martínez Torres, a position held by Luis Ernesto Mejía Castro until July of 2006.
- Second seat – Vice-Minister General of Finance and Public Credit, Gloria Inés Cortés Arango.
- Third seat, Isaac Yanovich Farbaiarz.
- Fourth seat, Jesús Aristizábal Guevara.
- Fifth seat, Luis Fernando Alarcón Mantilla.
- Sixth seat, Luisa Fernanda Lafaurie Rivera.
- Seventh seat, Orlando Cabrales Martínez.



Alternate members in the same order:

- Manuel Fernando Maiguashca Olano –Vice-Minister of Mines and Energy-
- Nhora Abuchar Chamie as the Legal Counsel to the Minister of Finance and Public Credit.
- Hernán Martínez Torres.
- Gabriel Jaime Betancourt Mesa.
- Jorge Hernán Cárdenas Santamaría.
- Luis Fernando Uribe Restrepo.
- Andrés Felipe Mejía Cardona.

In July of 2006, Hernán Martínez Torres resigned to his position for alternate third seat after being appointed Minister of Mines and Energy. To replace him, the Special Meeting held on November 24, 2006, appointed Julio Andrés Torres García, the current Director General of Public Credit and National Treasury.

Once appointed as ISA's General Manager, Luis Fernando Alarcón Mantilla resigned to his position for the fifth seat of the Board of Directors on December 20, 2006.

Except for their condition as shareholders of Orlando Cabrales Martínez, Luisa Fernanda Lafaurie Rivera, and Jorge Hernán Cárdenas Santamaría, no labor relation exists between the members of the Board of Directors and the Company, nor are there any commercial links between the Company and the relatives by marriage or kinship within the first degree of consanguinity or in-law, of the members of the Board.

The following members hold public positions in the central administration, and thus have links with the State, the controlling shareholder of Interconexión Eléctrica S.A. E.S.P. –ISA–:

- Hernán Martínez Torres – Minister of Mines and Energy
- Manuel Fernando Maiguashca Olano – Vice-Minister General of Mines and Energy
- Gloria Inés Cortés Arango - Vice-Minister General of Finance and Public Credit
- Nhora Abuchar Chamie – Legal Counsel to the Minister of Finance and Public Credit
- Julio Andrés Torres García – Director General of Public Credit and National Treasury-



As provided in Law 964 of 2005, Jesús Aristizábal Guevara, Gabriel Jaime Betancourt Mesa, Luisa Fernanda Lafaurie Rivera and Luis Fernando Uribe Restrepo acted as independent members of the Board of Directors.

1.2. OPERATION OF THE MEETINGS

1.2.1. Schedule.

In its meeting 630 of November 25, 2005, the Board of Directors approved the schedule of meetings for the period January-December 2006; and in its meeting 635 of April 28, 2006, it approved the enhancement plan, corresponding topics, and presentation periodicity.

Within the mentioned period, the Board met on 15 occasions, 12 of which for regular meetings, while the other three for special meetings. Nine meetings were carried out in Bogotá, 5 in Medellín, and 1 in Cartagena. Thirteen meetings were face-to-face meetings, and two were held via teleconference.

Average duration time of each meeting was five hours, and as agreed by the Board, agenda items on which a decision was to be made, were considered first, followed by strategic issues and lastly by monitoring issues.

1.2.2. Convening.

At the end of each session, the Secretary of the Meeting reminded participants of the date and place of the next meeting, and later on, no less than five days in advance, the Secretary convened in writing every principal member and his alternate.

1.2.3. Availability of Information.

The Secretary of the Meeting, through a site at ISA's Web page created for such purpose, accessible only with a personal password, and no less than three days before the session, made available to the Board's members the documentation covering the topics to be dealt with at the meeting,

Additionally, at the beginning of each meeting, the Board members were handed a compact disc containing the information to be presented at the meeting.

All information requested by them was also delivered by the same means.

1.2.4. Quórum.

At the beginning of the meetings and when items considered were to be approved, the Secretary of the Board of Directors verified quorum required by the Articles of Incorporation.

Even though both the principal members and their alternates are convened to and attend the Board meetings, only the principal member's vote is counted in when computing majorities required.

1.2.5. Agenda.

At the beginning of each session, once the quorum was verified, the agenda previously disclosed to each member was submitted to the Board of Directors for approval.

1.2.6. Attendance.

From April 2006 to March 2007, the Board meetings were attended by at least the number of members necessary to form a quorum.

Attendance by the principal members to the 15 meetings was as follows:

- Luis Ernesto Mejía Castro, Minister of Mines and Energy, April – July of 2006 period: 4 meetings.
- Hernán Martínez Torres, Incumbent Minister, August of 2006 – March of 2007 period: 10 meetings.
- Gloria Inés Cortés Arango Vice-Minister General of Finance and Public Credit: 15 meetings.
- Isaac Yanovich Farbaiarz: 13 meetings.
- Luis Fernando Alarcón Mantilla: 11 meetings, due to his resignation to the Board of Directors in December of 2006.
- Jesús Aristizábal Guevara: 14 meetings.
- Luisa Fernanda Lafaurie Rivera: 14 meetings.
- Orlando Cabrales Martínez: 14 meetings.

Attendance by the alternate members was as follows:

- Manuel Fernando Maiguashca Olano, Vice-Minister of Mines and Energy: 12 meetings (two of them as Acting Minister of Mines and Energy).
- Nhora Abuchar Chamie, Legal Counsel to the Minister of Finance and Public Credit: 15 meetings.
- Hernán Martínez Torres (on a personal basis): 4 meetings, period between April and July of 2006. Julio Andrés Torres Garcia, the Director General of Public Credit and National Treasury of the Ministry of Finance, was appointed to substitute him, and attended 3 meetings.
- Luis Fernando Uribe Restrepo: 14 meetings.
- Jorge Hernán Cárdenas Santamaría: 12 meetings.
- Gabriel Jaime Betancourt Mesa: 14 meetings.
- Andrés Felipe Mejía Cardona: 14 meetings.

1.2.7. Pending Topics.

In each meeting, the General Manager reported on pending topics, and on compliance with recommendations made. Upon checkup of the list of pending issues, the Board instructed the Secretary when a matter can be taken off the pending list.

1.2.8. Approval of Minutes.

The minutes of the Board of Directors were prepared by the Board's Secretary, submitted to the Board for approval, and signed by the Chairman and the Secretary. They are kept in consecutive order in books duly numbered by the Medellín Chamber of Commerce for Antioquia, and they remain under custody of the Company's Central Files.

1.3. CHAIRMAN OF THE BOARD OF DIRECTORS

In session 635 of April 28, 2006, the members of the Board of Directors unanimously appointed Luis Fernando Alarcón Mantilla as Chairman of the Board. In session 646 of December 20, 2006, following Mr. Alarcon's resignation to take over the helm as ISA's General Manager, Mr. Orlando Cabrales Martínez was appointed to replace him.

1.4. PREPARATION OF TOPICS TO BE CONSIDERED AT THE MEETING

As recommended by the Improvement Plan, the Board centered efforts on improving planning and preparation of meetings and on intensifying time devoted to strategic issues. The issues were studied and analyzed by each member, objectively discussed under business criteria by the full Board, and finally decided upon by consensus.

1.5. BOARD OF DIRECTORS' COMMITTEES

As established by the Corporation's Board of Directors, the Corporate Audit Committee, the Board Committee, and the New Business Committee operate institutionally.

1.5.1. Corporate Audit Committee.

Its members are Luis Fernando Uribe Restrepo, Nhora Abuchar Chamie, Jesús Aristizábal Guevara, and Jorge Hernán Cárdenas Santamaría; it met six times in the period April 2006 – March 2007.

It is in charge, among other functions, of approving the Economic Group's control policy, and supervising its compliance; reporting to the Board of Directors or Shareholders' Meeting about risk and control situations that call for it; presenting to the Shareholders' Meeting the results of the evaluation of offers for the position of Statutory Auditor; supervising compliance with ISA's Good Governance Code, and learning about matters related to its effective compliance, arising from claims brought to the Board of Directors by shareholders and investors, as provided in the Articles of Incorporation and the Code itself.

1.5.2. Board Committee.

The members of the Board Committee are Gloria Inés Cortés Arango -Vice-Minister General of Finance and Public Credit-, Manuel Maiguashca Olano -Vice-Minister of Mines and Energy-, Orlando Cabrales Martínez and Isaac Yanovich Farbaiarz. It met on 7 occasions along the period April of 2006 - March of 2007.

Its functions are assisting and monitoring Management on matters related to compliance with the Good Governance Code, financial statements, strategic direction and human talent matters. It is also in charge of evaluating the General Manager, and of any other function or activity assigned to it by the Board of Directors, as well as evaluation of functioning of the Board itself.

1.5.3. New Business Committee.

This committee met on 11 occasions along the period; its members are Luisa Fernanda Lafaurie Rivera, Orlando Cabrales Martínez, Andrés Felipe Mejía Cardona, Gabriel Jaime Betancourt Mesa, Gloria Inés Cortés Arango -Vice-Minister General of Finance and Public Credit-, and Manuel Maiguashca Olano -Vice-Minister of Mines and Energy-.

Its functions are: analysis of investment initiatives included in ISA's growth strategy and monitoring of business under execution. This Committee does not include those Board members who, by reason of their duties or the company or entity they work for, may have conflicts of interest, arising from the business analyzed or monitored.

1.6. REMUNERATION

The Board of Directors' members have received the remuneration set by the Shareholders' Meeting for attending the Board and Committee meetings established at three (3) monthly statutory minimum wages per meeting.

1.7. CONFLICTS OF INTEREST

Whenever the Board members considered that conflict of interest could have arisen regarding some specific matter under discussion, they expressed so to the other members, and abstained from participating in discussion and decision-making, exiting the premises where the Board met.

1.8. RELATIONS OF THE BOARD WITH THE GRUPO ISA'S COMPANIES

For better results as managers of the Grupo ISA's holding company, the Board of Directors is made up of members of the boards of the affiliates. Luisa Fernanda Lafaurie Rivera and Isaac Yanovich Farbaiarz (Management Council of Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–), Jorge Hernán Cárdenas Santamaría (Board of Directors of Red de Energía del Perú -REP-), Andrés Felipe Mejía Cardona (Boards of Directors of Flycom Comunicaciones and XM, Compañía de Expertos en Mercados), and Orlando Cabrales Martínez (Boards of Directors of ISA Bolivia and Transelca).

1.9. SELF-EVALUATION OF THE BOARD OF DIRECTORS

Board of Directors members conducted qualitative self-evaluation, by means of a questionnaire developed for such purpose. Information was gathered on January 26, and February 16 of 2007, involving fourteen (14) people, or one hundred percent (100%) of the Board's principal and alternate members.

The issues were evaluated on the scale of excellent and very good, with results as follows:

- Individual performance of Board members: 95%
- Group performance: 85%
- Relevance and depth in treatment of issues: 88%
- Performance and participation in management: 84%

Board of Directors's individual and group ratings were higher than those for previous period.

In addition to self-evaluation, the Board is evaluated according to the indicators obtained for the Corporate Integral Management Chart and the Top Level Management Chart approved in meetings 632 of January 27 and 634 of March 27 of 2006. Aggregated compliance was 83% and 29 of 35 indicators defined for both levels were met – 6 out of 9 for corporate level and 23 out of 26 for top level.

For optimum performance of the Board of Directors, work in conjunction with the management was proposed to enhance swiftness and efficiency of sessions, with emphasis of the Board's work on strategic issues.

1.10 EVALUATION OF THE GENERAL MANAGER

The General Manager is evaluated according to the results of the Corporate Integral Management Chart, and according to Top and First Level indicators, which is one level above that of the Board of Directors. During the period, aggregated performance was 79% and 48 out of 61 indicators defined were met; for the first level, 19 out of 26 were met.

Qualitative assessment of management results for 2006 of Mr. Javier G. Gutiérrez Pemberthy as the General Manager showed his dedication, professionalism, and leadership, so instrumental in the development and evolution of ISA and the Economic Group's affiliates.

To Mr. Luis Fernando Alarcón Mantilla, our best wishes for the successful handling of the challenge now facing him, which will be his contribution to the Corporation's growth and the country's well being.

Finally, I want to let Messrs. Shareholders know that each member of the Board of Directors has contributed his knowledge, experience, dedication, and positive critical attitude to the growth and sustainability of Interconexión Eléctrica S.A. E.S.P.

See Special Report in the Notes to ISA's Financial Statements, page 104.

Orlando Cabrales Martínez
Board of Directors Chairman
Medellín, March of 2007

2 REPORT ON COMPLIANCE WITH AND ADVANCEMENT OF THE GOOD GOVERNANCE CODE

In compliance with the provisions contained in the Articles of Incorporation and the Code of Good Governance, in my capacity as Chairman of the Board of Directors, and on behalf of the General Manager, I present the following report:

2.1. AMENDMENT TO THE CODE OF GOOD GOVERNANCE

In meeting 635 of April 28, 2006, the Board of Directors approved the new organization and scheme of responsibilities of the Corporate Audit office that gave rise to an amendment to the Code's Title IV – On the Behavior of Management, Chapter II – On the Control.

The reform was made public through written communication published on May 20, 2006 in a wide-circulation newspaper.

2.2. SHAREHOLDERS' MEETING

The notices for the Regular Shareholders' Meeting of March 27, 2006 and of the Special Shareholders' Meeting of November 24, 2006, were published, 19 and 6 days respectively in advance.

Likewise, on March 21 and November 22, in a wide-circulation newspaper, the Company reminded shareholders of the date set for the meetings and published information regarding representation by proxy for the meetings.

Concurrently, ISA posted on the Company's Web page, the meetings' convening notices, their agendas and the propositions to be considered therein. Additionally, it published the ticket for the Board of Directors and résumés of candidates that the State, as controlling shareholder, presented to the consideration of the meeting.

Quorum was present at both meetings, as required by Law, and each meeting dealt with issues approved in the agenda. Both were broadcast as real-time videoconferences via Internet.

For information of shareholders, abstracts of minutes 94 and 95 corresponding to the regular meeting held on March 27 and the special meeting held on November 24 were posted on the Company's Web page.

The minutes were signed by the meetings' Chairman and Secretary as well as by the respective commission, and included the subjects presented, the approvals and authorizations granted, and the observations made by the shareholders.

The Minutes were filed with the Chamber of Commerce and copies thereof were sent to the Colombian Financial Superintendency and to the Superintendency of Domiciliary Public Utilities.

Minutes 94 were included in the Public Deed that formalized the amendment approved to the articles of incorporation.

2.3. THE ADMINISTRATION

The Shareholders' Meeting of March 27, 2006 elected the Board of Directors for the April 2006 – March 2007 period. All members designated expressed their acceptance in writing, a fact that was also filed with the Chamber of Commerce of the Corporation's domicile.

In Special Meeting of November 24, and given the resignation of Hernán Martínez Torres, Julio Andrés Torres García, Director General of Public Credit and National Treasury, was elected to this alternate position.

In December of 2006, Orlando Cabrales Martínez was elected as Chairman of the Board of Directors given the resignation of Luis Fernando Alarcón Mantilla as principal member of ISA's Board of Directors.

The report on the operation of the Board of Directors, also submitted to the Shareholders' Meeting, recounts the Board's meetings held, members' attendance and self-evaluation of the Board.

In addition to self-evaluation, the Board is evaluated according to the indicators obtained for the Corporate Integral Management Chart and the Top Level Management Chart approved in meetings 632 of January 27 and 634 of March 27 of 2006. Aggregated compliance was 83% and 29 of 35 indicators defined for both levels were met – 6 out of 9 for corporate level and 23 out of 26 for top level.

According to the Articles of Incorporation, the General Manager, the Area Managers, the Deputy Managers and the Directors are part of the administration, and all of them, through strategic direction of their respective areas and execution of different activities, contribute to achieve the Company's goals.

The General Manager is evaluated according to the results of the Corporate Integral Management Chart, and according to the Top and First Level indicators – one level above that of the Board of Directors. During the period, aggregated performance was 79% and 48 out of 61 indicators defined were met; for the first level, 19 out of 26 were met.

Area managers, deputy managers, directors and workers are evaluated according to the indicators established in the Integral Management Chart that correspond to their respective level. Results are disclosed inside the organization and used to prepare the Improvement Plan for the next period.

To negotiate shares of ISA, administrators must have authorization from the Board of Directors. Which is why, Luisa Fernanda Lafaurie Rivera, Hernán Martínez Torres and Jorge Hernán Cárdenas Santamaría in meeting 641 of September 29 of 2006, Isaac Yanovich Farbaiarz in meeting 642 of October 27 of 2006, and Andrés Felipe Mejía Cardona in meetings 642 of October 27 and 644 of November 24 of 2006, requested authorization to negotiate ISA shares, authorizations that were granted by the Board, without the vote of the interested parties.

ISA does not use special mechanisms for payment or remuneration in stock to employees and managers.

Through the Web page, Corporate Governance section, Messrs. shareholders can get information about the professional qualifications and experience of the Company's managers.

2.4. CONTROL

The Company, along its inspection and control process, answered efficiently and timely the requests for information presented by government control bodies and it obtained ratings from authorized firms.

- External control bodies
  - *National General Accounting Office.* The Company presented 18 reports regarding accounting information and non-performing debtors.
  - *National General Auditing Office.* The Company presented 18 reports related to rendering of accounts, advancement of improvement plans, information for the Debt Unified Statistics System -SEUD-, and information regarding cash budget for the Fiscal Statistics Information System -SIDEF-.
  - *Colombian Financial Superintendency:* The Company presented 18 reports on bond underwriting, pre-and-post-Shareholders' Meeting information, accounting information and financial information. 47 records were posted on INFOEVENTUAL with information relevant to the Company.
  - *Superintendency of Domiciliary Public Utilities:* The Company presented 12 reports with general information to update the Single Register of Public Utilities Providers -RUPS-; financial, administrative, commercial, accounting and infrastructure investment information; and information related to the Shareholders' Meeting.

- *Energy and Gas Regulatory Commission* –CREG--: The Company presented 4 reports with shareholder structure and accounting information.

- *National Planning Department:* The Company presented 2 reports regarding budget follow-up, shareholder structure, and project for earnings distribution.

- *Ministry of Mines and Energy:* The Company presented 4 reports on ISA's equity.

- *External Auditor of Management and Results.* Deloitte & Touch acted as ISA's External Auditor during 2005. Its report issued on June 10 of 2006, and published in the El Colombiano newspaper on August 20 of the same year, stated that on the scenario projected by the Company no major situations were observed that could jeopardize the Company's financial viability. Said report was presented to the Superintendency of Public Utilities.

- *Statutory Auditor.* Price Waterhouse Coopers Ltda., Statutory Auditors for the 1, IV, 06 - 31, II, 07 period have received all information and documents requested in execution of their duties. Their recommendations have been analyzed and the measures suggested by them have been taken.

  In compliance with its legal duties, the firm will present to the Shareholders' Meeting a report on the Corporation's management and financial statements.

  It is important to highlight that the Company has analyzed the recommendations made and has also taken the measures indicated.

- *Chamber of Commerce.* During the period, the financial statements were presented, the Mercantile Register and the Single Register of Proponents were renewed, and the subscribed capital and ISA's stock participation in the companies making up the Group, were updated.

- Credit ratings:

  Duff & Phelps de Colombia:

  - In a report issued on March 24 of 2006, Duff & Phelps de Colombia upheld the AAA rating for bond issues made by ISA in 1999 and 2001. This rating means issues with the highest credit rating where risk factors are virtually non-existent.

  - On July 7, 2006, the agency rated AAA, negative perspective, the bond issues made by ISA in 1999 and 2001, and the $850,000 million bond issue. Such rating obeyed to the significant increase in the Company's debt, as on the date of the rating, consequence of the financing obtained for acquisition of 50.1% of common shares of Companhia de Trasmissão de Energia Elétrica Paulista –CTEEP–.

  Standard & Poor's international rating agency:

  - On June 30, 2006, Standard & Poor's rated BBB the local-currency long-term corporate credit risk and placed it on credit watch with negative implications following the acquisition of 50.1% of common shares of Companhia de Transmissao de Energia Elétrica Paulista –CTEP–.

  - On November 14, 2006, Standard & Poor's ratified ISA's foreign-currency long-term credit BB rating, the highest rating possible for a Colombian company and equal to the State's sovereign ceiling, and modified the local-currency credit rating from BBB to BBB-.

- On March 6, 2007, the agency raised the foreign-currency long-term corporate credit rating from BB to BB+ and ratified the local currency BBB- rating.

  The rating upgrade took place after the long-term foreign-currency and local currency ratings for the Republic of Colombia went from BB to BB+ and from BBB to BBB+, respectively, as a result of the significant improvement in the country's growth perspectives.

  According to Standard & Poor's, the ratings reflect ISA's dominant position in Colombia's National Transmission System, its strategic importance for Colombia, its natural monopoly, and the government's ownership. These strengths are mitigated by the risk of operating in Colombia's economic and political environment and by the foreign-exchange risk related to its foreign-currency denominated debt, as well as by the increased exposure to more volatile economies.

It is important to add that no requests for special audits were made by shareholders or investors during the period and no investigations by control and inspection entities were conducted that compromised ISA.



The Statutory Auditor's report, the External Auditor's opinion and the ratings by risk rating agencies are published on the Company's Website for information of shareholders and investors.

- Internal control bodies

  - Corporate Audit Committee. In Decision 59 of August 3, 2006, the Board of Directors regulated the composition, operation, responsibilities, remuneration and reports of the Audit Committee, in accordance with guidelines established in Law 964 of 2005 and the Code of Good Governance.

    The committee, which met on seven occasions during the April 2006 – March 2007 period, considered the Statutory Auditor's report, the reports for control and inspection entities, the financial statements for 2006, and the Corporate Audit work plan.

    In meeting 635 of April of 2006, the Board of Directors approved the organizational model, the scheme of responsibilities and the positions of the Corporate Audit office, which in order to carry out its duties would have two areas: Operating Audit and Specialized Audit. It was decided in the same meeting that the office will be accountable, in functional terms, to the Audit Committee, and in administrative terms, to ISA's General Manager, and established that the Corporate Auditor be selected by the Corporate Audit committee from a list of three names presented by the General Manager.

    The Corporate Audite office conducted 31 evaluations on issues such as project construction, integral management of ISA's investment portfolio, coordination and operation of the electric power transmission grid, contracting, suppliers, Integral Management charts, Development Plan, Good Governance Code, risk management, compensation, inventories, software licensing, data network vulnerability, SAP security, and administration of treasury surpluses and payments.

    Recommendations made relate to personnel safety during project construction and line maintenance works, improvements to follow-ups and control of affiliates and to future ex-post evaluations, roster and evaluation of suppliers, strengthened control on commercial software licenses, data network equipment insurance, SAP function segregation, and improved administration of third parties' resources and payments.

  - Instruments implemented in the Company such as the Integral Management Chart, Development Plan, Improvement Plan and Budget permit controlling the Company's day-to-day activities.

2.5. INTEREST GROUPS

ISA's commitment to each interest group together with the Corporate Social Responsibility Report that details compliance with each commitment, and news and facts of relevance for each group, are published on the Company's Web page.

Below is an account of issues related to shareholders and suppliers.

2.5.1. Shareholders.

As of December 31, ISA had 1,019,267,163 outstanding shares held by 65,215 shareholders, as follows: The State (569,472,561 shares equivalent to 55.871%), EEPPM (102,582,317 shares equivalent to 10.064%), Ecopetrol (58,925,480 shares equivalent to 5.781%), EEB (17,535,441 shares equivalent to 1.720%), Individuals (124,658,017 shares equivalent to 12.230%), Institutional Investors (114,407,313 shares equivalent to 11.224%), Legal Persons (17,126,377 shares equivalent to 1.680%); Foreign Investors (9,807,307 shares equivalent to 0.962%) and ISA ADR Program (4,752,350 shares equivalent to 0.466%).



The Special Shareholders' Meeting held on November 24, 2006 approved the issue and underwriting of 58,925,480 common shares to be privately offered to Ecopetrol, a fact that changed ISA's shareholding structure.

2.5.1.1. Evolution in the Stock Market.

ISA's stock closed at $5,910, equivalent to 4.60% appreciation.

The stock was traded in 242 rounds at the Stock Exchange. Total 139,599,125 shares were traded, at an average of 576,856 shares per round; as a result, market capitalization increased to USD 2,690.68 million.

Since their initial deposit in March of 2004, 190,094 ADRs (Level I American Depositary Receipts) have been issued corresponding to 4,752,350 common shares that are also traded over the counter in Nasdaq. One ADR equals 25 common shares.

2.5.1.2. Relations with shareholders.

During 2006, the shareholders' Information Center handled 91,358 contacts: 47% were handled by the shareholders personalized attention office in Bogotá, and 53% in Medellín:

- Toll-free shareholder service number, 01 8000115000, handled 39,773 calls (including calls to the toll-free line as well as calls to the Medellín and Bogotá offices), at an average of 109 calls per day and 88.9% service level. The line was rated excellent in average (4.82 points) in the "Quality Service Audit" survey conducted by Invamer Gallup Colombia.

- E-mailbox accionesisa@isa.com.co received 2,330 messages during the year with requests from shareholders. In turn, the Company sent 480,271 successful messages: 469,880 addressed to shareholders, 9,470 to stockbrokers and 921 to stockmarket analysts and foreign investors.

- ISA sent to the shareholders two issues of the biannual newsletter, both printed and electronically, together with the corresponding Shareholder Statement.

- Three meetings with stockbrokers were held in Bogotá, Cali, and Medellín.

- ISA's Website, http://www.isa.com.co, in its shareholders section, publishes updated information on relevant issues in the Company's financial, stockmarket and administrative areas, as well as information related to the Shareholders' Meeting and the Board of Directors, reports on the Company's performance, and other issues of interest. 16,747 visits were registered at the site during 2006.

2.5.1.3. Liquidity Fund.

In June of 2001, with a capital of $8,481,250,000, and as part of the Program "ISA Shares For All", a Liquidity Fund was established for ISA stock, to act as either buyer or seller in case no one else in the market did. The fund had marginal participation in the market, showing ISA stock has met supply and demand expectations.

The Fund was created with a life-term of 5 years (due in June of 2006), when it was liquidated through sale of 920,000 shares and refund of $11,707 million to ISA. On that date, the Fund was being run by the firm Corredores Asociados S.A..

2.5.1.4. Dividend Policy.

On March 27, 2006, ISA's Stockholders' Meeting approved the appropriation and distribution of earnings of the year 2005, which meant distribution of earnings totaling $115,241 million to pay dividends of $120 per share to 960,341,683 outstanding common shares. Payment took place in four installments of $30 each on April 19, July 19, and October 19 of 2006 and January 19 of 2007.

2.5.2. Suppliers.

In the year 2006, ISA signed 2,294 contracts, worth $126,964 million, including VAT, with 1,098 suppliers

Of the 43 notices published on the Web page related to procurement of goods and services, 28 deal with Energy Transport services, 12 with corporate goods and services, and 3 with projects of the Financial Support Fund for Electrification of Interconnected Rural Areas -FAER-, and the Financial Support Fund for Electrification of Non-Interconnected Rural Areas -FAZNI-. The same Website published the Contracting Regulations, supplier-rating criteria, and commitment to this interest group.

As many as 431 calls were answered through the Supplier contact mailbox.

2.6. RELATIONS WITH THE CONTROLLING SHAREHOLDER

ISA and the State, its controlling shareholder, have executed the following agreements:

- FAER 017 – Empresa Antioqueña de Energía (EADE) technical assistance agreement (GSA-031-2005) between the State – Ministry of Mines and Energy and ISA for general administration of the projects to be funded by FAER in the Province of Antioquia, signed on December 22 of 2006 and amounting to $4,771,391,884 million.
- Inter-administrative agreement GSA-54-2006 between the State – Minminas and ISA, for general administration and technical assistance of execution of FAZNI funds assigned to investment projects related to new electric infrastructure and/or replacement or rehabilitation of existing infrastructure by that entity's Administration Committee. Signed on December 22 of 2006 for $12,468,307,384 million.

2.7. THE RISKS

IISA manages its risks and reports its management results to corresponding entities, thus complying with the Group's Policy for Integrated Risk Management.

Risks identified and assessed as most relevant in the Corporate Risk Map remain: macroeconomic, public order, legal uncertainty and instability, regulatory, and those arising from the expansion of the Economic Group.

Along the period, ISA managed these risks and others of lower impact, while advancing construction of exercises that allow analysis of the impact of such risks on projections of Corporate Financial Statements.

On the Web page, in the Annual Report, and in the prospectus of the bonds issued during the period, ISA highlighted the most relevant risk-management issues.

It also coordinated implementation of the Cycle for Integrated Risk Management in the affiliates of Grupo ISA, who have a map of the risks they face themselves.

2.8. INFORMATION DISCLOSED TO THE PUBLIC

Since its inception, ISA's Web page informs the public about the Company's events:

- Acquisition and establishment of companies.
- Value of the stock.
- Changes in the management.
- Convening of Shareholders' Meetings.

On the page, investors can find ISA's individual and consolidated financial results, debt reports and guarantees granted, credit risk ratings, reports to the United States Security and Exchange Commission -SEC-, stockholder structure, dividend payment dates, attacks on the power towers, ongoing projects, Board of Directors' composition, relevant decisions of the Board of Directors, reports from the Statutory Auditor, and reports from risk-rating agencies.



Financial information thus disclosed is updated every quarter and is the same that is presented to the Board of Directors. It is compiled and processed according to the professional principles, criteria and practices used in the production of financial statements, and it is as reliable.

Information not posted on the Web page can be requested in writing to the General Manager, stating the reasons and purpose. The Manager's refusal to disclose information can be brought to the consideration of the Board of Directors. No refusal of information by the Manager was brought to the consideration of the Board of Directors in the period between April 2006 and March 2007.

It must be taken into account that no reserved or confidential information, or information posing a risk to the Corporation's business, or affecting third parties' rights, can be disclosed by ISA.

2.9. COMPLIANCE WITH THE GOOD GOVERNANCE CODE

The actions and persons in charge of the Mechanism for Verification of Compliance of the Good Governance Code were updated during the period, as provided in the amendment approved.

The information supplied on the Web page, the reports to control and inspection bodies, the report produced by the Mechanism for Verification of Compliance of the Good Governance Code, the reports presented to the Board of Directors on compliance with the Code, and the other control instruments constitute the central axis for verification of the Code.

Annual audits by the Statutory Auditor and the Corporate Audite office on compliance with the Good Governance Code facilitate its monitoring and control and have produced recommendations such as:

- Unify the term of the Statutory Auditor, both in the Good Governance Code as well as in the Group's Control Policy.

- Include in the Company's Corporate Responsibility Report a section to inform about inquiries presented through ISA's Toll-Free Number for Suggestions and Claims.

- Periodical updating of the Web page.

No breach of the terms of the Good Governance Code was reported in 2006 through any of the lines and mailboxes available to the shareholders or the general public. Messrs. Shareholders, if you wish to reach us by phone, you can do so at:

ISA's Toll-Free Line for Suggestions and Claims:		01 8000941341
Toll-Free Line for Shareholder Attention:	Nationwide:	01 8000115000
	From Medellín:	57 (4) 3602472
Energy Transport Service:		57 (4) 3157143

Messrs. Shareholders: Our experience in the area of Good Corporate Governance tells us that it is its day-to-day observance that allows generation of competitiveness, transparency, and trust. We count on your cooperation to continue meeting our commitment to implementing the best practices.

Thank you very much.

Orlando Cabrales Martínez
Board of Directors Chairman

Luis Fernando Alarcón Mantilla
General Manager

3

grupo empresarial ISA management results



grupo empresarial ISA
management results



3.1. MACROECONOMIC CONTEXT

The year 2006 was a good one for the global economy because of the steady growing trend in Gross Domestic Product -GDP- estimated at 5.1% by the International Monetary Fund -IMF-, as compared to 3.3% for 2005, and 4.9% for 2007. Economic figures by regions also show encouraging signs: the Euro Zone shows steady indicator recovery, with growth expected at 2.5%, while China keeps robust 10% growth.

In 2006, the United States economy, still a determining one, kept deceleration trend: GDP reached 2%, a result of a slower pace in real estate and manufacturing, and it is expected to reach an annual 3.4% at closing.

Inflation in the US, which remains a source of concern because of pressure rebound, stood at 2.6% at closing of 2006. Despite the fore coming, the United States Federal Reserve -FED- keeps reference interest rate unchanged at 5.25%.

The World Bank estimates Latin-American growth for 2006 and 2007 at 5% and 4.2%, respectively. Economic expansion rests on better exchange rates, arising from more favorable raw materials prices.



Peru

The Peruvian economy consolidates its strong expansion, and on the basis of 9.82% third quarter growth, the closing figure for 2006 is expected to rise to around 7.5%, according to the Ministry of Economy and Finance. This figure, the highest in the last decade, has a foundation on internal demand, especially as regards to investment growth.

It is worth pointing out that Lima's Stock Exchange General Index –IGBVL– appreciated by 168.3%, thus becoming the most profitable stock exchange worldwide.

Inflation rate goal, ranging between 1.5% and 3.5%, set by Peru's Central Reserve Bank, was reached amply, while Consumer Price Index -CPI- showed 1.14% variation.

Monetary policy remains on this course unaltered, with stable 4.50% interest rate, in line with positive GDP and inflation dynamics, and also as a measure to counter exchange volatility.

Revaluation was 6.5%, closing at S/3,206.

Bolivia

The Bolivian economy keeps showing positive signs. In the third quarter, GDP expanded by 4.55%, with closing growth figures for 2006 expected to near 5%.

The Central Bank of Bolivia failed to reach the goal set for the period, with CPI equal to 4.95% by year's end. Inter-bank interest rate in local currency and foreign currency closed at 3.83% and 4.67%, respectively.

In the fiscal arena, Bolivia keeps getting good results. Along 2006, Bolivia's National Customs outdid collection expectations by Bs.314 million, with total revenues of Bs.4,414 million. Surplus is expected at closing of fiscal year.

Brazil

GDP projections for Brazil keep falling, upon reports of scant 0.5% economy growth, the same as for the second quarter.

Accordingly, the Comisión Económica para América Latina y el Caribe –CEPAL– lowered its growth expectations for 2006 to 2.8%, down from 4.0%. This notwithstanding, the Commission expects the economy to recover in 2007, and expand to 3.5%.

The Wide Consumer Price Index -IPCA-, in turn, closed at 3.14%; additionally, the Central Bank has decided to keep an expansionist monetary policy, and it has reduced Selic rate by up to 13.25%.

Colombia

The good results of the Colombian economy are explained by the good international markets atmosphere, and by increased confidence levels in the country during the period. Growth rate of 7.68% (counting out illicit crops) for the third quarter and the consequent adjusted growth projection of 6% for 2006, stand out.

The Central Bank again reached its inflation goal, agreed on at between 4% and 5%, reaching 4.48% year on year, a positive figure despite second semester's inflation pressures, that needed countering through a change in the monetary policy, including interest rate increase by year's end.

Producer's prices behaved similarly, helped mainly by exchange rate. At year closing, producer's prices showed 5.5% variation, down form a top 5.97% observed in September.

Exchange rate behavior was determined to a great extent by international context, with year's end peso revaluation of –1.99%, less sharp than in preceding years, and steady, competitive, real exchange rate index levels of 117.46, as well as year's end market representative exchange rate of $2,238.79 per dollar.

Despite expectations along the year regarding fiscal structural reforms and deficit reduction, the Ministry of Finance expects national government's deficit to stand at 3.8%, and consolidated deficit for 2007 at 1.3%.

3.2. GRUPO EMPRESARIAL ISA

The Grupo Empresarial ISA is one of Latin America's power sector top players, with a presence in the countries of the Andean Community -CAN- and the Southern Common Market -Mercosur-, while it remains the leading carriers' carrier of the Colombian market.

The Group has eight companies in the power sector:

- Interconexión Eléctrica S.A. E.S.P. –ISA–
- Transelca S.A. E.S.P.
- Interconexión Eléctrica -ISA PERÚ S.A.
- Red de Energía del Perú –REP– S.A.
- Consorcio TransMantaro S.A.
- ISA Bolivia S.A.
- Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–
- XM, Compañía de Expertos en Mercados S.A. E.S.P

Besides, it has two companies in the telecommunications sector:

- Internexa S.A. E.S.P.
- Flycom Comunicaciones S.A.

Additionally, it incorporated in Brazil the company ISA Capital do Brasil S.A., a special purpose company for acquisition of CTEEP.


ISA
ENERGY
TELECOMMUNICATIONS
ISA CAPITAL DO BRASIL S.A.
TRANSELCA
flycom

In the electric energy business, the portfolio of Grupo Empresarial ISA offers power transport, and its ancillary services, as well as operation and administration of power markets.

With 36,628 kilometers of high voltage circuits, the Group has consolidated as one of Latin America's major international power carriers.

Transmission assets

Voltage	ISA	TRANSELCA	REP	ISA Peru	TransMantaro	ISA Bolivia	CTEEP	Total
Substations								
Substations (1)	49	41	45	10	4	5	220	374
MVA	11,142	2,813	1,783	235	300	340	46,212	62,824
MVAR	3,537	80	392	8	504	60	6,359	10,939
Transmission lines (km)								
km > 300 kV	1,745	-	-	-	-	-	6,851	8,596
200 kV < km < 300 kV	7,378	1,517	4,089	262	1,207	588	1,412	16,452
km < 200 kV	124	15	1,310	131	-	-	10,001	11,581
TOTAL	9,247	1,532	5,399	393	1,207	588	18,264	36,628

(1) Counting yards at different voltage levels, separately.

In telecommunications, it offers its users the carriers' carrier and valued added services. It has 63.7% participation in the Colombian data and video transport market, and 35.4% participation in the Internet market.

Shareholding


Foreing Investment Funds 0.962%
Legal Persons 1.680%
EEB 1.720%
ISA ADR Program 0.466%
ECOPETROL 5.781%
EEPPM 10.064%
The State 55.871%
Institutional Investors 11.224%
Individuals 12.230%

Chart 1

3.3. RESULTS BY SECTOR AND BY CORPORATION

3.3.1. Power Sector.

3.3.1.1. Interconexión Eléctrica S.A. E.S.P. –ISA–.

ISA's outstanding shares amount to 1,019,267,163, held by 65,215 shareholders, distributed as follows: The State: 569,472,561; Empresas Públicas de Medellín –EEPPM–: 102,582,317; Empresa Colombiana de Petróleos –Ecopetrol–: 58,925,480; Empresa de Energía de Bogotá –EEB–: 17,535,441; Individuals: 124,658,017; Institutional Investors: 114,407,313; Legal Persons: 17,126,377; Foreign Investors: 9,807,307; and ISA Level 1 American Depositary Receipts–ADR– Program: 4,752,350 (See Chart 1).

ISA develops activities as parent company of the Economic Group in order to reach unity of purpose, direction, and control, and to exercise its role as strategic operator, according to concession contracts for the companies of Peru, Bolivia, and Brazil..

Its core business is the transport of high voltage electric power in Colombia. With 9,247 kilometers of circuitry, ISA is the owner of 71.34%[1] of the National Transmission System -STN-, and it delivers connection services to this System and other ancillary services.

Total average availability levels of 99.931% for all of ISA's assets outdoes by 0.28% the goal of 99.651% set by the Energy and Gas Regulatory Commission –CREG–.

Management results:

- In July of 2006, the Group consolidates as an important regional player, after acquisition, through special-purpose company ISA Capital do Brasil, of 50.1% of common shares (21% of total capital), thus gaining corporate control of CTEEP, the main electric power transmission corporation of São Paulo State.
- In January of 2007, ISA purchases through tender offer an additional 39.28% of common shares, to consolidate ownership of 89.40% of common shares, and 37.46% of CTEEP's total capital.
- In November, the Company kept its strengthening efforts in the Brazilian market, when it was awarded one of the groups of the 005/2006-ANEEL auction for construction and operation of a 172km 500kV energy transmission line in the Brazilian State of Minas Gerais.

1 Measured with respect to the As-New-Replacement Value of the Grid calculated with unit costs as of December 31, 2006 (CREG Resolution 026 of 1999).

- In December, ISA and EEB acquired 100% of Consorcio TransMantaro S.A., a power carrier owning 1,207 kilometers of circuitry to interconnect Peru's Central Northern and Central Southern regions.

- The General Shareholders' Meeting, in its special session of November 24, approved share exchange with Ecopetrol, through which ISA increases its stake in Transelca to 99.996%, while the State's oil company obtains 5.781% share participation in ISA.

- In December, ISA commissioned project UPME 01 of 2003: Primavera (Cimitarra, Santander Province) – Bacatá Line at 500kV, with an approximate cost of USD102 million, and the first of a two-stage high voltage corridor stretching around 1,000 kilometers, linking Colombia's Atlantic Coast and Central regions.

- A general quality score of 85% was obtained for ISA's services that corresponds to an outstanding performance (excellent and very good ratings).

3.3.1.2 TRANSELCA S.A. E.S.P.

In this company ISA has 99.9967% stock ownership, while other minority shareholders own 0.0033%.

Transelca offers Colombia's power sector and national industry, energy carrying services through the NTS, connection to the National Interconnected System -SIN- in Colombia's Atlantic region, and energy transport ancillary services.

The 1,531km grid it owns, equivalent to 9.25%[2] of STN, makes it Colombia's second largest power transmission company.

It kept AAA credit risk qualification, certified by Duff &Phelps of Colombia, for the first and second bond issues conducted in 2002 and 2004, worth $113,000 and $100,000 million, respectively.

Transelca paid dividends to ISA of $21,808 million.

Total average 99.87% availability of its network outdid the corporation's internal goal, and that of 99.651% set by CREG.

Management results

- With approval of the Ministry of Social Protection – Atlantic Province Territorial Direction- and that of the Superintendency of Corporations, Transelca reduced its subscribed and paid-in capital by $120,000 million.

- In December, ISA modified its stake in Transelca from 64.9999% to 99.9967%, as a consequence of the acquisition of the 633,387,729 common shares that Ecopetrol held in Transelca.

- Transelca commissioned the following transmission projects, related to the connection service:

  - Electricaribe connection to the National Transmission System -STN- at the Nueva Barranquilla Substation, on November 1, by means of a 220/110/13.8kV – 100/100/30 MVA transformer.
  - A 220/34.5/13.8kV – 45 MVA transformer with associated bays at the Valledupar Substation, which allows Electricaribe to meet that city's growing demand.
  - A grounding transformer with its corresponding 34.5kV bay at El Copey Substation.

- In May, it signed a connection agreement with Empresa Turbocaribe at Substation Ternera at 220kV, whose commissioning is expected for April of 2007.

2 Measured with respect to the As-New-Replacement Value of the Grid calculated with unit costs as of December 31, 2006 (CREG Resolution 026 of 1999).

- It obtained a general quality score of 96% for its services (sum of "excellent" and "very good" scales), outdoing its 82% rating of 2005.

  These results are the consequence of improvement opportunities implemented during the period to solve the customers' needs, based on the customer satisfaction survey conducted by marketing research firm Ipsos Napoleon Franco.

3.3.1.3. Red de Energía del Perú -REP- S.A..

ISA has 30% direct participation in REP, and indirectly, through its affiliate Transelca, it owns additional 30%; Empresa de Energía de Bogotá -EEB- owns 40%.



In association with Ecuadorian Transelectric, REP implemented the interconnection project with Ecuador (Zarumilla-Zorritos 220kV Line), for power integration and exchange between the two countries.

With REP, Grupo Empresarial ISA consolidated as Peru's major electric power carrier. Its 5,399km grid connects 19 provinces, including the Peru-Ecuador interconnection.

The corporation, established in 2002, offers electric power transmission and ancillary services such as operation and maintenance of transmission facilities in important mining and power-carrying concerns in Peru, as well as specialized technical services.

REP kept AAA rating for its bond issues in the Peruvian capital market, awarded by credit risk rating agencies Apoyo & Asociados Internacionales S.A.C. (associates of Fitch Ratings) and Equilibrium Risk Rater S.A.

Total average grid availability during the period was 99.53%.

Management results:

- It started structuring of the second bonds program, worth up to USD150 million, to be effective as of 2007, and which keeps the first program's AAA rating.

- It complied with the indicators demanded by financial creditors.

- It presented to the Ministry of Mines and Energy the study REP 2006-2015 Transmission Expansion Plan, aimed at avoiding grid congestion, as provided in the concession contract subscribed in September of 2006.

- With the Ministry of Mines and Energy, it signed a framework agreement for expansion of the transmission system, under REP concession, during the next 26 years. The first two expansions, with total investment of USD70 million, will bring the company additional revenues nearing USD11 million.

- It was awarded several transmission projects:

  - New Chilca REP Substation, and expansion of capacity of the two existing transmission lines L-2090 and L-2208, from San Juan Substation to the future Chilca REP Substation.
  - Second circuit of the Zapallal-Paramonga Nueva-Chimbote 1, 220kV line, and expansion of related substations.

- It was awarded the Gold Medal for quality management, of the National Quality Awards, granted annually by the Sociedad Nacional de Industrias, becoming the first Peruvian energy transmission company to receive such distinction.

- It was awarded the Prize for Best Treatment of External and Internal Environs during the first awarding event for Good Corporate Governance, of the Universidad Peruana de Ciencias Aplicadas, and Procapitales.

- It obtained a general quality score of 80.3% for its services, a sum of the "excellent" and "very good" scales, equivalent to superior performance.

3.3.1.4. Interconexion Electrica ISA-PERU S.A.

ISA has 28.07% direct participation, and through affiliate Transelca, it has 54.86% participation in this concern, while the remaining 17.07% is the property of Fondo de Inversión en Infraestructura, Servicios Públicos y Recursos Naturales, whose legal representative is AC Capitales SAFI S.A.

ISA Perú was incorporated in 2001 with the purpose of implementing the concession granted by the Peruvian government to construct and exploit, for 30 years, the 220kV Pachachaca-Vizcarra and 138kV Aguaytía-Pucallpa transmission lines and associated substations, commissioned in 2002.

The ISA Perú transmission network is made up of 392 kilometers of circuitry. These lines offer the Peruvian power system increased reliability, because they enhance power transport capacity from production centers to consumption centers, they allow service tariff reduction at locations where isolated systems used to operate, and they favor development of mining centers.

System availability along the period was 99.845%, a figure comparable to international standards, and above the internal goal set at 99.669%.

Management results

- The company paid dividends amounting to USD6,1 million, of which USD1.7 million correspond to ISA, after complying with agreed-on indicators, and once the corresponding waiver was received from creditors.

- It obtained permanent waiver or authorization to reduce minimal Debt Service Coverage Ratio required from 1.25 to 1.20.

3.3.1.5. Consorcio TransMantaro S.A.

ISA (with 60% direct participation), and EEB, (with 40%) purchased stock ownership of Consorcio Transmantaro S.A., a power carrying company of Peru that interconnects the Central Northern and Central Southern regions of that country. This transaction was carried out through a private process with Hydro Québec International, the Fonds de Solidarité des Travailleurs du Québec -FSTQ-, and the Empresa de Transmisión Eléctrica Centro Norte S.A. -ETECEN- of the Peruvian Government.

Consorcio TransMantaro S.A., a company with high retunr and efficiency indices, owns a 1,207km electric transmission network at 220kV between the Mantaro Valley (Junín Province), and Socabaya (Arequipa Province), interconnecting Peru's two main transmission subsystems.

This purchase, together with that of affiliate REP, not only consolidates Grupo Empresarial ISA as that country's largest power carrier, but it also allows creation of synergy in operating Peru's power system.

Average availability of this corporation's network was 99.999%.

3.3.1.6. ISA-Bolivia S.A.

In ISA Bolivia, ISA has 51% direct participation, plus 48.99% indirect participation through Transelca, and 0.01% through Internexa.

This company was incorporated in 2003 to comply with the license contract granted by the Bolivian government for construction and exploitation, for 30 years, of the Santiváñez-Sucre, Sucre-Punutuma and Carrasco-Urubó transmission lines, and associated substations.

It is Bolivia's second power carrier. It owns 588 kilometers of circuitry that started commercial operation in 2005, allowing not only elimination of supply constraints in the country's Southern and Eastern regions, but also improved quality and reliability of its interconnected system.

Its portfolio offers power transport services at 230kV, integral connection services to the transmission system, and electricity studies.

Average availability of lines was 99.979%.

The corporation has met the requirements demanded by the loan agreements subscribed with the Inter American Development Bank -IDB-, and Corporación Andina de Fomento –CAF–.

Management results:

- On October 19, it finished and declared commercial availability of the coupling bay of the Punutuma Substation, a USD1-million investment. This project allowed integration of the Putunuma-San Cristóbal line, as well as habilitation of the field for connection of the future Putunuma-Tarija line at 230kV.

- As a result of the approval by the Superintendence of Electricity of the request for facilities expansion, and with an investment of USD9.2 million, ISA Bolivia will carry out construction of a new 230/115kV substation, opening the Carrasco-Urubó line at La Arboleda. This project is planned to start commercial operation in the first quarter of 2008.

3.3.1.7. ISA Capital do Brasil S.A..

Special-purpose company, ISA Capital do Brasil Ltda., was incorporated on April 28, headquartered in São Paulo City; it was made into an public corporation on September 19, with 99.99% participation of ISA.

This corporation is the investor in Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-, with initial participation of 50.1% of common shares, or 21% of total capital.

3.3.1.8. Companhia De Transmissão De Energia Elétrica Paulista –CTEEP–.

On June 28, and through public bidding conducted at the São Paulo Stock Exchange, the government of the State of São Paulo awarded ISA, through ISA Capital do Brasil, 50.1% of common shares (21% of total capital) of CTEEP, the leading electric energy transmission company in São Paulo state, putting ISA in control of that Company.

In January of 2007, by means of tender offer, it acquired an additional 39.28% of common shares, thus consolidating ownership of 89.40% of those shares, and 37.46% of the company's total capital, where Electrobrás has 35.29% participation, the State of São Paulo 9.39%, the Federal Government 2.31%, and other shareholders 15.55%.

CTEEP operates, maintains, and expands electric power transmission systems under excellent standards of service delivery, users' satisfaction, environmental sustainability, and adequate return for the shareholders, thus contributing to the community's economic and social development. Average grid availability was 99.88%.

It is responsible for a complex electric system made up of 18,264 kilometers of circuitry, and 103 substations at 550kV around the State of São Paulo. It owns three regional control centers and a system operation center. It has its own telecommunications system with 145 microwave stations, 108 telephone exchanges, and about 1,800 kilometers of fiber-optic cable.

CTEEP is renowned as one of the best companies in Brazil's power sector; it transports almost all the power consumed in the State of Sao Paulo, 30% of all energy produced in the country and 60% of the energy consumed in Southeastern Brazil.

Management results.

- It commissioned 1,856.6 MVA of transformation at 11 substations (Assis, Baixa Santista, Bom Jardin, Mogi Mirim III, among others) and 300 MVAR of reactive compensation at Araraquara and Sumaré substations.

- It complied with its investment plan as follows: it uprated the Mairiporã-Santo Ângelo 56km line at 138kV; it changed circuit breakers that exceeded short-circuit level at the end of their useful life, (14 of 230kV, 23 of 138kV, 2 of 69kV, and 6 of 13.8kV); it recovered the active part of 15 transformers: 6 of 440-138kV, 7 of 230-88kV and 2 of 345-88kV; and it modernized the Excitation System of the Synchronous Compensator at Santo Ângelo Substation.

  In its role as parent company, ISA undertook actions along the period aiming at consolidation of its management at CTEEP, actions among which the following stand out:

  - It developed projects such as: optimization of control centers, implementation of the Information System for Operative Management -SIGO-, remote operation of facilities, implementation of Reliability-Centered Maintenance -MCC-, and application of on-line maintenance through ISA.

  - In November, it offered the staffers an Early Retirement Plan that was adhered to by 1,534 people. Such Plan had a tag price of USD222.8 million.

3.3.1.9 XM, Compañía de Expertos en Mercados S.A. E.S.P.

ISA directly owns 99.73% of this company's shares, with 0.067% belonging to: Colombia's Stock Exchange, Corporación Centro de Investigación y Desarrollo Tecnológico –CIDET–, Financiera Energética Nacional –FEN– and Fondo de Empleados de ISA –FEISA–.

On October 1, 2005, XM started its functions regarding operation of Colombia's National Interconnected System, administration of the Wholesale Energy Market -MEM-, and coordination of International Electricity Transactions -TIE- between Colombia and Ecuador.

XM offers its customers services such as:

- Consulting on energy markets and power systems.
- Instruction and training in operation and administration of energy markets.
- Technology for energy markets and power systems.

Management results

- As to SIN operation, unattended demand represented 0.11% of total demand.

- Regarding power markets administration, receivables collection levels were excellent, as shown by collection rate of 99.98%.

- It adequately and timely responded to implementation of the new scheme of the Reliability Charge, according to regulation.

- It obtained 86.3% score for service quality on Customer Satisfaction survey. This is a composed sum of "excellent" and "very good" scores, which places the company at a superior performance level. This is the highest score obtained since the onset of market operation and administration services evaluation.

3.3.2. Telecommunications sector.

3.3.2.1. INTERNEXA S.A. E.S.P.

ISA has 99.99% stake in this concern, while minority shareholders have 0.01%.

This is the only corporation engaged in the Carriers' Carrier business in Colombia, with ample expertise in carrying national and international telecommunications signals.

It services include:

- Value added, Internet, mobile communications and cable TV, among others, offered to the main long-distance operators.
- Total coverage, because it owns the most reliable telecommunications transport network, with the largest capacity available in the country.

For carrying out its activities, it has 4,267 kilometers of fiber optic covering the country, connected to the main submarine cables landing in Colombia, especially the ARCOS System, of which it is a partner. Likewise, it owns an Internet-access platform with a direct connection to the main providers in the United States, and a satellite network with 92 own stations and 140 hosted stations covering Colombia, Venezuela, and Ecuador.

It has 50% investment in Transnexa S.A., Empresa Multinacional Andina de Telecomunicaciones –EMA–, in Ecuador that utilizes the fiber-optic interconnection cable between Ecuador and Colombia, and delivers carrier services between the two countries. During this period, it paid ISA $8,123 million in dividends.

Management results:

- It expanded interconnection with Ecuador, doubling its capacity to 16 STM-1; it quadrupled the Cali-Buenaventura network to 4 STM; it ringed the Pasto-Popayán network (STM-16); and it commissioned the DWDM network in the Northern ring.

- It created affiliate Internexa S.A. in Peru at the end of 2006, with 99.99% stock participation to operate a modern fiber-optic network of over 1,200 kilometers that will connect Lima to the main cities of Peru's Northern coast, and to the Ecuador Southern border, improving services availability and quality.

- With the Cuestecitas (Colombia) - Cuatricentenario (Venezuela) fiber-optic interconnection, and the signing of the agreement with state Corporación Venezolana de Guyana -CVG- Telecom in that country, new market prospects open that allow easy access to networks that guarantee coverage of its main cities as well as to the submarine cable systems existing in that country.

- It signed a cooperation agreement with Empresa Propietaria de la Red -EPR- in order to participate in the definition and implementation process of the business plan associated with exploitation of fiber-optic infrastructure in Central America.

- It was recognized as one of the best-qualified entities in the previous period in the Nation's consolidated report issued in August following audit conducted by the National General Auditing Office. In the same report, that control body rated the management efforts as favorable, and declared the corporation's financial condition sound.

- It reached an agreement to supply carrier services to Telmex Group in Colombia.

- It implemented the Operating Information Integration Module, which includes a centralized system of the network alarms, and a logical and physical inventories system of every network component and service. Such instrument enhances failure response time, and reduces implementation time of new networks or services.

3.3.2.2 FLYCOM Comunicaciones S.A.

ISA has 97.18% direct participation in this concern, FirstMark Communications Latin America –FMCLA– 2.81%, and other minority shareholders 0.01%.

It is Colombia's first wireless-broadband specialized operator that delivers value-added and IP-based services. It started operations in 2002, and it has a direct, commercial, and operational presence in Colombia's six main cities.

It has its own access network supported on LMDS (Local Multipoint Distribution System) wireless technology, the only nation-wide license issued by the Colombian Government, for exploitation of such a platform.

Flycom's network infrastructure is supplemented by point-to-point radio links, and by a satellite platform operated and managed by Internexa.

FLYCOM's portfolio of services has answers for every customer requirement suited to their connectivity needs and can establish metropolitan and expanded networks, with local wireless access through LMDS technology and other radio and cable technologies.

The basic services offered by the Company are corporate Internet, data transmission and data center solutions. Value-added services include videoconferencing, streaming, Aeronet and Wi-Fi zones.



Management results

- It capitalized accounts payable to ISA worth $40,614 million, thus raising ISA's participation in Flycom from 75.04% to 97.18%.
- It grew by 26% in installed services (from 1,226 to 1,548) and by 36% in band width (from 539 Kbps to 845 Kbps).
- It completed 1,166 links: 936 corporate and 230 from the power sector.
- It was pronounced Best Dedicated Corporate Internet Service Provider in 2006, according to survey conducted by the Telecommunications Regulation Commission -CRT- (79.7% in Users' Satisfaction Level).
- It reached 99.91% in average service availability and 99.94% in Local Multipoint Distribution System –LMDS–.

3.4 MANAGEMENT INSTRUMENTS RESULTS

INTEGRAL CORPORATE MANAGEMENT CHART AND DEVELOPMENT PLAN

The criterion to measure compliance with indicator goals making up Integral Management charts is the improvement on previous year's performance, for both lower and upper limits. The period saw 73.63% aggregated results for the Integral Corporate Management Chart.

Results of each perspective are calculated by weighting achievement of the objectives that make it up.

For the **Financial Perspective,** achievement was 73.80% with compliance of two indicators. Total return indicator was below initial expectations, due to the negative impact the Tax Law had on Colombian enterprises, partly ameliorated by the behavior of Producer's Prices Index -PPI- in 2006, that had a positive effect on revenues.

Indicator	Unit	Periodicity	Management Goal		2006 Results
			Lower limit	Upper limit	
Strategic goal: Ensuring value generation.					
Increase in Economic Group's EVA	$ Million Thousand	Semiannually	108,433	130,655	180,949
Group's Total Return	% in Current $	Semiannually	11.94%	> 11.94%	10.61%
Sum of Group Companies' EBITDA	$ Billion	Monthly	707,994	738,883	759,663

As to the **Market Perspective,** with 66.10% achievement level, future revenues annual increase goal was outdone as a result of the following purchases: 1) stock participation, which allows control of CTEEP, and 2) 60% of Consorcio TransMantaro S.A.

On the other hand, and in compliance with the goal to venture into the gas sector, ISA participated in the sale process of ECOGAS assets. Nevertheless, due to terms and to negotiation developments, the Corporation decided not to take part in the final offer.

Indicator	Unit	Periodicity	Management Goal		2006 Results
			Lower limit	Upper limit	
Strategic goal: Increasing participation in target market.					
Annual increase in Group's future revenues.	USD Million	Quarterly	30	40	145.70
Number of businesses in the gas sub-sector.	Number	Annually	1	1	0

In the **Productivity and Efficiency Perspective** where achievement levels stood at 90.59%, the two indicators were met.

Indicator	Unit	Periodicity	Management Goal		2006 Results
			Lower limit	Upper limit	
Strategic goal: Consolidating unit of purpose and direction.					
Implementation of Corporate Governance.	%	Annually	30	50	78.51%
Strategic goal: Ensuring construction and availing of synergy.					
Degree of identification homologation, classification and implementation of best practices (strategic operator role).	%	Monthly	95%	100%	99.18%

In the Organizational Learning and Human Talent Development Perspective, which saw 57% achievement, the Organizational Development Preparedness Degree was outdone, and 84.5% levels were reached for the Technological Plan for the Group, given that some stages of the business intelligence project for the operation process in Transelca were postponed, with the purpose of guaranteeing consistency in definition and implementation of the plan to create synergy with such corporation.

Indicator	Unit	Periodicity	Management Goal Lower limit	Management Goal Upper limit	2006 Results
Strategic goal: Developing organizational capital.					
Degree of preparedness of organizational development.	%	Annually	50	70	76.41%
Strategic goal: Implementing technological preparedness.					
Compliance with technological plan for the Group.	%	Semiannually	95%	100%	84.50%

Altogether, compliance with the Development Plan was 97.45%: 24 of the 27 relevant actions proposed saw compliance levels of over 95%.

3.5. CONSOLIDATED FINANCIAL RESULTS

MAIN ACHIEVEMENTS

The following are ISA Group's results for 2006:

- It doubled its assets through purchase of 50.1% common shares (21.0% of total capital) of the main corporation in São Paulo State's power transmission sector: Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–, taking over it through special purpose entity ISA Capital do Brasil.

- In January of 2007, through Tender Offer -OPA-, it purchased an additional 39.28% of CTEEP's common shares, consolidating itself as the owner of 89.40% of such shares, and of 37.46% of the corporation's total capital.

- Its revenues rose by 87.3%.

- It consolidated its expansion in Peru by purchasing 60% stock ownership of Consorcio TransMantaro S.A., where EEB owns 40% of shares.

- It strengthened its leadership in the Colombian market by raising its stake in Transelca from 64.9% to 99.96%.

- It consolidated its participation in the Central American market through payment of contributions to Empresa Propietaria de la Red –EPR–.

- It strengthened its positioning in the Brazilian market by establishing two new corporations: Interligação Elétrica de Minas Gerais S.A. –IEMG–, for exploitation of concessions and transmission services; and Infra-Estruturas do Brasil Ltda., for delivery of services, consulting, and project development.

Revenues by country


7.9%
0.9%
42.4%
48.7%
Brazil
Colombia
Peru
Bolivia

Chart 2

Costs and expences by country


4.9%
0.7%
62.8%
31.6%
Brazil
Colombia
Peru
Bolivia

Chart 3

FINANCIAL RESULTS

$ Millions	2006	2005	Variation	% Variation
Operating Results				
Revenues	2,016,322	1,076,495	939,827	87.3
Costs and expenses	(1,677,758)	(588,428)	(1,089,330)	185.1
EBITDA	1,113,138	700,049	413,089	59.0
Operating income	338,564	488,067	(149,503)	(30.6)
Non-operating income	(167,614)	(195,664)	28,050	(14.3)
Income tax provision	(63,665)	(69,475)	5,810	(8.4)
Minority interests	(43,184)	22,670	(65,854)	(290.5)
Net income	150,469	200,258	(49,789)	(24.9)
Balance Sheet				
Assets	12,861,199	5,873,043	6,988,156	119.0
Liabilities	6,133,782	2,712,415	3,421,367	126.1
Equity	3,314,373	2,786,230	528,143	19.0
Minority interests	3,413,044	374,398	3,038,646	811.6

3.6. PERIOD'S RESULTS

The Group's operating revenues rose to $2,016,322 million, an 87.3% hike on 2005 figures. This outstanding variation is accounted for by CTEEP's entering the Group as an affiliate in the second quarter of the year, which raised power transmission services by 88.5%.

In terms of geographic location, 48.7% of revenues were generated in Colombia, 42.4% in Brazil, 7.9% in Peru, and 0.9% in Bolivia (see charts 2).

The voluntary early retirement plan of CTEEP's employees, which was implemented to position the corporation at efficiency levels competitive with respect to others corporations in the power sector, and had a price tag of $501,305 million (29.9% of the Group's costs and expenditures), was a determining factor in the increase of Grupo ISA's operating results.

Operating costs and expenditures totalled $1,677,758 million, and as a result of the previously described event, personnel costs at CTEEP are expected to decrease by 50% by late 2007, substantially improving its EBITDA margin, its profits, and the Group's results (see chart 3).


Revenues and EBITDA
2,000,000
1,600,000
1,200,000
800,000
400,000
0
Millions of $
$1,072,581
705.095
$1,076,495
700,049
$2,016,322
1,113,138
2004
2005
2006
Revenues
EBITDA
Chart 4


Assets by country
6.5%
1.5%
46.3%
45.8%
Brazil
Colombia
Peru
Bolivia
Chart 5


Balance Sheet
13,000,000
9,000,000
5,000,000
0
Millions of $
12,861,199
5,542,341
5,873,043
52%
53%
54%
47%
46%
48%
2004
2005
2006
Liabilities
Equity + Minority interests
Chart 6

Operating earnings of $338,564 million (30.6% below 2005 figures), was affected by goodwill amortization of $26,977 million by ISA Capital do Brasil, arising from the difference between purchase price of CTEEP and its book value.

EBITDA rose to $1,113,138 million (59.0% up on 2005), explained by arrival of CTEEP to Grupo ISA as of the second half of the year.(See chart 4).

Inclusion of this corporation also improved the Group's non-operating results with respect to 2005, which went from a loss of -$195,664 million to -$167,614 million. This was due to CTEEP's high liquidity levels, which generated outstanding financial yields, thus partly making up for Grupo ISA's increased financial expenditures in its new investments. This is how the net financial results went from -$176,412 million in 2005 to -$119,337million in 2006.

Income tax shrank by 8.4%, because of 30% special deduction on investment in fixed assets in Colombian companies. As a result, the Group's net income totaled $150,469 million (24.9% less than in 2005).

3.7. BALANCE SHEET

Increase of 119% ($12,861,199 million) in assets is accounted for by:

- Investment in CTEEP, carried out through ISA Capital do Brasil[3], amounting to $1,213,000 million (see chart 5).
- Operation start of UPME 01 of 2003 Primavera-Bacatá.
- Construction of UPME 02 of 2003 Primavera-Bolívar with an investment of $243,596.
- Investment of $170,820 million in Consorcio TransMantaro, to be consolidated by the equity method as of 2007.
- Acquisition of 34.999% of Transelca's shares through exchange of shares with Ecopetrol, which allows Grupo ISA to raise its participation in Transelca to 99.996%.

Goodwill is registered in the deferred charges and other assets accounts, and is the result of purchase of 60% of Consorcio TransMantaro ($105,858 million), and purchase of 34.999% of Transelca shares formerly owned by Ecopetrol ($130,464 million).

See chart 6.

3 Brazil, with two companies, has 46.3% participation in the Group's total assets, similar to Colombia's participation with five companies.

Debt by currency


30.8%
64.7%
1.6%
2.9%
US Dollar
Unit of Account
Italian Lira
Colombian Pesos

Chart 7

Liabilities, on the other hand, rose to $6,133,782 million (126.1% up on 2005).

The companies with the largest variation in their indebtedness level, and accountable for corresponding variations in the consolidated figures, are:

- ISA Capital do Brasil, with a credit for USD326 million for financing acquisition of CTEEP.

- ISA, with an indebtedness earmarked for financing the following investments:

  - UPMES 01 and 02 of 2003. For these projects, it carried out two issues of domestic debt bonds: one, worth $118,500 million, with a 20-year term, and indexed to IPC + 4.58%; and the other, worth $110,000 million, with a 7-year term, and indexed to IPC + 4.84%. Additionally, it hired short-term credits with local banks worth $336,637 million for construction of those projects, and to meet cash flow needs.

  - Acquisition of CTEEP. On July 17, it subscribed a US$550 million loan agreement with ABN Amro and JP Morgan banks, for purchase of 50.1% of CTEEP's common shares through ISA Capital do Brasil. This purchase was conducted through public bid carried out by the São Paulo stock exchange –BOVESPA–. On December 28 it made a prepayment of US$350 million on this debt to meet the commitments agreed on with both the risk-rating agencies and the lending banks; the remaining balance of US$200 million was syndicated by ABN Amro and JP Morgan with 10 local and international banks, which shows ISA's credibility standing with the banks participating in the syndication process.



The foregoing investments increased the Group's indebtedness level from 46% to 48%. In terms of currencies, 64.7% of the debt is hired in US dollars, and 30.8% in Colombian pesos (See chart 7).

Equity saw 19% increase from $2,786,230 million to $3,314,373 million. The main factors contributing to this variation were:

- Additional paid-in capital of $314,619 million, corresponding to the difference between the value agreed upon and the par value of the shares exchanged with Ecopetrol.

- Increase in revaluation surplus and revaluation from equity method of $174,586 million, generated by annual updating of property, plant, and equipment under technical appraisal methodologies, and in accordance with current regulation.

Minority interest grew by $3,038,646 million showing participation of third parties outside the Group, in ownership of CTEEP.

For further details, please see the Notes to Financial Statements, page 104.

4

future perspectives and Commitments

Parque Villa Lobos



future perspectives and commitments



- On a permanent basis, Grupo ISA will seek adding of value through two basic strategies:
  - Efficiency in all Group companies.
  - Activity growth through two actions: ampler participation in the target markets in the industries where it has a presence, and incursion in other related activities, where it can put acquired capabilities into practice.
- It will consolidate management of CTEEP, where it has high expectations, given that it represents entering the Brazilian market, with its attractive size and growth rate.
- It will remain focused on already defined target markets, such as the Andean Community, Mercosur and SICA, and it will take into account the North American market, with its attractive potential possibilities.
- The Group has been considering the need for possible alliances and new financing schemes, given that the sustained growth of Latin America's markets has brought about a growing number of investment opportunities, with the obvious rise of financially and technically strong competitors.





- It will keep on working on delivery of services related to electric power transport, power market promotion and management, as well as investment in assets

- It will purchase shares of regionally relevant transport power concerns that start sale processes; it will participate in public bids for construction and/or operation of transmission grids, it will increase participation in the ancillary services market, and it will keep up efforts toward integration of electric power markets, especially between Ecuador and Peru, and between Colombia and Panama.

- It will increase efforts in telecommunications, using the Group's network infrastructure as a platform to offer its carrier services both nationally and internationally; and it will continue consolidation of participation in connectivity and value added in the national market.

- It will direct actions for participation in the gas sub-sector, availing of the synergy that can be created with the Group's other operations.

- It will make it a priority to comply with its commitments to the interest groups, and to be the leader in the Good Governance practices within the Organization.



INTEGRAL MANAGEMENT INSTRUMENTS

INTEGRAL MANAGEMENT CHART AND DEVELOPMENT PLAN FOR GRUPO EMPRESARIAL ISA.

For each period, ISA Economic Group defines a strategic map with the objectives that will allow it achievement of short, mid, and long-term corporate goals.

Corporate Strategic Map - Grupo ISA (2007)


perspective:
financial
ensuring value increase
market
Group's growth through businesses in target market
consolidating the Group's image in target markets
productivity and efficiency
implementing management model defined for the Group
generating favorable conditions for the Group's activities in target markets
learning and development
preparedness of human capital
preparedness of organizational capital
preparedness of technological capital

The basic purpose of Grupo Empresarial ISA is **Ensuring Value Increase** to adequately meet commitments to all its interest groups, especially the shareholders. For such, its efforts aim at making profitable investments, that is, above investment's capital cost, at increasing revenues, and at permanent financial, fiscal and operative optimization.

Due to the evolution of the telecommunications sector, to the Group's vision, and to the operative and financial juncture of Flycom Comunicaciones, possible investment scenarios are analyzed that will allow it to make the best decision and maximize ISA's value as a shareholder of that corporation.

Indicator	Unit	Periodicity	Findings	
			Lower limit	Upper limit
Goal: Ensuring value increase.				
Economic Group's EVA	$ Million	Semiannually	250,036	282,971
Increase in Group's EVA	$ Million	Semiannually	552,454	585,389
Group's total return	%	Semiannually	10.01	> 10.01
Sum of Group companies' EBITDA	$ Million	Monthly	1,863,232	1,907,563

Note: Data under revision.

ISA Group permanently identifies and promotes new investment opportunities in order to guarantee its growth.

The Group's Growth through business in the target market aims at generation of new revenues via active participation in the markets where it has a presence, venture in other Latin American countries, and development of markets by integrating the power and telecommunications sectors.

To consolidate the Group's image in the target market both as efficient and capable of competing in international markets, the Organization will develop positioning actions.

Indicator	Unit	Periodicity	Findings	
			Lower limit	Upper limit
Goal: Group's growth through businesses in target market.				
Annual increase of Economic Group's future revenues.	USD Million	Semiannually	80	100 *

* Data under revision.

A great part of resources goes in two directions: 1) **Implementing management model defined** through implantation and deployment of corporate governance, creation of synergy, use of best practices, quality improvement, and risk management; and 2) **Generating favorable conditions for the Group's activities in the target market countries**, so as to respond to the need for an effective interaction channel for developing business and operations of the companies with the interest groups.

On the other hand, the Group will advance identification and analysis of mechanisms to eliminate the double international taxation that may arise from ISA's trade operations with subsidiaries abroad.

Indicator	Unit	Periodicity	Findings	
			Lower limit	Upper limit
Goal: Implementing management model defined for the Group.				
Advancement in implementation of business plan at CTEEP.	%	Monthly	95	100

To achieve the corporate objectives, the Group's three fundamental pillars are taken into account: people, organizational structure, and technology, the foundations of the Economic Group's strategic map.

Human capital preparedness is achieved through development of current capabilities (skills, knowledge, attitude, and deftness), as well as of each person's learning and innovation capabilities.

One of the Group's key principles is the achievement of its own sustainability and continuity, and from the human team perspective, this principle translates into ensuring the replacement of its key positions, whichever these may be, at the necessary moment, at the lowest possible cost, and with the best talent. For this reason, work will continue in defining career and succession plans for all of the Group's managers.

The structure that supports achievement of goals, as well as the capability to initiate and sustain the change process required to carry out the business strategy, are defined through **Preparedness of the Organizational Capital.**

To attain the strategic objectives, the organizational capital propitiates integration and conjoined functioning of intangible assets (human and technological capital) and tangible assets (physical and financial).

In the period's work developed to define the Group's MEGA, the need was set forth to establish a new organizational model that optimizes the Economic Group's management.

Preparedness of the Technological Capital (systems, databases, libraries and information networks), is tantamount to putting information and knowledge at the Group's disposal so as to make achievement of its goals possible.

Indicator	Unit	Periodicity	Findings	
			Lower limit	Upper limit
Goal: Preparedness of human capital.				
Managerial talent identified in the Group	%	Annually	90	100
Goal: Preparedness of organizational capital.				
Preparedness Level of organizational capital	%	Annually	78	85
Goal: Preparedness of technological capital.				
Compliance with technological plan in corporate support projects	Number of brojects concluded	Annually	One project concluded	Two projects concluded



5

consolidated financial statements


0.9085
0.9157
0.9225
0.9291
0.9354
0.9018
0.9092
0.9164
0.9232
0.9298
0.9361
0.9421
0.9478
0.9532
0.9583
0.9632
0.9636
0.9677

consolidated financial statements

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2006 Y 2005

(In millions of Colombian pesos)

	Notes	2006	2005
Assets			
Current assets			
Cash	(5)	257,757	227,789
Marketable investments	(5)	631,458	115,414
Accounts receivable - Net	(7)	554,899	261,235
Inventories	(8)	56,816	14,564
Deferred charges and other assets, net	(10)	145,393	25,119
Total current assets		**1,646,323**	**644,121**
Non current assets			
Long-term investments	(6)	289,792	42,863
Long-term accounts receivable - Net	(7)	406,435	66,768
Inventories	(8)	56,287	35,594
Property, plant and equipment - Net	(9)	3,252,320	2,930,936
Deferred charges and other assets	(10)	5,745,474	870,545
Reappraisal of assets	(11)	1,464,568	1,282,216
Total non-current assets		**11,214,876**	**5,228,922**
Total assets		**12,861,199**	**5,873,043**
Memorandum accounts:			
Debit	(19)	3,229,866	2,086,736
Credit	(19)	1,766,423	1,876,856

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

(*) Reclassified for comparative effects. See Note 3.13.

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2006 Y 2005

(In millions of Colombian pesos)

	Notes	2006	2005
Liabilities and shareholders´ equity			
Current liabilities			
Outstanding bonds	(12)	23,316	142,434
Financial liabilities	(13)	1,070,829	142,652
Accounts payable	(14)	468,485	189,133
Labor liabilities	(15)	33,986	10,980
Accrued liabilities and estimated provisions	(16)	522,799	101,282
Other liabilities	(17)	228,303	165,095
Total current liabilities		2,347,718	751,576
Long-term liabilities			
Outstanding bonds	(12)	1,207,423	1.021,465
Financial liabilities	(13)	1,247,864	591,726
Accounts payable	(14)	591,690	37,955
Labor liabilities	(15)	1,135	869
Accrued liabilities and estimated provisions	(16)	434,949	126,794
Other liabilities	(17)	303,003	182,030
Total long-term liabilities		3,786,064	1,960,839
Total liabilities		6,133,782	2,712,415
Minority interest		3,413,044	374,398
Commitments and contingencies shareholders´ equity			
Paid-in capital	(18)	34,016	32,084
Additional paid-in-capital		665,164	350,545
Retained earnings		338,246	266,308
Prior years results		-	(13,080)
Net income		150,469	200,258
Cumulative translation adjustment		1,306	(471)
Equity revaluation		652,539	652,539
Surplus from assets reappraisals		1,299,003	1,133,961
Surplus from equity method		173,630	164,086
Total shareholders' equity		3,314,373	2,786,230
Total liabilities, minority interests and shareholders' equity		12,861,199	5,873,043
Memorandum accounts:			
Credit	(19)	1,766,423	1,876,856
Debit	(19)	3,229,866	2,086,736

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

(*) Reclassified for comparative effects. See Note 3.13.

Luis Fernando Alarcón M.
General Manager

Jaime A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2006 Y 2005

(In millions of Colombian pesos)

	Notes	2006	2005
Operating revenues	(20)		
Energy transmission services		1,678,272	846,350
Connection charges		172,474	102,405
Dispatch and CND (National Dispatch Center) coordination		29,618	24,789
MEM Services (STN, SIC, SDI)		25,133	21,633
Telecommunications		101,535	70,630
Other operating revenues		9,290	10,688
Total operating revenues		**2,016,322**	**1,076,495**
Operating costs and expenses			
Operating costs	(21)	688,361	374,871
Administration expenses	(22)	989,397	213,557
Total operating costs and expenses		**1,677,758**	**588,428**
Operating income		**338,564**	**488,067**
Non-operating revenues (expenses)	(23)		
Non-operating revenues		444,843	170,204
Non-operating expenses		(612,457)	(365,868)
Non-operating loss		**(167,614)**	**(195,664)**
Income before provision for income taxes and minority interests		**170,950**	**292,403**
Income tax provision	(16.2)	(63,665)	(69,475)
Income before minority interests		**107,285**	**222,928**
(Add) less minority interests		(43,184)	22,670
Net income		**150,469**	**200,258**
Net income per share Expressed in Colombian pesos)		**156**	**209**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31 2006 AND 2005

(In millions of Colombian pesos)

Transfers approved by the Shareholders' Meeting				86,673	(48,453)	48,453	86,673	(88,338)			(1,665)
Dividend payment on 960,341,683 common shares: $106 per share (*) payable in four quarterly installments on April, July and October 2005, and January 2006.						(48,453)	(48,453)	(53,342)			(101,795)
Collection of additional paid-in capital receivable		5	5								5
Cumulative translation adjustment								840			840
Increase in surplus from equity method										56,428	56,428
Decrease in re-appraisals of the year										(11,014)	(11,014)
Net income								200,258			200,258
Transfers approved by the Shareholders' Meeting				52,904	19,034	(19,034)	52,904	(52,904)			-
Stock issue to Ecopetrol S.A. for purchasing shares of Transelca S.A. E.S.P.	1,932	314,619	314,619								316,551
Dividend payment on 960,341,683 common shares: $120 per share (*), payable in four quarterly installments on April, July and October 2006, and January 2007.						19,034	19,034	(134,275)			(115,241)
Cumulative translation adjustment								1,778			1,778
Increase in surplus from equity method										9,544	9,544
Increase in re-appraisals of the year						-			165,042	165,042	
Net income								150,469			150,469

(*) Expressed in Colombian pesos
The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31 2006 AND 2005

(In millions of Colombian pesos)

	2006	2005
Cash flow from operating activities:		
Net income	150,469	200,258
Add (less) – Adjustments to reconcile net income to net cash provided from operating activities:		
Minority interests	(43,184)	22,670
Depreciation of property, plant and equipment	134,750	132,075
Amortization of deferred charges and other assets	160,356	40,551
Amortization of retirement pensions and fringe benefits	35,708	9,737
Allowance for doubtful accounts	901	5,323
Provision for inventory protection	348	750
Provision for investment	-	1,299
Provision for income tax	63,665	69,475
(Gain) loss on sale and retirement of property, plant and equipment	(93,156)	952
Exchange difference expense	83,285	55,166
Recovery of provisions	(8,348)	(39,231)
Interest and commissions accrued	175,660	181,338
	660,454	680,363
Changes in operating assets and liabilities:		
Accounts receivable	(727,899)	(9,477)
Inventories	(37,614)	(1,111)
Deferred charges and other assets	(4,840,617)	(130,952)
Accounts payable	877,472	106,716
Labor liabilities	23,272	905
Labor Agreements at CTEEP	415,350	-
Accrued liabilities and estimated provisions	232,392	(59,805)
Collections for third parties	57,888	34,280
Minority interests	3,081,830	30,995
Other liabilities	126,293	31,075
Cash flow from other operations:		
Payment of retirement pensions	(17,443)	(17,006)
Payment of taxes	(74,872)	(67,609)
Net cash (used in) provided by operating activities	**(223,494)**	**598,374**
Cash flow from investment activities:		
(Increase) Decrease in long-term investments	(152,046)	26,270
Product on the sale of property, plant and equipment	177,179	1,428
Acquisition of property, plant and equipment	(755,964)	(320,182)
Net cash used in investment activities	**(730,831)**	**(292,484)**
Cash flow from financing activities:		
Interest received in cash	59,309	22,071
Interest paid in cash	(230,449)	(183,616)
Dividends paid	(111,880)	(99,395)
Increase in financial liabilities	2,784,491	215,741
Bond issues	207,751	-
Payment of financial liabilities	(1,050,918)	(282,048)
Payment of bonds	(142,434)	(21,130)
Equity variations	(15,533)	60,599
Net cash provided by (used in) financing activities	**1,500,337**	**(287,778)**
Increase (decrease) in cash and cash equivalents - Net	546,012	18,112
Cash and cash equivalents at the beginning of the year	343,203	325,091
Cash and cash equivalents at the end of the year	**889,215**	**343,203**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

(In Colombian pesos)

	2006	2005
Financial resources generated by year's operations:		
Net income	150,469	200,258
Minority interests	(43,184)	22,670
Expenses (revenues) not affecting working capital:		
Depreciation of property, plant and equipment	134,750	132,075
Amortization of deferred charges and other assets	160,356	40,551
Amortization of retirement pensions	35,708	9,737
(Revenue) expense from exchange difference of long-term assets and liabilities	(41,194)	50,852
(Gain) loss on sale and retirement of property, plant and equipment	(93,156)	952
Provision for protection of other assets	-	1,299
Recovery of provisions	(813)	(1,025)
Total financial resources generated by year's operations:	302,936	457,369
Financial resources generated by other sources:		
Increase in long-term financial liabilities	1,713,264	144,604
Bond issues	207,751	-
Capitalized interest on long-term outstanding bonds	1,523	3,459
Equity variations	(15,533)	60,599
Increase in accounts payable	553,735	9,107
Increase in other liabilities	120,973	29,414
Increase in estimated liabilities	271,625	13,318
Increase in minority interests - CTEEP	3,081,830	30,995
Product on the sale of property, plant and equipment	177,179	1,428
Decrease in long-term accounts receivable	-	22,460
Decrease in inventories	4,986	-
Transfer of ISA Bolivia investment from application of equity method		56,428
Total financial resources generated by other sources:	6,117,333	371,812
Total financial resources generated	6,420,269	829,181

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

(In Colombian pesos)

	2006	2005
Financial resources used		
Acquisition of property, plant and equipment	755,964	323,232
Acquisition of long-term investments	152,046	30,158
Acquisition of inventories	-	713
Transfer of financial liabilities to short-term	907,868	78,025
Transfer of outstanding bonds to short-term	23,316	142,434
Increase in long-term accounts receivable	339,667	-
Decrease in financial liabilities	-	82,917
Payment of bonds	-	21,130
Increase in deferred charges and other assets	4,721,195	119,664
Cash dividends	115,241	101,795
(Increase) decrease in long-term labor liabilities and retirement pensions	(1,088)	27,067
Total financial resources used	**7,014,209**	**927,135**
Decrease in working capital	**(593,940)**	**(97,954)**
Breakdown of working capital variation		
Increase (decrease) in current assets		
Cash	29,968	51,503
Marketable investments	516,044	(33,391)
Accounts receivable - Net	293,664	44,098
Inventories	42,252	(352)
Deferred charges and other assets	120,274	11,288
	1,002,202	73,146
Increase (decrease) in current liabilities		
Outstanding bonds	(119,118)	142,434
Financial liabilities	928,177	(49,969)
Accounts payable	279,352	35,376
Labor liabilities	23,006	987
Accrued liabilities and estimated provisions	421,517	6,331
Other liabilities	63,208	35,941
	1,596,142	171,100
Decrease in working capital	593,940	(97,954)

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

6

notas to the consolidated financial statements



notes to the consolidated financial statement

AT DECEMBER 31, 2006 AND 2005
(Amounts expressed in millions of Colombian pesos and original currencies)

I. GENERAL NOTES

NOTE 1: CORPORATE PURPOSE OF PARENT COMPANY AND SUBSIDIARIES

Interconexión Eléctrica S.A. E.S.P. –ISA– (Parent Company)

Interconexión Eléctrica S.A. E.S.P. -ISA- was incorporated by public deed No. 3057 of the Notary Public Office No. 8 of Bogotá on September 14, 1967.

The Company was split-off by Public Deed No. 230 of the Single Notary Public Office of Sabaneta, dated April 4, 1995.

On December 1, 1995, by public deed No. 808 of the Single Notary Public Office of Sabaneta, the Company changed its legal nature to conform to the provisions of Law 142 of 1994 and became a state public utility corporation constituted by state institutions, of national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994). Based on Law 142 of 1994, the Company changed its name to Interconexión Eléctrica S.A. E.S.P.; it can also use the initials ISA S.A. E.S.P.

On November 22, 1996, by Public Deed No. 746, of the Single Notary Public Office of Sabaneta, ISA changed its legal nature from a state public utility corporation to a mixed-ownership public utility company. This process was completed on January 15, 1997, with the arrival of private investment.

To date, and as a consequence of changes made to its articles of incorporation, Interconexión Eléctrica S.A. E.S.P. -ISA- has become a mixed-ownership public utility company, established as business corporation of the national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994).

ISA's main corporate purpose is: 1) operation and maintenance of its own transmission network, 2) expansion of the national interconnection network, 3) planning and operation coordination of the resources of the Sistema Interconectado Nacional (National Interconnected System), 4) administration of the financial settlement system and commercialization of energy on the wholesale energy market, 5) development of telecommunications systems, activities and services, 6) direct and indirect participation in activities and services related to the transport of other energy sources, except for those restricted by law, 7) provision of technical services in activities related to its corporate purpose and provision of professional services required by the Group's companies, 8) development for third parties of any other activity related to the provision of electric power and telecommunications services within the regulation in force.

Economic Group

LIn October 2001, the Company was filed as Economic Group with the Mercantile Register of the Chamber of Commerce of Medellín. For such effect the Parent Company is Interconexión Eléctrica S.A. E.S.P. -ISA-, and its subsidiaries are ISA Capital do Brasil and its subsidiary Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–, Transelca S.A. E.S.P, Consorcio Transmantaro S.A., Interconexión Eléctrica ISA Perú S.A., Red de Energía de Perú S.A., Interconexión

Eléctrica ISA Bolivia S.A, E.S.P., XM Compañía de Expertos en Mercados S.A. E.S.P., Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P.

Following is a detail for each subordinated company of its date of incorporation, corporate purpose, main domicile and Parent Company's participation.

SUBSIDIARIES OF THE ENERGY SECTOR

ISA Capital Do Brasil S.A.

ISA Capital Do Brasil S.A. was incorporated on April 28, 2006 as a special-purpose entity with main offices located in São Paulo. Its corporate purpose includes participation in the capital of other companies and in other undertakings either as partner or as shareholder, as party in a joint venture, as member of a consortium, or under any other type of business cooperation. On September 19, 2006, the company was made into a public corporation. ISA has 99.99% participation.

Since July 2006, the Company participates as investor in Companhia de Transmissão de Energía Elétrica Paulista –CTEEP–, with 50.1% of common shares (21.1% of total shares including preferred shares). In January 2007, through Tender Offer, it acquired additional 39.28% of CTEEP common shares, thus consolidating ownership of 89.40% of common shares and 37.46% of total capital.

Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–

Located in the State of São Paulo, CTEEP is a public corporation authorized to work as a concessionaire of the electric energy service. Its main activities include planning, construction and operation of electric energy transmission systems, execution of research and development programs related to energy transport and other activities in connection with currently available technology. Its activities are regulated and inspected by the Brazilian Agência Nacional de Energia Elétrica –ANEEL–.

TRANSELCA S.A. E.S.P.

It is a mixed-ownership utility company, incorporated on July 6, 1998, whose activities include the provision of energy transmission services, coordination and control of the Centro Regional de Despacho (Regional Dispatch Center), connection to the Sistema de Transmisión Nacional (National Transmission System) and provision of telecommunication services. Its main offices are located in Barranquilla and its term is indefinite. For consolidation purposes, during 2006, the Parent Company held 65% of subscribed and paid-in capital of Transelca.

The Special Shareholders' Meeting of Transelca S.A. E.S.P., by minutes No. 6 of meeting held on June 11, 1999, unanimously approved the project for capital reduction up to the amount of $120,000, which was ratified by minutes No. 22 of the Special Shareholders' Meeting held on March 30, 2005; the capital reduction became effective June 2006.

On December 20, 2006, under shares exchange operation (See Note 18), Ecopetrol transferred to ISA 633,387,729 shares it owned in Transelca S.A. E.S.P. As a result, ISA's stake totals 1,809,679,227 shares equivalent to 99.9967% of the subsidiary's total capital. The effect of the transaction is recognized in the individual and consolidated financial statements of ISA starting January 1, 2007.

Interconexión Eléctrica ISA Perú S.A.

This company was incorporated on February 16, 2001. Its main activities are the transmission of electric energy and the operation and maintenance of transmission grids. Its legal domicile is in Lima, Peru. The Parent Company owns 28.07% and the subsidiary Transelca S.A. E.S.P. the remaining 54.86%.

Red de Energía del Perú S.A. –REP–

REP was incorporated on July 3, 2002, with the participation of the Parent Company, Transelca S.A. E.S.P. and Empresa de Energía de Bogotá -EEB-. Its corporate purpose is to operate and render maintenance services of the electric infrastructure of the Peruvian Government Transmission Systems for a term of 30 years. Its legal domicile is in Lima, Peru. The Parent Company owns 30% and the subsidiary Transelca S.A. E.S.P. 30%.

Interconexión Eléctrica ISA Bolivia S.A.

The Company was incorporated under Bolivian Laws by public deed N° 666 of July 14, 2003. Its corporate purpose includes the development of activities of electric energy transmission; construction, operation and maintenance of power grids; development of telecommunication systems, activities and services; integrated provision of technical, administrative and consulting services, as well as all activities related thereto and/or that contribute to fulfill the Company's corporate purpose. This corporation, domiciled in La Paz, began operations on September 17, 2005. The Parent Company has 51% direct participation, as well as indirect participation, through subsidiaries Transelca S.A. E.S.P. and Internexa S.A. E.S.P. with 48.99% and 0.01%, respectively.

XM Compañía de Expertos en Mercados S.A. E.S.P.

Incorporated on September 1, 2005 by public deed No. 1.080 of the Single Notary Public Office of Sabaneta, it started operations on October 1 as a mixed-ownership public utility company of the national order. The Company's corporate purpose is the operation planning and coordination of the resources of the Sistema Interconectado Nacional – SIN (National Interconnected System), administration of the commercial settlement system in the wholesale energy market (Mercado de Energía Mayorista - MEM), settling and clearing of charges for use of the SIN's grids, and ancillary and value-added activities related thereto. The Parent Company owns 99.73% of subscribed and paid-in capital; its main domicile is located in the city of Medellín.

SUBSIDIARIES OF THE TELECOMMUNICATIONS SECTOR

INTERNEXA S.A. E.S.P.

Internexa was incorporated on January 4, 2000. It is a Colombian mixed-ownership public utility company engaged in the business of organization, administration, trading and rendering of telecommunications services. It started operations on January 1, 2001. Its main offices are located in Medellín, and its term is indefinite. The Parent Company owns 99.9998% of its capital.

FLYCOM Comunicaciones S.A. E.S.P.

Flycom Comunicaciones is a public utility company established as a business corporation on November 29, 1999. Its corporate purpose is the rendering of communication services, value-added services and IP-based services in its own name and that of third parties. Its legal term ends on November 29, 2049. On May 14, 2002, as recorded in public deed No. 268 of Single Notary Public Office of Sabaneta, the subsidiary changed its corporate name from Firstmark Communications Colombia S.A. to Flycom Comunicaciones S.A. E.S.P.

In meeting held on August 28, 2006, Flycom's shareholders approved to thwart the dissolution event due to losses through capitalization of ISA's accounts receivable, thereby diluting ownership of minority shareholder. The capitalization totaled $40,618 and reestablished the Company's net equity to levels above 50% of subscribed capital; the Parent Company's resulting participation equals 97.18%.

NEW INVESTMENTS

On December 12, 2006, ISA Parent Company acquired 60% stock ownership in Consorcio TransMantaro S.A., a Peruvian power carrier located in Lima, Peru and the owner of a 1,207-km electric transmission grid at 220 kV between the Mantaro Valley and Socabaya (Arequipa) that interconnects the two main transmission subsystems in Peru.

The concession, in effect until 2031, was acquired under private process with Canadian Fonds De Solidarité Des Travailleurs Du Québec (FSTQ), and Peruvian Government's ETECEN.

On December 31, the investment's value was updated through the cost method; in compliance with current regulations, during the first quarter of 2007, it will be updated through the equity method and will be consolidated into the Group's financial statements.

INCORPORATION OF COMPANIES

In November 2006, ISA continued to strengthen its presence in the Brazilian market after being awarded one of the groups of the 005/2006-ANEEL auction for construction and operation of a 172-km 500kV energy transmission line in the Brazilian state of Minas Gerais. For such purpose, ISA incorporated the following affiliates in Brazil:

1. Interligação Elétrica de Minas Gerais S.A. –IEMG– : Closed corporation incorporated on December 13, 2006, for exploitation of concessions and public transmission services delivered through development, construction, operation and maintenance of transmission facilities, including support and administration services, supply of equipment and reserve materials, programming, measuring, and all other ancillary power transmission services, according to the concession contract terms, legislation, and all applicable rulings. Subscribed capital is BRL1,000.00, divided into 1,000 common shares worth $R1.00 each, of which 99.99% are the property of ISA.

2. Infra-Estruturas Do Brasil Ltda: Limited company whose purpose is delivery of civil engineering services such as development of studies, engineering projects, consulting, management, supervision, and execution of industrial projects, public and urban works, including or excluding supply of equipment and materials, direct development of civil works, cartography, construction and set-up of electric equipment, representation, manufacture, set-up, purchase and sale of engineering equipment and materials, as well as participation in the capital stock of other corporations in Brazil and abroad, acting as partner or shareholder. Its capital stock totals BRL1,000 divided into 1,000 fractions, with value of BRL1.00 each, of which ISA owns 99.99%.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 CONSOLIDATION OF FINANCIAL STATEMENTS

Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Colombia, which include the accounting standards of the Superintendency. The preparation of financial statements in accordance with generally accepted accounting principles in Colombia ("Colombian GAAP") requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

The Company has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Colombia, which include certain notes and additional information required by the Superintendency for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying financial statements.

2.1.1 consolidation principles

The consolidated financial statements include the accounts of Interconexión Eléctrica S.A. E.S.P. (the Parent Company), ISA Capital Do Brasil, Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–, Transelca S.A. E.S.P., Interconexión Eléctrica ISA Perú S.A., Red de Energía de Perú S.A. –REP–, Interconexión Eléctrica ISA Bolivia S.A., XM Compañía de Expertos en Mercados S.A E.S.P., Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P., companies in which the Parent Company has participation (hereinafter, "subsidiaries"). All significant balances and operations between the Parent Company and the subsidiaries were eliminated during consolidation. Consolidation is made through the global integration method, and minority interests corresponding to equity and the period's results, are recognized and presented in the consolidated financial statements.

- Investments in foreign subordinated companies are recorded on the basis of their financial statements at December 31 of each year, translated into Colombian pesos, using the United States dollar as functional currency.

The adjusted figures of the subsidiaries in Brazil, Peru and Bolivia are translated into Colombian pesos by using each year's representative exchange rate as follows:

Rates for translation of financial statements	Per USD1	
	2006	2005
COLOMBIAN PESO	2,238.79	2,284.22
BOLIVIAN PESO	8.08	8.03
BRAZILIAN REAL	2.14	2.34

The following figures were taken from the financial statements of the Parent Company and its subsidiaries at December 31, reported in accordance with regulations in force.

2005

	ISA S.A. E.S.P.	TRANSELCA S.A. E.S.P.	REP S.A.	ISA Perú S.A.	ISA Bolivia S.A.	XM S.A. E.S.P.	INTERNEXA S.A. E.S.P.	FLYCOM S.A. E.S.P.
Assets	4,529,459	984,873	716,363	144,077	193,020	160,477	131,033	55,464
Liabilities	1,742,757	348,578	380,028	78,255	139,700	145,619	32,420	48,070
Equity	2,786,702	636,295	336,335	65,822	53,320	14,858	98,613	7,394
Year's results	187,179	37,278	25,915	3,708	312	29	(12,714)	(13,197)

2006

	ISA S.A. E.S.P.	TRANSELCA S.A. E.S.P.	REP S.A.	ISA Perú S.A.	ISA Bolivia S.A.	XM S.A. E.S.P.	INTERNEXA S.A. E.S.P.	FLYCOM S.A. E.S.P.	CTEEP	ISA Capital Do Brasil
Assets	5,875,833	943,219	707,514	129,321	190,570	241,119	178,950	49,101	5,386,634	1,452,757
Liabilities	2,562,766	411,522	352,285	72,576	144,054	224,992	79,453	15,298	1,488,568	1,021,435
Equity	3,313,067	531,697	355,229	56,745	46,516	16,127	99,497	33,803	3,898,066	431,322
Year's results	150,469	26,606	25,840	5,947	(5,802)	1,269	17,661	(14,821)	(87,096)	(85,738)

2.1.2 Consolidation effects on assets, liabilities, equity and results of the parent company.

	2006		2005	
	Figures before consolidation	Figures after consolidation	Figures before consolidation	Figures after consolidation
Assets	5,875,833	12,861,199	4,529,459	5,873,043
Liabilities	2,562,766	6,133,782	1,742,757	2,712,415
Equity	3,313,067	3,314,373	2,786,702	2,786,230
Minority interests – Equity	-	3,413,044	-	374,398
Income before minority interests	150,469	107,285	187,179	222,928
Minority interests – Results	-	(43,184)	-	22,670
Total year's results	150,469	150,469	187,179	200,258

2.1.3 Reconciliation between the parent company's net income and consolidated net income.

Below is the reconciliation between the Parent Company's net income and consolidated net income at December 31:

		2006	2005
Parent Company's net income		150,469	187,179
Subsidiaries' net results		(116,134)	41,331
Total net income of Parent Company and subsidiaries		34,335	228,510
Elimination of amounts affecting consolidated results			
Equity Method – ISA Parent Company, Transelca S.A E.S.P. and ISA Capital Do Brasil		72,950	(30,568)
Minority interests		43,184	(22,670)
Amortization of optic fiber usufruct and pre-operating expenses	(1)	-	8,740
Amortization of elimination of previous year consolidations	(2)	-	13,080
Equity method in non-affiliate companies	(3)	-	3,166
Consolidated net income		150,469	187,179

(1) Homologation of transactions with subsidiaries, which affected the equity method in 2005.

(2) Non-homologated transactions with subsidiaries in 2002, as follows: $7,687 for amortization of usufruct with Internexa S.A. E.S.P.; $5,159 for accelerated amortization of ISA Peru pre-operating items; and $234 for amortization of premium from assignment of customer's rights by Internexa S.A. E.S.P. to Flycom Comunicaciones S.A. E.S.P.; adjustments completely recorded at the end of 2005.

(3) Since October of 2005, investment in FEN was recorded under the equity method as required by Contaduría General de la Nación "CGN", who considers that according to regulation in force, control also exists, when one or several public sector entities have in another direct or indirect participation equal to or greater than 50%. For consolidation matters, starting 2006, this investment will be classified under other investments since FEN is not a Group's affiliate.

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified according to their use or degree of realization, demand or liquidation, in terms of time and value.

Accordingly, current assets and liabilities (short-term) are understood as such amounts that will be realizable or demandable, respectively, within a term not longer than one year.

2.3 ADJUSTMENTS FOR INFLATION

Until December 31, 2000, non-monetary assets and liabilities and shareholders' equity, except for Income Statement accounts and the surplus from revaluation of assets of the Parent Company and its subsidiaries in Colombia, were monetarily updated on a prospective basis, using general consumer-price index (or Porcentajes de Ajuste del Año Gravable - PAAG). The respective adjustments were recorded in the income statement's monetary correction account. As of January 1, 2001 the Colombian General Accounting Office, through Resolution No. 364 of November 29, 2001, suspended the system of integral inflation adjustments for accounting effects, without reverting the inflation adjustments accounted until December 31, 2000. Law 1111 of 2006 derogated integral inflation adjustments for tax effects beginning fiscal year 2007.

2.4 MATERIALITY

Recognition and presentation of economic facts are made according to their relative importance.

An economic fact is material when due to its nature or amount, knowing or not knowing it, considering the circumstances, could significantly change the economic decisions of the users of that information.

In preparing the financial statements, it was determined for presentation purposes that an event would be material if it represented 5% of total assets, current assets, total liabilities, current liabilities, working capital, equity, or income.

NOTE 3: SUMMARY OF MAIN ACCOUNTING POLICIES AND PRACTICES

For the preparation and presentation of its financial statements, the Parent Company, as required by law, observes accounting principles generally accepted in Colombia, as defined by Contaduría General de la Nación -CGN-, accounting regulations issued by the Superintendency of Domiciliary Public Utilities (Superintendencia de Servicios Públicos Domiciliairios -SSPD-), and other applicable regulations.

For the identification, classification, recording, valuation, preparation and disclosure of its financial statements, the Parent Company applies the accounting principles established by CGN in Resolution 400 of December 1, 2000, under which the Plan General de Contabilidad (General Plan of Public Accounting) was implemented. In the year 2006, CGN, in coordination with SSPD, issued Resolution No. 056, modifying the Resolution 400. This ruling is to be derogated and incorporate criteria congruent with International Public Accounting Regulation applicable to the public sector, as of the year 2007.

Following is a description of the main accounting policies and practices adopted by the Group:

3.1 FOREIGN CURRENCY TRANSLATION AND BALANCES

Transactions in foreign currency are recorded at the applicable exchange rates in force on the date of the transaction. At the close of each year, balances of assets and liabilities accounts are adjusted to current exchange rates (See Note 4). Exchange differences resulting from asset balances are recorded in the Income Statement as financial revenues. With regard to liability accounts, only exchange differences that are not imputable to costs of acquisition of assets are recorded in the Income Statement as financial expenses. Exchange differences imputable to the acquisition cost of assets include exchange differences while such assets are under construction or installation, and until they become operational.

3.2 CASH EQUIVALENTS

For purposes of preparing the statement of cash flows, cash on hand and in banks and high-liquidity short-term (marketable) investment securities in less than ninety (90) days are deemed to be cash equivalents.

3.3 INVESTMENTS

Investments are recorded at cost and are updated in accordance with the intention of realization, the availability of market information, and the degree of control held over the issuing entity by applying methodologies suitable to their economic reality. Methodologies to update their value include stock exchange quotes, net present value to determine market price or the security's internal rate of return, the equity method, and the cost method.

Marketable investments (Short –term investments)

Marketable investments are initially recorded in the Parent Company at cost and are monthly adjusted to the Internal Rate of Return (IRR), recorded in the Income Statement in accordance with parameters established by the CGN.

Long- term investments

Under the equity method long-term investments are recorded at cost and subsequently adjusted, with credit or charge to income, to recognize the participation in profits and losses in the subordinated companies and charging the equity account surplus from equity method, in the event of all other equity variations. Once the adjustment is completed, if the difference between the book value and the intrinsic value (equity value) of the investment is positive, a provision is charged to the Income Statement; if it is negative, re-appraisal surplus is recorded.

Equity investments of variable yield in entities not controlled by the Company and that are not listed in the stock exchange, are recorded at cost. If at year's end, the investment's intrinsic value is greater than the carrying value, the difference is recorded in the asset revaluation account with credit to its surplus form reappraisals in equity. If the investment's intrinsic value is lower than the carrying value, an allowance is charged to the Income Statement.

Financial derivative instruments

In order to reduce exposure to exchange rate and interest rate fluctuations of financial liabilities with local and international commercial banks and multilateral agencies and of bond issues, the Group obtain coverage through derivative instruments such as swaps, forwards and options.

Although Colombian accounting regulations do not define accounting rules for these transactions, the Group records the net rights and obligations that result from such contracts in the balance sheet; rights refer to the amount Company will receive to compensate the effect of the hedged risk, and obligations are the commitment acquired by ISA for the hedging operation.

For valuation purposes, the Parent Company and its subsidiaries have adopted a policy under which, derivative contracts obtained for hedging liabilities are adjusted to their market value using the exchange rate at the end of the period; any resulting adjustment is gradually recorded to Income Statement accounts during the term of the contract, offsetting revenues, costs or expenses resulting from variations of exchange rates and interests. In the cases of ISA Perú S.A. and REP S.A., the financial instruments correspond to primary instruments such as cash and banks, accounts receivable, accounts payable, and long-term debts.

3.4 ALLOWANCE FOR DOUBTFUL ACCOUNTS

On each quarter's closing date, the associated credit risk of the accounts receivable from customers and other debtors is examined in order to determine the respective provisions, which include percentages between 10% and 100%, according to aging analysis and evaluations of the collection of individual accounts.

3.5 INVENTORIES

Inventories are recorded at cost, and at end of the year, through a provision charged to the Income Statement, their value is reduced to the market value if it is lower. Spare parts, materials and other consumables are valued by the weighted average method.

3.6 PROPERTY, PLANT AND EQUIPMENT

For the Parent Company and the Colombian subsidiaries, property, plant and equipment are recorded at cost, which, where relevant, may include: (a) financing costs and exchange differences on foreign-currency liabilities, direct operating costs and administration costs; capitalization is effected until assets are in a condition to be used, and (b) until year 2000, inflation adjustments on costs, excluding exchange differences capitalized and the portion of capitalized interest corresponding to inflation.

Sales and retirements of such assets are discharged at their respective net adjusted cost, and differences between sale price and net adjusted cost are recorded to the Income Statement.

Depreciation is calculated over the asset's cost by the straight-line method, based on the estimated useful life of assets. For the purpose of depreciation calculations, following is a list with the assets' estimated useful life:

Asset	Useful Life
Buildings	50
Transmission Lines	40
Substations	30
Optic fiber	25
Machinery and equipment	15
Telecommunication equipment	15
Furniture, office equipment, laboratory equipment	10
Communication equipment	10
Transport, traction and lifting equipment	10
National Dispatch Center Equipment (average)	8
Computer equipment and accessories	5

Maintenance expenditures of these assets are charged to the Income Statement, while improvements and additions that increase the asset's return and/or increase its useful life are added to their costs.

Repairs required because of attacks to the electric infrastructure are recorded as extraordinary expenses in the period when the attacks occur and do not increase the useful life originally assigned to the assets. Although the perception of international insurance companies have improved as a result of the security policy implemented by Government, the Company continues having difficulties to obtain insurance for the aforementioned assets continue with insurance companies; accordingly, these damages are accrued in the financial statements as they occur and are not recorded on estimate basis. The administration, in accordance with their historical experience of losses by attacks and the country's political and security circumstances, includes in the annual budget the resources considered enough to cover these losses.

3.7 DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets include prepaid expenses, deferred charges and other assets. Prepaid expenses include mainly monetary items such as insurance premiums and interest, which are amortized as they accrue.

Deferred charges and other assets include goodwill from acquisition of long-term investments, cost of acquisition of software, rights of way, cost of preliminary studies and research, tax to preserve democratic security, bond placement commissions, debt-structuring expenses, issuing cost of securities, and licenses and rights, from which future economic benefits are expected to be obtained. It also includes deferred taxes resulting from temporary differences between net income and tax income.

Software is amortized on a straight-line basis over a maximum of 3 years, except for the SAP R3 Integrated System, which is being amortized over 10 years. Charges for studies and research are transferred to constructions in progress when a project is determined to be viable; otherwise they are fully amortized during the year. Rights of way, bond placement commissions, debt-structuring expenses, issuing cost of securities, and licenses and rights are amortized on a straight-line basis during the periods over which their benefits are expected to be received. The tax to preserve democratic security is amortized over five (5) years, the maximum term allowed by the CGN in accordance with Circular 038 of 2003.

Flycom includes in its deferred charges all preoperative costs and expenses related to establishment, organization and preparation incurred by it until the date of start of operations, ongoing projects, premium paid for customer rights, and deferred debit monetary correction resulting from proportional portion of adjustments to equity related to non-productive assets. Costs and expenses of establishment are amortized under the method sum of digits of the years along five years, starting on October 1, 2002, date of starting of operations.

A deferred tax is also recorded for other differences between accounting and/or tax values, as indicated in Note 3.9.

3.8 RE-APPRAISALS

Re-appraisals that are part of equity include:

3.8.1 The excess of the valuation (appraisals) of the main components of property, plant and equipment over per-books net cost. Such appraisals were performed by independent appraisers for real-estate property and transport equipment; for other assets it is based on technical studies developed by employees of the Grupo ISA's companies. These valuations are made at least every 3 years, or when market conditions indicate that such amounts have materially changed. (See Note 11).

3.8.2 The excess of intrinsic value (equity value) of long-term investments over net cost.

3.9 INCOME TAX AND DEFERRED TAX

The provision for income tax is determined on the basis of estimates of net taxable income, by making the necessary adjustments to net income in conformity with tax regulations.

The credit deferred tax is the lesser current tax calculated as results from the excess of tax depreciation and amortization over per-books depreciation and amortization when useful life, depreciation and amortization methods for tax purposes differ from accounting ones.

The debit deferred tax represents the temporary differences that have generated a higher amount of current income tax. Basically, this includes inflation adjustments on non-monetary depreciable and amortizable assets, balances of provisions for doubtful accounts receivable, retirement payments to pensioners, and health, education and other benefits, among others.

According to opinion No. 20061-57086 of CGN of January 31, 2006, every company has autonomy in defining the accounting principles regarding deferred tax. Accordingly, the Parent Company and its subsidiaries have considered inflation adjustments recognized only for tax effects of depreciable fixed assets, as temporary differences that result in the accrual of deferred tax, since these generate a greater monetary correction income tax, increasing the income tax payable, and are subsequently recovered during the following years as the fixed assets are depreciated.

For Brazilian subsidiaries, interests on own equity are part of the Income Statement and are shown directly under refined equity. For tax effects they are treated as financial expenses, reducing the basis for income tax and social contributions for the period.

3.10 LABOR LIABILITIES

The Group's labor liabilities are adjusted at the end of each period on the basis of legal provisions and labor agreements in force. An actuarial study is conducted every year to determine pension liability, future health and education benefits and retirement payments to pensioners. Pension payments are charged directly to the Income Statement.

In the subsidiary Transelca S.A. E.S.P., retirement pensions acquired during the capitalization process are 100% amortized and increases resulting from the new actuarial studies are directly charged to income, except for increases resulting from early retirement programs, which are amortized during the time period the employee pension is assumed by Instituto de Seguros Sociales. Additionally, a valuation is made of the additional fringe benefits to which the pensioners are entitled, which are amortized considering the parameters indicated above.

3.11 SENIORITY COMPENSATION

Seniority compensation of the personnel (CTS) of the subsidiaries ISA Peru S.A. and REP S.A., is computed according to the legislation in force for all employee, for the amount of the indemnity rights and should be deposited in financial entities selected by the employee.

3.12 NET INCOME PER SHARE

Net income per share is calculated on the weighted average number of outstanding shares - 961,956,080 in 2006 and 960,341,683 in 2005.

3.13 RECLASSIFICATIONS IN THE FINANCIAL STATEMENTS

Certain amounts included in the financial statements at December 31, 2005 were reclassified to conform to the presentation of the financial statements at December 31, 2006.

3.14 MEMORANDUM ACCOUNTS

Memorandum accounts include loans contracted but not disbursed, administration of third-party accounts, administration of the commercial settlement system -SIC- and the administration of charges for use of the STN-LAC, fully depreciated assets, contingencies resulting from claims and lawsuits, and guarantees granted under loan agreements. They also include temporary and permanent differences between accounting and tax amounts, which will be reasonably reverted in time, and allow preparing specific-purpose reports, respectively.

3.15 RECOGNITION OF REVENUES, COSTS AND EXPENSES

Revenues, costs and expenses are recorded on an accrual basis. Revenues from service provision is recognized during the contractual period or when services are rendered.

For ASIC and LAC, revenues regulated by the Energy and Gas Regulatory Commission -CREG- consider among other aspects, costs incurred by affiliate XM Compañía de Expertos en Mercados S.A. E.S.P. to render services, determined on the annual budgets approved by the control entity. According to the above, and in order to achieve an adequate association between revenues and expenses for the period, revenues amounts equivalent to unexecuted costs and expenses are recorded as deferred revenues and are amortized during the following year, once costs are incurred.

3.16 USE OF ESTIMATES

The preparation of financial statements according to accounting principles generally accepted in Colombia requires some estimates that affect the values of assets, liabilities, revenues and expenses reported for such periods. The actual result of certain items may differ from such estimates.

3.17 OPERATING AND ADMINISTRATIVE LIMITATIONS AND DEFICIENCIES

During 2005 and 2006 no operating or administrative limitations or deficiencies were found that would significantly affect the normal accounting processes, or the consistency and reliability of the accounting figures.

3.18 COMPARABILITY OF FINANCIAL INFORMATION

In 2006, Companhia de Transmissão de Energia Elétrica Paulista –CTEEP– became part of Grupo ISA. The size of its figures make financial statements for 2006 non comparable to those of the year 2005.

3.19 CONTINGENCIES

On the date financial statements are issued may exist certain contingent conditions which might result in a loss for the Company but are only resolved in the future when events actually take place. These contingencies are estimated by management and its legal counsels. The estimation of loss contingencies is necessarily a matter of judgment and opinion. When estimating contingent losses in legal processes, legal counsels assess the merit of claims, related decisions, and the current state of processes, among other issues.

If evaluation indicates that a material loss has probably occurred and the amount of the liability can be estimated, it is then recorded in the financial statements. If evaluation indicates that loss is improbable but the result is uncertain, or if it is probable, but its amount is impossible to estimate, then the nature of the contingency is disclosed in a note to the financial statements together with an estimate of the probable loss. Generally, loss contingencies estimated as remote are not recorded nor disclosed.

II. SPECIFIC NOTES

NOTE 4: VALUATION OF ACCOUNTING INFORMATION

FOREIGN-CURRENCY OPERATIONS

Current regulations permit free negotiation of foreign currencies through banks and other financial intermediaries, at exchange rates that fluctuate in accordance with offer and demand. For the Parent Company and its subsidiaries in Colombia, debts, indebtedness transactions and debt management operations in foreign and domestic currency require the approval of the National Planning Department –DNP—and the Ministry of Finance and Public Credit.

Operations and balances in foreign currency are converted at the exchange rates in force, as certified by the Financial Superintendency, previously known as Banking Superintendency, and the Inter American Development Bank -IBD-, and used for the preparation of the financial statements at December 31, 2006 and 2005. The exchange rates used, expressed in Colombian Pesos, were as follows:

Moneda	Código	2006	2005
US Dollar	USD	2,238.79	2,284.22
Euro	EUR	2,954.08	2,693,55
Unit of account *	UAV	3,589.02	3,586.82
Nuevo sol	PEN	700.50	664.21
Brazilian Real	BRL	1,048.12	980.77

* Unit of Account: Variation index in total value of IDB's currency basket generated by market fluctuations in the different currencies' exchange rates with respect to the US dollar.

The application of accounting regulations over exchange difference adjustments gave rise to the following exchange rate differences in Colombian Pesos, which were accounted as shown below:

	2006	2005
Financial revenues	261,566	94,972
Financial expenses	(295,244)	(119,112)
Total net generated exchange difference	(33,678)	(24,140)

NOTE 5: CASH AND MARKETABLE INVESTMENTS

Cash and marketable (short–term) investments on December 31 included:

		2006	2005
Cash			
Cash and deposits in banks and other financial institutions	(1)	257,757	227,789
Marketable investments			
Fixed-income investments	(2)	631,338	109,792
Other investments		120	5,622
Total marketable investments		631.458	115,414
Total cash and marketable investments		889.215	343,203

(1) Includes $164,565 from agents for administration of the Wholesale Energy Market. These amounts are managed by XM Compañía de Expertos en Mercados S.A. E.S.P. and their use is restricted to transactions in the Energy Pool, according to regulations in force.

(2) Includes $526,970 of CTEEP's financial applications, represented by bank time deposits and investment funds. These balances include $24,634 corresponding to the product on the sale of fixed assets considered unproductive. According to Resolution 20 of ANEEL, dated February 3, 1999, resources derived from such operations must be applied in a specific account, controlled in the account records until final application of the resources in the concession.

NOTE 6: LONG-TERM INVESTMENTS

Below is the detail of long-term investments (not consolidated according to current regulations) at December 31:

		2006	2005
Equity Investments			
TRANSELCA S.A. E.S.P.	(1)	186,088	-
Consorcio Transmantaro S.A.	(2)	63,867	-
EPR S.A.	(3)	11,194	10,285
Electrocaribe S.A. E.S.P.	(4)	9,766	-
FEN S.A.	(5)	6,676	9,045
Electrocosta S.A. E.S.P.	(4)	2,348	-
Transnexa E.M.A.		570	72
Other		931	25
Allowance for protection of investments	(4)	(5,242)	(79)
Total equity investments		276,198	19,348
Otras inversiones de largo plazo			
Other variable-yield equity investments		13,594	23,515
Total other long-term investments		13,594	23,515
Total long-term investments		289,792	42,863

(1) Corresponds to acquisition of 35% of shares of Transelca S.A. E.S.P. at the end of 2006 (See Note 18). They will be recognized under the equity method and consolidated starting January 1, 2007. Although Parent Company currently has the control of this affiliate (more than 50% of capital) management's Company decided not consolidate the portion acquired at the end of the year, as permitted by regulations in force, and because of the effect is not material for the financial statements consolidated.

(2) Corresponds to 60% participation in Consorcio Transmantaro S.A., which will be updated under the equity method and for consolidation purposes starting January 1, 2007. As indicated in (1) management's Company decided not to consolidate the acquisition at the end of the year, as permitted by regulations in force, and because of the effect is not material for the financial statements consolidated.

(3) Corresponds to the contribution made by the Parent Company as a partner in Empresa Propietaria de la Red – EPR of Central America. As a result of this partnership, the Parent Company may participate in the construction of an electrical infrastructure project of 1,790 kilometers of transmission lines at 230 kV to be commissioned in the first half of 2009.

(4) Shares received in payment of unpaid receivables (foreclosed shares), transferred from other assets in 2006, in accordance with new ruling of the CGN. Valuation of these investments is based on the intrinsic value (equity value); allowances are recorded to income statement if the investment's intrinsic value is lower than the carrying value. Allowance at December 31, 2006 is $ 4,812.

(5) The investment is represented in 33,160 shares equivalent to a participation of 0.7884% in the corporation. FEN is a national-order financial entity incorporated by Law 11 of 1982 as a State-owned stock corporation of the Ministry of Mines and Energy, whose principal business is to act as the financial and credit arm of the Colombian energy sector. Reduction during 2006 corresponds to dividend payment in the amount of $3,530 in compliance with methodology established by the CGN under the equity method.

NOTE 7: ACCOUNTS RECEIVABLE – NET

Following is the balance of accounts receivable, net as of December 31st:

		2006	2005
Customers			
Energy services	(1)	355,248	182,105
Telecommunications	(2)	89,572	45,478
Total customers		444.820	227,583
Interest receivable			
From customers		384	1,346
On loans		6	823
Other interest receivable		39	137
Total interest receivable		429	2,306
Loans extended	(3)	533	18,867
Advances			
Taxes and contributions	(4)	155,833	27,001
To contractors		1,093	10,795
For the purchase of goods and services		1,350	4,080
For diems and travel expenses		3,083	70
Other		1,231	92
Total Advances		162.590	42,038
Other accounts receivable			
Related parties	(5)	970	33,064
Loans to employees	(3)	22,127	4,475
Legal deposits made for CTEEP		73,015	-
Accounts receivable from Brazilian Gov. - Law 4819	(6)	234,120	-
Accounts receivable - Sale of CTEEP's land to Electropaulo		73,820	-
Other accounts receivable		38,695	18,785
Total other accounts receivable		442.747	56,324
Total accounts receivable		1,051.119	347,118
Less - Allowance for doubtful accounts	(7)	(89,785)	(19,115)
Total accounts receivable -net		961.334	328,003
Long-term accounts receivable			
Total long-term accounts receivable		406.435	66,768
Total short-term accounts receivable		554.899	261,235

(1) The increase corresponds to recognition in the consolidated figures of CTEEP's financial data.

(2) In December 2006, Internexa received from Comcel and Telmex $41,968 for Irrevocable Right of Use over three optic-fiber pairs over a 20-year period. A deferred revenue was recorded that will be recognized in the income statement along such period.

(3) Decrease corresponds to transfer to other accounts receivables of loans to employees, according to regulation of the CGN.

(4) Increase includes $92,311 of taxes and contributions to be compensated in CTEEP.

(5) Decrease corresponds to cancellation in Transelca S.A. E.S.P. of loans to Ecopetrol S.A.

(6) Corresponds to CTEEP's accounts receivable from the Brazilian Government of labor benefits – Law 4819/58.

(7) Includes CTEEP's allowance for doubtful accounts of $77,273. Allowance updating was made according to policies established. During 2006, allowance for doubtful accounts was increased by $901 (2005- $5,323) charged to year's income statement, corresponding mainly to doubtful accounts of some companies of the energy sector. Additionally, accounts receivable were written-off during 2005 for $38,206.

The composition of receivables from customers and shareholders' (capital only) on December 31 is as follows:

	2006	2005
Shareholders		
Empresas Públicas de Medellín (EEPPM)	8,201	9,535
Empresa de Energía de Bogotá (EEB)	6	6
Total shareholders	8,207	9,541
Other customers	428,406	218,042
Total accounts receivable from customers	444,820	227,583

Classification of the accounts receivable from customers according to maturity date:

	2006	2005
Current	418,103	213,417
Overdue		
Between 1 and 90 days	4,833	2,101
Between 91 and 180 days	130	523
Between 181 and 360 days	2,397	2,173
More than 360 days	19,357	9,369
Total overdue	26,717	14,166
Total	444,820	227,583

Accounts receivable are mostly from power sector companies in the countries where the Group has coverage, and correspond mainly to services of use and connection of the National Transmission System. Interests are invoiced on past due accounts at the highest rate allowed by law.

TRANSELCA affiliate recovered receivables and interests for an amount of $7,900, as part of payment agreement with these companies. Additionally, in March 2006 were condoned receivables to Termocartagena for an amount of $2,053, as part of restructuring agreement with this entity dated on February 6, 2006.

Power sector companies, Electribolívar, Caucasia and Electrotolima, all undergoing liquidation processes initiated by the Superintendency of Public Utilities –SSPD–, owed as of December 31, 2006, $5,669 (2005: $5,568). These overdue amounts are 100% provisioned.

NOTE 8: : INVENTORIES, NET

Inventories, net at December 31 included:

		2006	2005
Short-term inventories			
Material to render services	(1)	56,592	16,209
Inventories in transit		1,200	87
Provision		(976)	(1,732)
Total short-term inventories		56,816	14,564
Long-term inventories			
Material to render services	(2)	56,287	35,594
Total long-term inventories		56,287	35,594
Total inventories		113,103	50,158

(1) Includes $38,736 of fixed asset maintenance for CTEEP's services providing.

(2) Because of the nature of the fixed assets of the Parent Company and its subsidiaries, many spare parts are necessary to maintain them. Some of these spare parts are not easy to get in the market and have a long term delivery. Therefore, it is necessary a large stock of inventory in order to guaranty continuity of service and compliance of system availability indicators.

In 2006, includes reclassification as inventories of Parent Company's fixed assets, since they correspond to items that serve several assets.

NOTE 9: PROPERTY, PLANT AND EQUIPMENT – NET

The net balance of property, plant and equipment at December 31, included:

		2006	2005
Property, plant and equipment			
Networks, lines and cables		2,125,126	2,027,471
Plants and ducts		1,819,840	1,721,656
Buildings		73,432	73,494
Machinery and equipment		67,964	66,096
Computer and communication equipment		29,029	34,279
Equipment and materials under deposit and goods in warehouse		118	118
Transport, traction and lifting material		11,040	11,024
Furniture, fixtures and office equipment		14,909	13,883
Roads		265	266
Land		30,041	25,559
Subtotal property, plant and equipment		4,171,764	3,973,846
Less – accumulated depreciation		1,351,893	1,226,782
Less – provisions	(1)	10,215	2,363
Total property, plant and equipment in operation		2,809,656	2,744,701
Constructions in progress	(1)	406,580	162,269
Machinery, plant and equipment in assembly		35,435	23,005
Machinery and equipment in transit		649	961
Total property, plant and equipment - Net		3,252,320	2,930,936

(1) Includes $8,748 transferred from other assets – goods received as payment (fully provisioned) in accordance with rulings from the Superintendency of Public Utilities (Resolution 20051300033635) and CGN (Resolution 056 of 2006) regarding the New Plan of Accounts. Such assets received as payment (foreclosed assets) relate to the construction of optic-fiber cable by Global Crossing upon liquidation of this company.

Retirement and sales of properties, plant and equipment during the year generated net gain for $93,156 (2005 - $952 loss). The movement in accumulated depreciation during 2006 corresponds to the accrual of depreciation expense for $134,750 (2005 - $141,024), charged to net income. Additionally, depreciation was retired for $10,353 (2005 - $28,037).

Assets have no restrictions, nor pledges or guaranteed for obligations.

NOTE 10: DEFERRED CHARGES AND OTHER ASSETS - NET

The balance of deferred charges and other assets, net at December 31 included:

		2006	2005
Deferred charges and other short-term assets			
Prepaid expenses		12,757	13,788
Deferred tax	(1)	132,636	11,331
Total deferred charges and other short-term assets		145,393	25,119
Deferred charges and other long-term assets			
Deferred charges			
Deferred tax	(1)	257,644	97,824
Organization and start-up		4,662	11,754
Goods received as payment (Foreclosed assets)		5,424	9,922
Tax to preserve the democratic security		3,258	7,025
Studies and research		6,625	4,916
Other deferred charges		11,753	11,949
Total deferred charges		289,366	143,390
Intangible assets			
Software		47,725	40,573
Licenses	(2)	50,812	49,393
Rights of way		40,053	26,483
Rights in concession agreement	(3)	7,449,554	741,613
Goodwill and trademarks	(4)	818,976	-
Less – Amortization of intangible assets		(2,953,846)	(133,331)
Total intangible assets		5,453,274	724,731
Miscellaneous		2,834	2,424
Total deferred charges and other long-term assets		5,745,474	870,545

(1) Includes $110,805 of Parent Company's deferred tax and $249,917 of CTEEP's deferred tax.

(2) Includes the cost of license granted by the Ministry of Communications to Flycom on June 22, 2000. The license is valid for ten years and can be renewed for another ten years.

(3) Include CTEEP's Right for $6,708,487 according to concession agreement subscribed with the Brazilian Government through ANEEL on June 20, 2001 extended for a 20-year term starting on July 8, 2005, for exploitation of the electric energy transmission public service, including the basic grid and transmission facilities. According to articles 63 and 64 of Brazilian Decree No. 41019 of February 26, 1957, assets and facilities used in transmission are allocated to such service and cannot be retired, sold, assigned or given as a mortgage collateral, without prior express authorization of the Regulator. ANEEL Resolution No. 20/99 sets rules for de-allocation of assets of the electric energy public utility concessions and grants prior authorization to de-allocate unproductive assets.

(4) Includes $577,698 of goodwill from purchase of CTEEP by ISA Capital Do Brasil; $105,858 of goodwill from purchase of 60% of Consorcio TransMantaro S.A., and $130,464 from acquisition of 35% of Transelca S.A. E.S.P. Goodwill is being amortized during the period of the concession for CTTEP and TransMantaro and 10 years for Transelca, according regulations of CGN.

On the date of acquisition of Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–, ISA Capital Do Brasil recorded liabilities by BRL 186,018,000 (equivalent to $189,694), that correspond to its share in the estimated contingency for the benefit plan to supplement retirement according to Law 4819/58. This liability affected the goodwill since it is part of the purchase price. See Note 14, 2.

NOTE 11: RE-APPRAISALS

Re-appraisals at December 31 included:

	2006	2005
Investments	5,417	1,062
Property, plant and equipment	1,459,151	1,281,154
Total reappraisals	1,464,568	1,282,216

In 2005, the Parent Company and the subsidiaries in Colombia carried out economic appraisals for the main components of property, plant and equipment, with the exception of real estate, which was appraised in 2004, in compliance with CGN External Circular No. 045 of 2001, and updated in 2005.

Technical appraisals in 2005 were made by using the Straight-line Depreciated Replacement Cost method, which consists of determining the present value of the equipment in use, based on the actual cost of an asset that provides the same service (the as-new replacement value -VRN-), proportionally affected by the remaining time of service (remaining useful life) with respect to the useful life initially established. This criterion was applied to every specialized asset that the Parent Company and its subsidiaries in Colombia have in operation for transmission (use and connection).

NOTE 12: OUTSTANDING BONDS

Characteristics and balances of outstanding bonds at December 31 are detailed below:

Issue	Series	Currency	Term (Years)	Interest rate %	Maturity	2006	2005
First	B	COP	7	DTF + 3.4	2006	-	35,000
Second	A	COP	7	DTF + 2.4	2006	-	72,250
Second	B	COP	7	IPC + 10	2006	-	29,312
Second	C	COP	10	DTF + 2.5	2009	59,700	59,700
Second	D	COP	10	IPC + 10	2009	30,879	30,879
Tercera	A	COP	10	IPC + 8.10	2011	130,000	130,000
First	C	COP	10	IPC + 7.5% AV	2012	35,000	35,000
First	C	COP	10	IPC + 7.5% TV	2012	62,000	62,000
First	A	COP	7	IPC + 7.0% TV	2009	16,000	16,000
First	A	COP	10	IPC + 6.14% TV	2011	50,000	50,000
First	B	COP	10	IPC + 6.95% TV	2016	50,000	50,000
First	A	USD	10	5.75	2013	58,005	66,658
Second	Single	USD	10	5.125	2013	46,471	48,823
Third	A	USD	12	7.75	2016	43,880	45,684
Fifth	A	USD	10	Libor + 2.56	2014	53,731	61,673
Program Tranche 1		COP	7	IPC + 7.0	2011	100,000	100,000
Program Tranche 2		COP	10	IPC + 7.3	2016	150,000	150,000
Program Tranche 3		COP	15	IPC + 7.19	2019	108,865	108,865
Program Tranche 4		COP	20	IPC + 4.58	2026	118,500	-
Program Tranche 5		COP	7	IPC + 4.84	2013	110,000	-
Capitalized interest						7,708	12,055
Total						1,230,739	1,163,899
Less- current portion						23,316	142,434
Total long-term						1,207,423	1,021,465

Bonds accrued interests during 2005 for $119,033 (2005 - $127,824), which were recorded as financial expenses.

Below is the detail of maturities for outstanding bonds:

Year	Capital	Interest	Total
2008	23,316	-	23,316
2009	129,894	7,708	137,602
2010	23,315	-	23,315
2011	73,315	-	73,315
2012 onwards	949,875	-	949,875
	1,199,715	7,708	1,207,423

The Parent Company's bonds issues were used as follows:

The first issue carried out in 1998 for an amount of $130,000 has been repaid; the $35,000 outstanding balance was cancelled during 2006.

The second issue for $180,000, series A, B, C and D, was used 50% for the cash flows in 1999 and 50% for the Investment Plan. At 2006 year's end, the balance is $98,287; series A and B for the amount of $107,432 matured and were repaid. The balance increases due to the capitalization of series issued at IPC (Consumer Price Index).

The third issue, for an initial value of $130,000 was used to substitute domestic and foreign currency loans to reduce exchange risk exposure and expand the portfolio's average maturity.

Bond program for an amount of $450,000 was expanded to $850,000; tranches 4 and 5 for $118,500 and $110,000, respectively, were issued in 2006. Total balance issued as of the end of the year is $587,365. From these resources 50% corresponds to debt management operations and 50% to cash flows and investment financing.

Subsidiary Transelca S.A. E.S.P., duly authorized by the Shareholders' Meeting and by the Securities Superintendency, issued bonds during 2002 and 2004 for $100,000 and $113,000, respectively, to finance expansion projects, working capital and corporate cash flows. At December 31, 2005, 100% of the securities were placed.

The bonds issued by subsidiary Red de Energía del Perú S.A. –REP– have the following characteristics:

On November 13, 2002, the General Shareholders' Meeting of the subsidiary REP authorized the first program of Corporate Bonds up to the equivalent of USD130 million or its equivalent in Nuevos Soles, individually or in one or several programs. Resolution No. 046-2003-EF/94.11 of June 23, 2003 of Conasev's, approved the early filing with the Securities Registry of the corporate bond issue program denominated "Red de Energía del Perú First Bond Program" up to the amount of USD100 million or its equivalent in Nuevos Soles.

On July 14, 2003, the subsidiary REP, carried out the first issuance of corporate bonds, Series A for USD30 million, which was completely placed. These bonds are supported by the guarantees established in clause 4.15 of the Issuance Framework Contract. Resources obtained were earmarked to pay a USD25 million senior loan and to repay Banco de Crédito USD5 million loan.

Resolution No. 081-2003-EF/94.11 of October 23, 2003, of Conasev's General Management, approved the filing of the corporate bonds denominated "Second Issue of Red de Energía del Perú First Bond Program" up to an amount equivalent in Nuevos Soles to USD20 million. On November 10, 2003, the subsidiary carried out the second Issue of Corporate Bonds, single series, which was fully placed. The outstanding balance is readjusted with the Constant Current Value. Resources obtained from the second issuance were earmarked to pay the USD20 million balance of Banco de Crédito loan.

Resolution No. 057-2004-EF/94.11 of June 23, 2004, of Conasev's General Management, approved the filing of the corporate bonds denominated "Third Issue of Red de Energía del Perú First Bond Program" up to the amount of USD50 million. On July 19, August 20 and November 30, 2004, the subsidiary carried out the third and fifth issuances of corporate bonds series A and B for USD4.2, USD5.8 y USD30, respectively, which were fully placed

REP's bonds include the option of total or partial redemption as of the fourth year of each series, after the twelfth date of maturity. Interest is paid on a quarterly basis.

The General Shareholders' Meeting of July 22, 2005, approved the second issuance of corporate bonds for the subsidiary REP up to USD150 million or its equivalent in Nuevos Soles, earmarked to prepay the balance of the syndicated loan and to finance the expansion plan.

The main financial covenants of the subsidiary REP regarding the first bond program are as follows:

- Maintain a leverage ratio lower than 1.5x until 2004 and lower than 1.20x as of 2006;
- Maintain at all times a minimum net equity of USD90 million;
- Maintain at all times a debt service coverage ratio of 1.3x; and
- Maintain an interest coverage ratio greater than 3.0x until 2004 and of 3.5x as of 2005.

In March 2006, the Bondholders Meeting authorized REP the following covenants for the 2006-2009 period, subject to payment of 0.15% commission of the balance:

- Maintain a leverage ratio lower than 1.5x as of 2006.
- Maintain an interest coverage ratio greater than 3.5x in 2005, greater than 2.8x for the 2006-2008 period, and greater than 3.0x in 2009.

NOTE 13: FINANCIAL LIABILITIES

The balance of financial liabilities at December 31 included:

Credit line	Currency	Interest rate %	2006	2005
Domestic financial liabilities				
ABN_Amro (1)	COP	DTF + 0.85	829,621	16,000
Banco Ganadero BBVA 07-2000	COP	DTF + 5.5	15,000	15,000
Citibank	COP	DTF + 1.70	-	13,194
Davivienda 01-2002	COP	DTF + 4.05	24,380	11,000
Corficolombiana	COP	DTF + 5.5	4,000	8,000
Corfinsura (today Bancolombia)	COP	DTF + 4.3% a 5%	5,000	6,500
Banco de Occidente	USD	DTF + 5.5	925	4,075
Banco de Crédito	COP	DTF + 5% a 5.75%	980	3,040
Ministerio de Hacienda	USD	Libor + 1.25	920	2,816
Banco Conavi (today Bancolombia)	COP	DTF + 5	-	1,600
Bancolombia (2)	COP	DTF + 3.5% a 5.5%	61,642	667
Davivienda (2)	COP	DTF + 0.24	48,000	-
Davivienda (2)	COP	DTF + 1.50	22,000	-
BBVA (2)	COP	DTF + 0.90	96,638	-
BBVA (2)	COP	DTF + 1.50	100,000	-
Bancolombia (2)	COP	DTF + 2.60	70,686	-
Total domestic financial liabilities			1,279,792	81,892
Foreign financial liabilities				
BIRF-3955-CO	USD	Libor 6 M + Spread	180,603	209,143
Banco Continental	USD	Libor + 3.75%	76,119	74,754
BID	USD	8.71%	116,245	70,816
CAF	USD	8.03%	-	52,532
IFC	USD	7.51% y 8.75%	44,769	49,584
BID 195 IC/CO	Unidad de Cuenta	7.42%	155	35,709
BIRF-3954-CO	USD	Tasa fija Tramos (6.32%)	14,036	26,952
FMO Holanda	USD	8.42% y 8.5%	17,969	19,948
Medio Credito Centrale	ITL	Tasa fija 1.75%	12,542	14,704
Banco Central del Perú, Sucursal Panamá		Libor 6M + 1%	-	7,994
Banco de Crédito del Perú	USD	Libor + 4%	5,469	6,599
Kreditanstalt Fur Wiederaufdau	USD	Libor + 1.5%	-	785
Bancolombia Panamá	USD	Libor + 5.75%	269	378
BNP Paribas (3)	USD	Libor 6 M + 0.345%	73,325	-
ABN_Amro y JP Morgan (1)	USD	Libor 6 M + Spread	447,757	-
Total foreign financial liabilities			989,258	569,898
Hedging operations (4)			49,643	82,588
Total financial liabilities			2,318,693	734,378
Less- current portion			1,070,829	142,652
Total long-term			1,247,864	591,726

1) USD326 dollar-denominated loan obtained by ISA Capital Do Brasil with single maturity on July 19, 2007. The liability was prepaid with the January 2007 bond issue. The bonds maturities are scheduled for between 5 and 10 years.

2) Funds obtained by the Parent Company with commercial local banks to finance cash flows.

3) Along 2006, BNP Paribas disbursed USD73,325 to the Parent Company for the construction of substations for the UPME 1 and UPME 2 projects of 2003.

4) At December 31, 2006, the Parent Company had an exchange rate swap agreement with Bancolombia with right for USD5,690,000 related to capital hedging, and a "Cross Currency Swap" with BNP Paribas with right for USD44,294,669 (2005 . USD44,294,669) and liability for $125,000 (2005 - $125,000); under such agreement, the Company agreed to receive 13.7% fixed interest rate and payments floating rates based on LIBOR + 0.265% determined every six months.

Interest from hedging operations during year totaled $13,264 (2005 - $14,422) while exchange difference, net was $3,334 (2005 - $28,625).

All the above-mentioned hedging operations mature in March and April of 2007.

At December 31, financial liabilities included balances denominated in the following currencies:

		Bal. in original currency (thousands)		Bal. in domestic currency (millions)	
Currency	Interest rate	2006	2005	2006	2005
US Dollar	Libor + IBRD Spread	436,357	222,550	1,856,745	604,889
Unit of Account	Fixed rate 7.42%	43	9,955	155	35,709
Italian Lira	Fixed rate 1.75%	4,246	5,459	12,542	14,704
Colombian Peso	DTF + 3.15% a DTF + 4.1%	449,251	105,776	449,251	79,076
				2,318,693	734,378

Maturity of long-term financial liabilities at December 31, 2006:

Year	Total
2008	479,191
2009	316,003
2010	159,337
2011	87,625
2012	65,809
2013 onwards	139,898
Total	1,247,864

COMMITMENTS RELATED TO LOANS

The Parent Company has agreed to comply with the following covenants during the term of the loans:

Banco Interamericano de Desarrollo –BID-

The Parent Company will not assume, without the Bank's prior approval, new financial liabilities with a maturity greater than one (1) year, as a result of which; a) The ratio between its own internal cash generation and shareholders contributions already committed for total debt service is lower than 1.2 and; b) the ratio between long-term debts, (excluding those that have to be covered by its shareholders) and equity exceeds 1.2.

ISA's short-term bank and commercial indebtedness pending payment each year will not exceed 45% of the current assets in that year.

ABN Amro and JP Morgan Bank

On July 18, ,2006, Interconexión Eléctrica S.A. E.S.P -ISA- subscribed a USD550 million loan agreement with ABN AMRO BANK N.V and JPMorgan Securities Inc., under which the following financial covenants were established:

Consolidated	2006	2007	2008 -2009
Net debt /EBITDA	4.3	4.3	4.3
EBITDA/interest expense on financial liabilities	2.0	2.25	2.50

ISA	2006	2007	2008 - 2009
Net debt /EBITDA	5.5	5.0	4.5
EBITDA/interest expense on financial liabilities	2.0	2.25	2.50

IFC and FMO loans

During the term of the contracts, the subsidiary ISA Peru may not, among others:

- Declare or pay dividends or make any capital distribution, or purchase, redeem or acquire its own shares, when the covenants agreed to in the contract are not complied with.

- Enter agreements with limited partnerships, distribute earnings or royalties or any other similar agreement under which the revenues or income of the subsidiary are or could be shared with any other person.

- Establish or hold a subsidiary or start or permit a merge through absorption, spin-off or merge through incorporation or reorganization.

- Incur, assume or permit any debt other than as specified in the contract.

Commitments of subsidiary REP S.A.

On August 29, 2002, a trust agreement for cash flows was subscribed by the subsidiary (trustor), Banco Continental (beneficiary) and Bank Boston, Peruvian Branch (trustee) to guarantee compliance of the obligations in favor of the preferential creditors (Banco Continental and Citibank N.A. Lima Branch). On March 31, 2005, the assignment of contractual position in the Bank Boston, Peruvian Branch Trust Agreement of Cash Flows in favor of Banque BNP Paribas Andes S.A. was signed. Then on June 28, 2006, Banque BNP Paribas Andes S.A. assigned its contractual position in such agreement to Banco Internacional del Perú S.A.A.

Under this agreement funds deposited by the subsidiary's customers in the collector accounts are transferred to the trustor's account on the next business day. In the event of default, the trustee withholds 25% of flows deposited in the collector accounts until the default has been solved and if the subsidiary does not comply with any guaranteed obligation, the beneficiary will withhold 100% of cash flows deposited in these accounts.

The agreement will be in force as of the date of signature until the effective and full repayment of the guaranteed obligations assumed by the trustor in favor of creditors, or when all rights and assets in the trust have been depleted.

Commitments of subsidiary Transelca S.A. E.S.P.

TRANSELCA S.A. E.S.P. has subscribed fourteen (14) promissory notes in favor of the Nation – Ministry of Finance and Public Credit – under agreement to guarantee payment of Bayerische Landesbank G. loan's portion assumed by public deed No. 1001 in assets transfer with Corelca.

NOTE 14: ACCOUNTS PAYABLE

The balance of accounts payable at December 31 included:

		2006	2005
Related parties	(1)	-	8,635
Suppliers		216,178	84,309
Financial expenses		41,152	38,509
Accounts payable CTEEP acquisition-Law 4819	(2)	189,694	-
Creditors	(3)	353,709	14,116
Dividends	(4)	106,867	25,449
Other accounts payable		57,586	14,620
Other taxes		94,989	41,450
Total accounts payable		1,060,175	227,088
Total long-term accounts payable		591,690	37,955
Total short-term accounts payable		468,485	189,133

1) REP S.A.'s accounts payable to Empresa de Energía de Bogotá S.A. E.S.P. –EEB– were repaid in 2006.

2) Under share purchase agreement with Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–, as part of the privatization auction, the subsidiary ISA Capital Do Brasil S.A. agreed to supplement the purchase price if CTEEP is released of payments of the retirement pension plan provided by Law No. 4819/58 of Brazil, currently being legally contested. The amount is provisioned in the financial statements with corresponding effect in goodwill.

3) Includes $338,390 of CTEEP, of which $233,058 corresponds to balances of actuarial accounts with Fundación CESP regarding plans for Beneficio Suplementario Proporcional Saldado –BSPS–, with monthly maturities and terms foreseen for September and November of 2017.

4) Dividends of the Parent Company for $28,810, approved by the Shareholders' Meeting held in March of 2006. $78,057 corresponds to dividends to be declared as proposed by CTEEP's management taking into consideration 2006's earnings and after provisions in accordance with Brazilian regulations.

NOTE 15: LABOR LIABILITIES

Labor liabilities at December 31 included:

	2006	2005
Labor liabilities		
Severance payments and interest	4,180	6,674
Vacations	18,904	3,577
Agreed fringe benefits	11,222	3,136
Other	815	(1,538)
Total labor liabilities	35,121	11,849
Less – long-term portion	1,135	869
Short-term labor liabilities	33,986	10,980

NOTE 16: ACCRUED LIABILITIES AND ESTIMATED PROVISIONS

Accrued liabilities and estimated provisions at December 31 included:

		2006	2005
Retirement pensions	(1)	137,249	127,255
Provision for income tax and surtax	(2)	18,487	43,677
Provision for bonds (premium)		11,267	5,792
Labor agreements at CTEEP	(3)	415,350	-
Provision for contingencies	(4)	293,483	1,793
Other accrued liabilities and provisions	(5)	81,912	49,559
Total accrued liabilities and provisions		957,748	228,076
Less – long-term portion		434,949	126,794
Total short-term accrued liabilities and provisions		522,799	101,282

(1) Increase for Parent Company and subsidiary Transelca S.A. E.S.P. is explained by updating of pension liabilities.

(2) Decrease is explained by tax benefits for fixed-assets investments.

(3) Subsidiary Companhia de Transmissão de Energia Elétrica Paulista –CTEEP– with 2,736 employees as of October 31, 2006, approved an early retirement program "Programa de Desvinculación Voluntario –PDV– " in force during the November 21 - 30 period. Total 1,534 employees accepted the program. Until December 31, 2006, 323 employees retired, the remaining will do so in 2007. This fact is reflected as a provision in the financial statements. See Note 22.

(4) Corresponds to CTEEP's contingencies for liability in labor claim during spin-off with CESP –Compañía Energética de São Paulo– and incorporation of EPTE –Empresa Paulista de Transmisión de Energía Eléctrica S.A. –; IPTU fiscal process; provision for liabilities with the municipalities of São Paulo and São José dos Campos and INSSE processes for failure to collect contribution on compensation paid to employees for food and meals during the April 1999 – July 2001 period. These provisions have been qualified, approved and registered at CTEEP according to their probable risk.

(5) In 2005, as a prudent policy and anticipating adoption of International Financial Reporting Standards, the Company engaged an actuarial firm to determine the estimated liability for agreed fringe benefits received by pensioners, other than the monthly pension.

Includes $39,780 (2005 - $31,509) for present value of estimated liability of future payments for health and education benefits and pension payments recognized to pensioners by labor agreement, calculated under the same methodology used to estimate the pension liability and recognized in the same percentage used to amortize pension liability. Additionally, it includes $27,409 of CTEEP corresponding to provisions for fiscal and tax charges and other special liabilities.

16.1 RETIREMENT PENSIONS

Under collective labor agreements, the Parent Company and subsidiaries Transelca S.A. E.S.P. and XM, Compañía de Expertos en Mercados S.A. E.S.P. are required to pay pensions to employees who satisfy certain conditions of age and length of service. However, the Social Security Institute (ISS) and pension management funds have assumed the greater portion of this obligation.

The present value for retirement pensions as of December 31, 2006, and 2005, was determined using actuarial calculations that comply with the law and specifically with collective labor agreements in force (Collective Labor Pact and Collective Labor Agreement). The estimates used were as follows:

Detail	2006			2005		
	ISA S.A. E.S.P.	TRANSELCA S.A. E.S.P.	XM S.A. E.S.P.	ISA S.A. E.S.P.	TRANSELCA S.A. E.S.P.	XM S.A. E.S.P.
Actual interest rate	4.80%	4.80%	4.80%	4.80%	4.80%	4.80%
Future increase in pensions and salaries	5.34%	6.0%	5.34%	6.08%	6.08%	6.08%
Number of persons covered by the plan	459	187	19	525	182	19

As of December 31, 2006, the projected obligation is amortized in 84.21% (2005 - 83.28%); increase in the amortization percentage was 0.93%, in accordance with Decree 051 of 2003, which allows distributing the amortizable percentage of the actuarial estimate as of December 31, 2002, until 2023 in a straight-line form.

The movements in the actuarial estimate and the deferred liability at December 31 are as follows:

	Projected liability	Deferred cost	Net liability
Balance at December 31, 2004	187,089	39,081	148,008
Less – decrease in actuarial estimate and pension payments	(7,162)	2,817	(9,979)
Transfer of liability to XM (projected obligation)	(4,975)	-	(4,975)
Decrease in deferred cost - Legislative Act 00120/05	-	(4,298)	4,298
Decrease in actuarial estimate - XM S.A. E.S.P. adjustment	4,489	1,661	(2,737)
Amortization of retirement pensions	-	(9,737)	9,737
Pension payments	(17,006)	-	(17,006)
Balance at December 31, 2005	153,457	26,202	127,255
Increase in actuarial estimate	6,679	(3,315)	9,994
Pension payment expense during the year			17,443
Total pension expenses in Income Statement			27,437
Pension payments			(17,443)
Balance at December 31, 2006	160,136	22,887	137,249

16.2 INCOME TAX

Tax regulations applicable to ISA's Group domestic companies provide:

a) Taxable income is subject to a 35% income tax rate. As of 2003 and until 2006, regulation set forth surtax equivalent to 10% of the net income tax determined for each of these taxable years, applicable to income taxpayers. Income tax rate for 2007 will be 34%, and as of 2008, it will be 33%.

b) The basis to determine income tax shall not be lower than 6% of the Company's net fiscal equity on the last day of the preceding taxable year, calculated as established by tax regulations in force (Presumptive income). As of 2007, it will be 3%.

c) The system of integral inflation adjustments has been suspended for fiscal effects as of fiscal year 2007.

d) According to tax regulations in effect, starting 2007, corporations are allowed to offset without any restriction as to percentage and time, readjusted tax losses with ordinary net taxable income, without prejudice of the presumptive income of the fiscal year. Any excess of presumptive income over ordinary income obtained as of 2007 can be offset with ordinary net taxable income of the following five (5) years readjusted for tax purposes.

e) As of 2004, income tax payers performing transactions with foreign related or associated parties are required, for income tax purposes, to determine their ordinary and extraordinary revenues, costs and deductions, assets and liabilities, taking into consideration for these transactions the prices and profit margins of the market. At this time, the Company's management and its counsels have not concluded the study for 2006; however, based on the satisfactory results of the study conducted for 2005, their opinion is that no significant additional income tax provisions shall be required as a result of the study.

f) Law 863 of 2003 established that income tax payers could deduct 30% of the effective investments made only in productive real fixed assets. After applying this regulation, and based on investments made by the Parent Company in 2006, the period's ordinary net taxable income was decreased by $125,875 (2005 - $31,216). As of 2007, the percentage of this deduction will be 40%.

g) In 2005, Decision 578 of the Andean Community of Nations (CAN) entered into force. This decision seeks to avoid double taxation of the income earned in any of the member countries through using an exoneration mechanism. Based on this decision and on the opinions of tax advisors, the income earned in countries that are members of the CAN are considered to be tax exempt.

h) The income tax returns for 2006 and 2005 are subject to the review and approval of tax authorities. The Company's management and its legal counsels consider that the amounts accounted as income tax payable are enough to pay any liability that could be determined for such years.

i) In 2003, tax regulations established the equity tax for the years 2004, 2005 and 2006, payable by individuals and legal entities who pay income tax and whose tax equity is greater than $3,000 million. Equity tax accrues on the first day of each taxable year at a rate of 0.3% on the net equity recorded on January 1st of each taxable year. According to Law 1111 of 2006, from January 1st of 2007 and until 2010, the basis for equity tax shall be the net equity recorded on January 1st of 2007; the rate shall be 1.2%.

Subsidiaries in Peru, (ISA Perú S.A. y REP S.A.) subscribed with agreements the Peruvian government to guarantee legal stability under Legislative Decrees No. 662 and No. 757 and Law No. 27342. The agreements enter into force on the concession agreement's effective date and extend all along the latter's term. (See Note 19.4.)

NOTE 17: OTHER LIABILITIES

Balance of other liabilities at December 31:

		2006	2005
Other short-term liabilities			
Collection for third parties		208,458	96,604
Delegated administration		7,624	33,974
Collection for third parties - TIES		-	27,616
Income received from anticipated sales		12,221	6,901
Total other short-term liabilities		228,303	165,095
Other long-term liabilities			
Deferred tax		118,597	118,012
Deferred income		71,109	53,802
Deferred credits		3,532	4,287
Other	(1)	109,765	5,929
Total other long-term liabilities		303,003	182,030

(1) Includes $105,233 of subsidiary CTEEP for other deferred charges financial income.

NOTE 18: SHAREHOLDERS' EQUITY

SUBSCRIBED AND PAID-IN CAPITAL

Subscribed and paid-in capital at December 31 was distributed as follows:

	2005		
Shareholder	Number of shares	Value $ million	% Participation
Common shares			
The Nation	569,472,561	18,679	59.299
Empresas Públicas de Medellín –EEPPM–	102,582,317	3,365	10.682
Empresa de Energía de Bogotá –EEB–	17,535,441	575	1.826
Fondo de Pensiones Obligatorias Protección	39,441,754	1,294	4.107
Fondo de Pensiones Horizonte	14,256,324	468	1.485
Fondo de Pensiones Obligatorias Colfondos	13,537,750	444	1.410
Inversionistas extranjeros	12,035,460	395	1.253
ISA ADR Program	4,560,600	150	0.475
Other shareholders	186,919,476	6,129	19.464
Outstanding subscribed capital	960,341,683	31,499	100.000
Reacquired own shares	17,820,122	585	
Total subscribed and paid-in capital	978,161,805	32,084	

2006

Shareholder	Number of shares	Value $ million	% Participation
Common shares			
The Nation	569,472,561	18,679	55.871
Empresas Públicas de Medellín -EEPPM-	102,582,317	3,365	10.064
Ecopetrol	58,925,480	1,933	5.781
Empresa de Energía de Bogotá -EEB-	17,535,441	575	1.720
Fondo de Pensiones Obligatorias Protección	49,427,960	1,621	4.849
Fondo de Pensiones Horizonte	14,494,416	475	1.422
Fondo de Pensiones Obligatorias Colfondos	14,343,297	470	1.407
Fondo de Pensiones Santander	13,533,816	444	1.328
Fondo de Pensiones Obligatorias Skandia S. A.	4,772,585	157	0.468
Foreign investors	9,807,307	322	0.962
ISA ADR PROGRAM	4,752,350	156	0.466
Other shareholders	159,619,633	5,234	15.660
Outstanding subscribed capital	1,019,267,163	33,431	100.000
Reacquired own shares	17,820,122	585	
Total subscribed and paid-in capital	1,037,087,285	34,016	

SHARE ISSUE FOR EXCHANGE OPERATION

The Parent Company privately issued 58,925,480 registered common capital-stock shares, without preemptive rights, exclusively for Ecopetrol S.A., as approved by the Special Stockholders' Meeting held on November 24, 2006. The transaction is part of an exchange operation under which, Ecopetrol S.A. delivered to ISA 633,387,729 shares it held in Transelca S.A. E.S.P., which represents an additional participation of 35% in the subscribed capital of this affiliate, previously controlled with 64.9%.

CAPITAL SURPLUS

- **Additional paid-in capital**

The additional paid-in capital is the excess of the sales price over the par value of the subscribed shares. In 2006 it increased by $314,619, corresponding to share issue to pay 35% of Transelca S.A. E.S.P. shares.

- **Received for projects**

This account represents amounts delivered by Government for the construction of the first circuit of the 500-kV line to the Caribbean Coast.

RESERVES

- Legal reserve

The law requires the Company to appropriate 10% of annual net income as a legal reserve until the balance of the reserve is equal to 50% of subscribed capital. This mandatory reserve may not be distributed prior to the liquidation of the Company, but may be used to absorb or reduce net losses. Any balance of the reserve in excess of 50% of subscribed capital is at the disposal of the shareholders.

- For tax purposes mandatory reserve

  The Shareholders' Meeting approved this reserve from net income, in compliance with Article 130 of the Tax Code, in order to obtain tax deductions for depreciation in excess of book depreciation. As legally provided, this reserve can be released whenever subsequent accounting depreciation exceeds tax depreciation, or when the assets giving rise to the incremental amount deducted are sold.

- Reserve for reacquisition of own shares

  The Shareholders' Meeting of March 22, 2001 approved $8,500 special reserve for the repurchase of own shares held by the stock liquidity fund that was created to add liquidity to ISA shares, and a $38,100 special reserve to acquire own shares held by EEPPM.

- Reserve for reinforcement of equity

  On March 26, 1999, the Shareholders' Meeting approved an occasional reserve in accordance with Article 47 of the Articles of Incorporation. This voluntary reserve was ordered so that the Company could retain its solid financial position, and maintain the financial indicators and covenants required by the rating agencies, in order to obtain the investment grade rating, and to comply with contractual commitments to lenders. The Shareholders' Meeting held on March 29, 2006 approved $19,034 addition to this reserve.

- Reserve for rehabilitation and replacement of STN assets

  The Shareholders Meeting held on March 30, 2000, approved a $24,933 reserve for the rehabilitation and replacement of assets of the National Transmission System, and on March 18, 2002, approved an additional reserve of $12,502.

EQUITY REVALUATION

Inflation adjustments on equity accounts recognized until December 31, 2000, have been credited to this account and charged to the Income Statement. This amount cannot be distributed as dividend, but can be used to increase subscribed capital.

SURPLUS FROM EQUITY METHOD

Relates to the equity variations of investments in subsidiaries, as a consequence of application of the equity method.

NOTE 19: MEMORANDUM ACCOUNTS

The balance of memorandum accounts at December 31 was:

		2006	2005
Debtor memorandum accounts			
Debtor accounts – fiscal-vs.-accounting excess		46,608	36,349
Other contingent rights		54,137	54,498
Other debtor control accounts	(1)	354,149	336,072
Effect application of Resolution No.364/2000	(2)	2,774,971	1,659,817
Total debtor memorandum accounts		3,229,866	2,086,736
Creditor memorandum accounts			
Claims and lawsuits	(3)	857,141	859,712
Guarantees granted		261,661	354,683
Creditor accounts - fiscal-vs.-accounting excess		262,841	250,646
Optic fiber availability agreement	(4)	377,243	390,766
Other creditor control accounts		7,537	21,049
Total creditor memorandum accounts		1,766,423	1,876,856

(1) Includes collections from third parties by the subsidiary XM Compañía de Expertos en Mercados S.A. E.S.P.

(2) Represents differences with accounting, resulting from application of inflation adjustment system for tax effects and differences in accounting and tax deductions to determine ordinary net taxable income.

(3) The Parent Company and its subsidiaries currently appear as party, as a defendant, plaintiff or as an intervening third party, of judicial processes of administrative, civil and labor nature. None of the processes in which the Company appears as a defendant or as an intervening third party could affect the Group companies' stability. The companies' management and their legal counsels consider remote any loss as a result of such claims and lawsuits.

Likewise, the Group's companies, in their own name, brought the legal actions necessary to carry out their corporate purpose and to defend their interests. (See Note 19.1)

(4) Includes agreement for optic-fiber capacity availability under which the Parent Company granted Internexa S.A. E.S.P., availability over the capacity of its own fiber optic installed on its own infrastructure, on third parties, and that under usufruct. The agreement was subscribed in order to allow Internexa to meet the coverage, quality, reliability and capacity requirements of telecommunications carriers and other customers. Below is a table with the bases for annual invoicing:

Year	Value
2007	9,991
2008	11,290
2009	12,757
2010	14,416
Onward	310,833
Total	359,287

19.1 CLAIMS AND LAWSUITS

Interconexión Electrica S.A. E. S. P. –ISA–

a) At December 31, 2006, ISA has filed administrative claims against Electrificadora del Atlántico, Electrificadora de Bolívar and Empresa de Energía de Magangué for default interest on accounts for the use of STN and Energy Pool, for $14,854.

b) ISA has filed a civil claim against Sistep Ltda and Aseguradora de Fianzas S.A. -Confianza-, at the Circuit Civil Court No. 10 of Medellín, for USD1,936,618 plus $1,175, as a result of the delay in the delivery of equipment to the Yumbo and La Esmeralda substations and resulting damages. Additionally, ISA is claiming payment of the insurance policy by Confianza. The process is in the discovery stage.

c) Cundinamarca Administrative Tribunal, first Section. ISA has sued the Superintendency of Public Utilities for $1,424 as a result of issuing administrative acts that prevent ISA (ASIC) from exercising its rights to limit power supplies and the collection of billings to Empresas Públicas de Caucasia. The process is pending judgment.

d) Administrative Tribunal of Antioquia. ISA has filed a Nullity and Redress lawsuit against the tax authorities (Dirección de Impuestos y Aduanas Nacionales –DIAN-), for $4.780, related to default interest in favor of ISA, resulting from the non-timely returning of excess income tax paid in 1995. The process is currently awaiting judgment from the Tribunal.

e) Administrative Tribunal of Antioquia. ISA challenged Resolution 1233 of 2001, by which the Municipality of San Carlos requested payment of taxes by the public space occupation for $1,839 for the year 2000. The process is awaiting judgment at the Tribunal.

f) Nullity and Redress Process No. 064. Flores III LTDA & CIA. S.C.A. E.S.P. has sued the Nation- Ministry of Mines and Energy, CREG, ISA and Electrificadora del Caribe S.A. E.S.P. Claim: Declaration of nullity of CREG Resolution 031 of July 22, 1999, by which the appeal presented by Electricaribe S.A. was accepted, releasing the company from paying amounts invoiced by ISA for the restriction of the 220-110 kV autotransformer. Declaration of nullity of alleged administrative act resulting from failure to answer within the legal term a request for direct repeal of the foregoing Resolution and award payment of $2,343. The process was decided on the first instance and ISA was to pay the claims; it is pending decision from the State Council since 2003.

g) Administrative Tribunal of Antioquia. Termocandelaria has filed a Nullity and Redress lawsuit against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $20,794 regarding CREG Resolutions 034, 038 and 094 of 2001.

h) Administrative Tribunal of Antioquia. Central Hidroeléctrica de Betania S.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $54,598 and USD15,373,890, for capacity charges - CREG Resolutions 077 and 111 of 2000.

i) Administrative Court of Antioquia. Emgesa S.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $193,662 and USD82.4 million regarding application of CREG Resolutions 077 and 111 of 2000.

j) Administrative Court of Antioquia. Chivor S.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $89,008 and USD32.5 million for capacity charges - CREG Resolutions 077 and 111 of 2000.

k) Administrative Court of Antioquia. Proelectrica & Cia S.C.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $9,207 regarding application of CREG Resolutions 034 and 038 of 2001.

l) Administrative Court of Antioquia. Termotasajero S.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $128,848 regarding application of CREG Resolutions 034 and 038 of 2001.

   The lawsuits for application by ISA, as the Administrator of the Commercial Settlement System (Administrador del Sistema de Intercambios Comerciales - ASIC), of CREG Resolutions 077 and 111 of 2000, capacity charges, correspond to CREG's change in calculation methodology, which according to the plaintiff companies caused them damages; the same happens with Resolutions 034 and 038 of 2001. The agents consider that these provisions considerably reduce their income. In such transactions, ISA acted as the agent of third parties, and in this way its own equity would not be at stake in said processes. According to legal and technical analysis, ISA has enough grounds to consider that it will be released in these processes, because of Administrator of the Commercial Settlement System it should have applied CREG regulations, duties from which it could not be released. Invoices billed and resolutions issued by ISA to answer the appeals, strictly comply with the aforementioned resolutions; therefore, they cannot be the cause of alleged damages claimed by the plaintiffs. Eventually, in case of negative results, ISA could request compensation or account settling between the market agents taking part in these, which would permit the Company's equity unharmed.

m) Gomez Cajiao y Asociados has filed a contractual lawsuit requesting the nullity of act awarding Public Bid C-002, the absolute nullity of BL98 contract, and redress of its right as proponent. Amount claimed: $2,000.

n) Empresas Públicas de Medellín has filed a Nullity and Redress lawsuit against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $947 for recording of customer metering points.

o) Claudia Andrea Córdoba and Fabiana Zanín Córdoba have filed a tort claim for $4,000 for the accident of a family member during the performance of a contract.

ISA Perú S.A.

As a result of the audit to the 2002 income tax return of the subsidiary ISA Peru, tax authority SUNAT issued on August 26, 2004, Resolution No.012-003-0004229, objecting the deduction of pre-operating expenses related to the concession contract. The objection resulted in a decrease in the Company's tax loss for 2002 from S/.9,013,992 to S/.6,352,955. On September 23, 2004, the subsidiary lodged a claim with SUNAT, which at this date is still pending decision. ISA Peru's management and its legal advisors consider that there are solid legal grounds for the claim to be decided in favor of the subsidiary, so no provision has been made in the financial statements at December 31, 2006 and 2005.

Companhia de Transmissão de Energía Elétrica Paulista –CTEEP–

In 1989, Centrales Eléctricas Brasileñas S.A. –Electrobrás– filed declaratory action for collection of the outstanding balance in a financing contract owed by Electropaulo –Electricidad de São Paulo S.A.– (today, Electropaulo Metropolitana Electricidad de São Paulo S.A. "Electropaulo"). Electropaulo had objected the criterion used for monetary updating and made the payments related to the contract through deposits in court only for the amounts it considered really owed. Judgment entered in 1999 ordered Electropaulo to pay the balance claimed by Electrobrás.

Based on the legal documents supporting the partial spin-off of Eletropaulo, CTEEP's management and its legal counsels consider that CTEEP is only liable for paying the updated amount of the court deposit it had made in 1988, which is included in its assets, and that the company must carry on with the legal process. The Company did not established any provision for the remaining contingency, currently estimated at BRL856,551,000, which it understands is a Electropaulo's liability, and as such is being demanded by Electrobrás.

19.2 COMMITMENTS

Interconexión Eléctrica ISA Perú S.A.

a) On September 2, 2002, ISA Perú S.A. subscribed a share retention agreement with Interconexión Eléctrica S.A. E.S.P. –ISA–, Transelca S.A. E.S.P., International Finance Corporation –IFC–, Nederlandse Financierings-Maatshappij Loor Ontwikkelingslanden N.V., –FMO– and Citibank N.A., Lima Branch (collateral agent). The agreement guarantees total and timely payment of and compliance with each and all liabilities to IFC and FMO, under the following terms:

- Shareholders establish a first lien in favor of the collateral agent on all the shares owned by them, as well as on all the shares acquired or owned by them after the subscription of the agreement.

- Pledged shares include each and every share of capital stock, either voting or non-voting, and include all rights, title and interest that shareholders may hold.

- The lien includes political and economic rights enjoyed by shareholders as holders of the pledged shares.

b) On August 26, 2002, the Company subscribed with Interconexión Eléctrica S.A. E.S.P. –ISA–, TRANSELCA S.A. E.S.P., IFC, FMO and Citibank del Perú S.A. an agreement that provides for a lien on cash and grants an irrevocable power of attorney. Under the agreement, Citibank del Perú S.A. acts as collateral agent for the loan agreements with IFC y FMO. The lien on cash only guarantees payment of liabilities that constitute guaranteed debt of IFC y FMO and binds the Company to:

- Transfer any amounts of money received by the Company, including tariffs or any other amount related to the concession contract, to one of the bank accounts with Citibank del Perú S.A.

- Citibank del Perú S.A. is the only person or entity authorized to administer the bank accounts and any sums deposited therein.

- The subsidiary shall not carry out any legal act or operation with the amounts deposited in the bank accounts, either in part or in whole, except with written express authorization of the guaranteed creditors and/or the collateral agent (upon instructions of the guaranteed creditors).

c) On June 24, 2002, the subsidiary subscribed a share retention agreement with Interconexión Eléctrica S.A. E.S.P. –ISA–, Transelca S.A. E.S.P., IFC, FMO and Citibank del Perú S.A., which sets the following limitations on transfers of the Company's shares:

- During the thirty-six (36) months following the date of financial or technical closing, neither Interconexión Eléctrica S.A. E.S.P. –ISA–nor Transelca S.A. E.S.P. are allowed to transfer the shares they currently own, or their preemptive rights to any person, except as otherwise specifically established in the agreement.

- During the ten (10) years following the closing date, as such term is defined in the concession contract, Interconexión Eléctrica S.A. E.S.P. –ISA– cannot transfer any share, if as a result of the transfer, its ownership is less than 25% of the corporation's shares, except as otherwise provided in Clause 2.1 (b) of the agreement.

- Following the end of the 36-month period referred to above, neither Interconexión Eléctrica S.A. E.S.P. –ISA– nor Transelca S.A. E.S.P. are allowed to transfer their shares if (i) as a result of the transfer the aggregate ownership of both companies is less than 51% of the total number of shares of the Company, or (ii) they cease to exercise control over the Company, except as otherwise provided in the agreement.

d) On July 3, 2003, the subsidiary requested authorization from IFC and FMO to subscribe a loan agreement with Banco de Crédito del Perú –BCP–. On July 4, 2003, ISA Perú S.A. subscribed an adhesion agreement with BCP, IFC, FMO and Citibank del Perú S.A. (collateral agent) that recognizes BCP as guaranteed creditor. On July 9, 2003, it subscribed a USD4,000,000 loan agreement with Banco de Crédito del Perú as financing replacement to pay liabilities with Transelca S.A. E.S.P. Likewise, under the same agreement, the Company granted guarantees in favor of BCP for liabilities assumed by it.

Red de Energía del Perú S.A. –REP–

On February 10, 2003, the Company subscribed a trust agreement for collection and administration of funds with Gas Natural de Lima y Callao S.R.L and Transportadora de Gas del Perú S.A (trustors), La Fiduciaria S.A (trustee), and Bank Boston, Sucursal del Perú (beneficiary) for collection of the Main Grid guarantee, as provided in the concession contract.

TRANSELCA S.A. E.S.P.

- Agreement for transfer of shares in Consorcio Transmantaro S.A.

  On December 7, 2006, Transelca S.A. E.S.P. and its Parent Company, Interconexión Eléctrica S.A. E.S.P. –ISA–, subscribed an agreement for transfer of shares in Consorcio Transmantaro S.A. from ISA to Transelca, under which Transelca commits to transfer, by sale, 50% of the shares it owns in the corporation, equivalent to 30% of total capital, and subject to some conditions related to the registration of the shares purchase and other proceedings with the tax authorities.

INTERNEXA S.A. E.S.P.

- Agreement on the use rights for the submarine cable "Arcos 1"

  The subordinate Internexa S.A. E.S.P. participates with 1.041666% in this cable through an ownership agreement. This submarine cable, denominated Arcos, is designed with a ring-shaped topography that connects the United States, Bahamas, Turku & Caicos, Dominican Republic, Puerto Rico, Curaçao, Venezuela, Colombia, Panama, Costa Rica Honduras, Nicaragua, Guatemala, Belize and Mexico. The initial investment was USD400 million.

- Agreement for the use of infrastructure, joint project between Internexa S.A. E. S. P., Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. -ETB- and Orbitel S.A. E.S.P.

  On January 7, 2003, the subsidiary Internexa signed an agreement for the use of infrastructure with Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. -ETB- and with Orbitel S.A. E.S.P. The subject of the agreement is the construction, equipping and commissioning of an optic-fiber ring on the Atlantic Coast for the joint use, operation and maintenance by the three companies, which will determine the bases for its free commercial use. With the capital contributed for additional use capacity, it was decided to create a rotary fund, RCA, to be used for maintenance in the case of the occurrence of force majeure events and acts of God.

- Agreement on provision of carrier services between Internexa S.A. E.S.P. and Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. -ETB-

  In November of 2004, the subsidiary Internexa subscribed an agreement to provide fiber optic connection service under the national carrier scheme with rights of use for fifteen years.

  The services will be provided by the subsidiary by furnishing an optical band or channel with a maximum capacity of 2.5 Gbps to ETB, or in STM1 capacities configured in a physical optic-fiber ring that connects Bogotá, Medellín and Cali.

- Agreement Internexa S.A. E. S .P in Peru

Internexa S.A. E.S.P. is a new affiliate of the Company that supplies telecommunications services in Peru. It was established by public deed on October 13, 2006 and registered with the National Superintendency of Public Records on the 3rd of November of the same year. For the establishment of the corporation, the Company made a capital contribution of USD5,364 equivalent to 99.99% participation.

- Contract for the leasing of the Cartagena-Riohacha stations for the Arcos project

On the June 16, 2004, Internexa S.A. E.S.P. subscribed a leasing contract with New Network de Colombia Ltda., under which, the subsidiary committed itself to offer space in the Cartagena and Riohacha facilities in advance lease for twenty-five (25) years.

- Irrevocable rights for Comcel S.A. and Telmex Colombia S.A. to use the fiber optics

On December 5, 2006, Internexa S.A. E.S.P. received from Comcel S.A. and Telmex Colombia S.A. a purchase order for the irrevocable rights of use over three optic-fiber pairs for a total length of 4,394.73 kilometers and for the provision of operating and maintenance services for a period of twenty (20) years.

- Infrastructure leasing obligations

On the August 21, 2002, Internexa S.A. E.S.P. entered into a leasing contract to finance the purchase of telecommunications assets. The transaction was carried out in the form of syndicated leasing with Suleasing, Leasing Crédito and Leasing de Occidente, for the amount of $11,653 million and with participation for the companies of 47.34%, 45.14% and 7.52%, respectively. The term is twelve (12) years with a two-year grace period. The agreed rate was DTF TA plus 6.5%. The amounts paid directly affect the Income Statement as rental expenses since they are classified as operational leasing.

FLYCOM Comunicaciones S.A. E.S.P.

- Infrastructure leasing obligations

On March 22, 2002, the subsidiary Flycom Comunicaciones S.A. E.S.P. subscribed through Suleasing Internacional an international leasing contract for the rental of a telecommunications services network and other equipment, for a term of twelve (12) years.

The total value of the leasing contract amounts to USD2,753,863. According to the terms agreed upon, the Company must pay the leasing rentals for a period of seven (7) years with a two-year grace period for the amortization of the capital. The present value of the payments due on December 31, 2006 amounts to USD1,528.

On September 12, 2003, Flycom Comunicaciones S.A. E. S. P. entered a leasing contract for $2,213 million with Leasing Colombia for the rental of a telecommunications services network and other equipment for a term of twelve (12) years and a two-year (2) grace period.

This is an operating leasing and its rentals vary every six (6) months according to the changes of the DTF. The present value of the payments due on December 31, 2006 amounts to $1,908 million.

On December 30, 2004, the subsidiary signed a leasing contract for $2,090 million with Leasing Crédito, for a term of twelve (12) years and a two-year (2) grace period.

This is an operating leasing and its rentals vary every six (6) months according to the changes of the DTF. The present value of the payments due on December 31, 2006 amounts to $2,090 million.

19.3 GUARANTEES IN FORCE

At 2006 year's end the following bank guarantees were in force:

a) Guarantee established in 2006, guaranteeing affiliate ISA Peru's compliance with loan's obligations.

Filial garantizada	Beneficiario de la garantía	Monto (USD)	Comisión entidad colombiana	Comisión anual (%)	Banco corresponsal	Comisión corresponsal anual (%)	Inicio	Vencimiento	Objeto
ISA Perú S.A.	Citibank Perú	852,973	Corfivalle	1.80%	UBS AG (Stanford)	1.50%	29-8-06	29-8-07	Cumplimiento del servicio de deuda del crédito otorgado por IFC y FMO

b) Guarantees established under the offer and awarding of the UPME 01 and 02 projects of 2003:

Filial garantizada	Beneficiario de la garantía	Monto (USD)	Comisión entidad	Comisión anual (%)	Vencimiento	Objeto
ISA (UPME 1)	UPME	13,720,000	Bancolombia	2.50%	Oct-07	Garantía de cumplimiento UPME 1
ISA (UPME 2)	UPME	21,660,000	BBVA	2.50%	Oct-07	Garantía de cumplimiento UPME 2

Additionally, guarantee granted in 2004 to secure payment obligations of Flycom Comunicaciones S.A. E.S.P. under an infrastructure capital leasing operation with Leasing de Crédito is still in force. The amount is $1.568 and corresponds to 75.04% of the whole operation. This guarantee will be in force until September 17, 2013.

Guarantees that required authorizations were previously approved by the Parent Company's Board of Directors and by the entities that regulate Public Debt.

Guarantees established by Transelca S.A. E.S.P. include:

a) Pledge to lenders of 100% value of current and future shares in subsidiaries Red de Energía de Perú –REP--, ISA Perú S.A. and ISA Bolivia S.A. The term of the pledge equals that of the loans. The operation was approved by the Corporation's Board of Directors, and it required both the favorable opinion of the National Planning Department (Departamento Nacional de Planeación - DNP) and authorization resolution of the Ministry of Finance and Public Credit.

b) Stand-by letters of credit were given as guarantee to secure ISA Perú S.A.

19.4. AGREEMENT FOR LEGAL STABILITY

Interconexión Eléctrica ISA Perú S.A.

On March 29, 2001, the subsidiary subscribed a legal stability agreement with the Peruvian Government under Decrees 662 and 757 and Law 27342. The agreement comes into force concurrently with the concession agreement, and continues throughout the term of the concession agreement.

Under the agreement, the subsidiary is committed to, and during 2003 complied with, certain requirements.

During the term of this agreement, the Peruvian Government is committed to guarantee the legal stability for the subsidiary in the following terms:

- Stability in the tax regime related to income tax, thus maintaining the regulations that were in force at the time of execution of the agreement.
- Stability in the contracting regime of the Company's employees.

Starting on the date of execution of the agreement subsequent aliquots will be considered on which, additional 2% income tax will be applied:

- In 2001, income tax rate was 30%. It could be reduced to 20% and would be computed over the reinvested net income. Non-reinvested income will be subject to 30% tax rate.
- Starting in 2002 and along the term of the agreement, 20% income tax rate will be applied.

Red de Energía del Perú S.A. –REP–

On July 26, 2002, the subsidiary subscribed a legal stability agreement with the Peruvian Government in the frame of Decrees 662 and 757 and Law 27342. The agreement comes into force concurrently with the concession agreement, and continues throughout the life of the latter.

Under the agreement, the subsidiary is committed:

- To issue capital stock in favor of investors for the amount of USD20,000,000 against receipt of contributions to be made not later than September 2, 2002.
- To make sure that investors' contributions will be funneled through the national financial system and to use such contributions to expand productive capacity.

During the term of this agreement, the Peruvian Government is committed to guarantee the legal stability for the subsidiary in the following terms:

- Stability in the tax regime related to income tax, thus maintaining the regulations that were in force at the time of execution of the agreement.
- Stability in the contracting regime of the Company's employees, under rules in force at the time of execution of the agreement.

Interconexión Eléctrica ISA Bolivia S.A.

As support for the commitments acquired by ISA Bolivia S.A. with BID and CAF, shareholders posted the following guarantees:

- Lien on shares of ISA Bolivia S.A. by shareholders Transelca S.A. E.S.P. and Internexa S.A. E.S.P., and granting of power of attorney by Interconexión Eléctrica S.A. E.S.P. –ISA– as guarantee for repayment of loans.
- Share retention and subordination agreement under which Interconexión Eléctrica S.A. E.S.P. –ISA– and Transelca S.A. E.S.P. are bound to maintain their stock ownership in ISA Bolivia S.A., and to maintain any loans extended to the latter, subject to compliance with BID and CAF loan agreements, in accordance with the agreement of common terms.

- Custody agreement subscribed among BID, CAF, Banco de Crédito de Bolivia S.A., Interconexión Eléctrica S.A. E.S.P. –ISA– and ISA Bolivia S.A., under which, ISA delivers under custody to Banco de Crédito de Bolivia S.A. the totality of its shares in ISA Bolivia S.A.

- Support and Guaranty Agreement under which, Interconexión Eléctrica S.A. E.S.P. –ISA– and Transelca S.A. E.S.P. are bound to, among other things, guarantee the loan extended by BID and CAF until the date of completion of the project. Likewise, ISA and Transelca are bound to pay the debt's outstanding balance, in the event of intervention of termination of the license agreement entered into with the Superintendency of Electricity.

19.5 DELEGATED ADMINISTRATION OF THE COMMERCIAL SETTLEMENT SYSTEM (ADMINISTRACIÓN DEL SISTEMA DE INTERCAMBIOS COMERCIALES - ASIC)

According to regulation in force of the Energy and Gas Regulatory Commission -CREG -, XM Compañía de Expertos en Mercados, S.A. E.S.P. carries out the functions of Administrator of the Commercial Settlement System -ASIC-. Therefore, XM has the responsibility of registration of long-term energy contracts; liquidation, invoicing, collection and payment of energy transactions made on the Energy Pool by generators and traders; maintenance of required information systems and software; management of financial guarantees; and application of the supply limitation procedures.

As remuneration for these activities, ISA invoices to the generators and traders in the wholesale energy market a value regulated by the CREG. Resolution 116 of December 18, 2003, sets-forth the regulated income for services rendered by CND, ASIC and LAC for 2004. ISA is not responsible for the credit risk of the Energy Pool transactions.

NOTE 20: OPERATING REVENUES

These are revenues from services delivered by affiliates of ISA Economic Group: Transmission of Electric Power (use of the STN), connection to the National Transmission System and Energy Transport ancillary services (management, operation, and maintenance, specialized technical services, special studies, infrastructure availability, and project management).

Concession Contract of Red de Energía del Peru S.A. –REP–

On September 5 of 2002, this subsidiary subscribed with the Peruvian State, through the Ministry of Energy and Mines, the concession contract of the State Electric Transmission Systems. This contract stipulates that the electric transmission system, the matter of concession, is to be remunerated annually through Guaranteed Annual Remuneration –RAG–, set initially at USD58.6 million. Guaranteed Annual Remuneration will be valid during the term of the concession, to be adjusted yearly according to variation in the Finished Good Less Food and Energy index. The Peruvian State, through the Ministry of Mines and Energy, guarantees that the supervisory organism of the concession (Osinerg), and/or whoever succeeds it in such function, will establish necessary tariff mechanisms and the corresponding values to ensure that the subordinate's RAG will be paid in its entirety each year.

Peru's electric sector is ruled by the Law of Electric Concessions, Decree Law No. 25844 issued on November 19 of 1992, Supreme Decree No. 009-93-EM, issued on February 19 of 1993, and its different amendments. According to this Law, operation of the generation plants and of the transmission systems will be subject to the decisions of the Economic Operation Committee of the National Interconnected System –COES-SINAC–, so as to coordinate its operation at minimal cost, guaranteeing a secure supply of electric power, as well as optimum avail of energy resources. COES-SINAC regulates transfer pricing of power and energy among generators, as well as compensations to the owners of the transmission systems.

Concession Contract of Interconexión Eléctrica ISA Perú S.A.

On February 16, 2001, Interconexión Eléctrica S.A. E.S.P. –ISA– was awarded the International Public Bidding in the Integral Project modality for concession to the private sector of the Oroya-Carhuamayo-Paragsha-Derivación Antamina and Aguaytía-Pucallpa power lines (the project). On April 26, 2001, the subsidiary and the Peruvian State, through the Ministry of Energy and Mines, subscribed the concession contract for design, procurement of goods and services, construction and exploitation of electric transmission lines as well as delivery of electricity service for a period of thirty-two (32) years, including a 2-year period for related construction. During the term of the contract, the subsidiary will be the owner of the assets of the concession that it has procured, and may use the concession's assets for delivery of electricity transmission services.

License Contract of Interconexión Eléctrica ISA Bolivia S.A.

On July 31, 2003, the subsidiary signed with the Superintendency of Electricity the license contract to exploit the electric industry in the activity of transmission for the Santiváñez-Sucre, Sucre-Punutuma and Carrasco-Urubó lines at 230 kV, for a term of thirty (30) years starting on the commencement of commercial operation of the lines. This document was filed with the State Notary on August 29, 2003.

On September 17, 2005, ISA Bolivia S.A. was authorized as agent for the wholesale electricity market through Resolution No. 186/2005-5 of CNDC.

Concession Contract of Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–

Concession contract with the Government of Brazil through ANEEL subscribed on June 20, 2001 and extended for 20 years as of July 8, 1995, for exploitation of the public utility of electric power transmission, including the basic grid and transmission facilities. In accordance with articles 63 and 64 of Decree No. 41019 of February 26 of 1957 of Brazil, the facilities and assets used in transmission are allocated to these services, and they can not be removed, sold, assigned or given as mortgage collateral without prior and express authorization of the regulator. Resolution No. 20/99 of ANEEL sets rules for de-allocation of assets of the electric energy public utility concessions and grants prior authorization to de-allocate unproductive assets.

According to the concession contract, every four years after its subscription, ANEEL will revise the Permitted Annual Income -RAP- related to energy transmission for authorized project's facilities that started commercial operation after December 31, 1999, as a measure to promote efficiency and tariff changes in accordance with specific ruling to be issued by ANEEL. For tariff cycles July of 2005 - June of 2006, and July of 2006 - June of 2007, through Homologating Resolutions 149/05 and 355/06, respectively, ANEEL authorized, readjustments to RAP based on the variations of IGP-M for such periods until the periodic revision process is concluded. The effects of the revision, foreseen for July of 2007, must be retroactively applied starting July 1, 2005.

NOTE 21: OPERATING COSTS

Operating costs for the years-ended December 31 are detailed as follows:

	2006	2005
Personnel expenses	173,895	77,973
Taxes and contributions	132,406	72,987
Utilities	68,551	15,998
Materials and maintenance	46,506	29,150
Insurance	10,941	15,857
Communications	15,006	22,776
Fees	7,346	4,657
Rentals	6,658	827
Advertising and publications	832	916
Miscellaneous	16,067	15,256
Total operating costs before depreciation, amortization and transfers	478.208	256.397
Depreciation	119,724	109,586
Amortization	90,429	6,131
Transfers	-	2,757
Total depreciation. amortization and transfers	210,153	118,474
Total operating costs	688,361	374,871

NOTE 22: ADMINISTRATION EXPENSES

Administration expenses at December 31 consisted of:

		2006	2005
Personnel expenses		201,916	84,493
Materials and maintenance		23,397	5,289
Taxes and contributions		34,480	12,178
Fees		24,210	11,297
Insurance		16,321	6,075
Rentals		2,899	1,928
Utilities		29,543	5,364
Advertising and publications		4,921	4,117
Miscellaneous		127,326	18,017
Total administration expenses before depreciation, amortization and provisions		465,013	148,812
Depreciation		15,026	31,438
Amortization		67,514	24,691
Provisions	(1)	441,844	8,617
Total depreciation, amortization and provisions		524,384	64,746
Total administration expenses		989,397	213,558

(1) Includes $415,350 provision for CTEEP's early retirement plan corresponding to employees accepting the plan in 2007. See Note 16.

In 2006, to record operating and production costs and sales costs, the Parent Company and its subsidiaries in Colombia used costing methods and procedures established in Resolution No. 20051300033635 of 2005 of the Superintendency of Domiciliary Public Utilities.

The costing system used is the Activity Based Cost -ABC-, which intends to have a correct relation of operating or production costs, with a specific service, or group of services or a Business Unit, by identifying each activity, the use of a conductor or distribution basis, and its reasonable measure.

This system considers that expenses accrued in each area of administrative responsibility should be assigned to the Business or Service Unit in accordance with the activities (support process) developed by these areas.

NOTE 23: NON-OPERATING REVENUES AND EXPENSES

Non-operating revenues at December 31 included:

		2006	2005
Financial revenues			
Interests			
On overdue accounts receivable and other loans	(1)	57,432	10,658
Monetary readjustment yields		2,830	3,552
Investment valuations	(2)	75,777	4,166
Commercial, conditioned and agreed discounts		1,847	1,355
Total interests		137,886	19,731
Exchange difference			
Cash		15,599	32,945
Accounts receivable		6,918	1,884
Investments abroad		34,008	816
Other assets		852	4,886
Accounts payable		16,718	612
Financial liabilities		187,471	53,833
Total exchange difference		261,566	94,972
Total financial revenues		399,452	114,703
Extraordinary revenues			
Indemnities		554	887
Rentals		658	1,412
Recoveries		15,675	49,127
Revenues from prior years		2,051	1,125
Other		26,453	2,950
Total extraordinary revenues		45,391	55,501
Total non-operating revenues		444,843	170,204

1. Includes updating of PIS/COFINS tax credits at CTEEP for $37,620.

2. Includes $72,420 from sale of investments at CTEEP.

Non-operating expenses for years-ended December 31 included:

		2006	2005
Financial			
Interest and commissions			
On financial liabilities	(1)	114,059	53,703
Interests and commissions on bonds	(1)	119,033	127,824
Commissions		21,987	5,099
Administration of security issues		862	7,696
Loss from valuation and sale of investments		336	849
Miscellaneous		946	876
Total interests and commissions		257,223	196,047
Exchange difference			
Assets		106,243	2,773
Investments		108,064	7,617
Accounts payable		42,724	3,425
Financial liabilities		31,401	54,917
Hedging operations		6,812	50,380
Total exchange difference		295,244	119,112
Total financial expenses		552,467	315,159
Other expenses			
Losses on casualties	(2)	20,346	17,575
Loss from retirement of assets	(3)	21,965	1,058
Other		12,382	5,308
Total extraordinary expenses		54,693	23,941
Prior years adjustments		5,297	26,768
Total other expenses		59,990	50,709
Total non-operating expenses		612,457	365,868

1. Corresponds to financial expenses for indebtedness incurred to finance projects and acquisitions of new investments.

2. During 2006 and 2005, the Parent Company and its subsidiary Transelca S.A. E.S.P. were affected by terrorist attacks to the electric infrastructure, as a result of which extraordinary expenses were incurred for its recovery, including personnel expenses related to it.

3. Includes $20,251 for sale of a land plot in CTEEP.

NOTE 24: FINANCIAL INDICATORS

Some financial indicators at December 31:

	2006	2005
Return on assets Operating income/net average of fixed assets in service (%)	10.95%	10.45%
Return on equity Income /average equity (accounting income) (%)	4.93%	7.36%
EBITDA/operating interest (times)	4.78	3.86
EBITDA/long-term debt (times)	0.45	0.43
Liquidity Current assets/ current liabilities	70.12%	85.70%
Indebtedness Liabilities / Assets	47.69%	46.18%

NOTE 25: SUBSEQUENT EVENTS

- On December 4, 2006, the Board of Directors of Interconexión Eléctrica S.A. E.S.P. –ISA– appointed Luis Fernando Alarcón Mantilla, the ex-president of the Asociación de Administradoras de Fondos de Pensiones y Cesantías –ASOFONDOS–, as the Corporation's General Manager, replacing Javier G. Gutierrez P., who held the position since 1992. Mr. Alarcón had been the Chairman of ISA's Board of Director since May of 2004. The new manager was installed on January 22 of 2007.

- In January of 2007, through Tender Offer, the Parent Company acquired an additional 39.28% of CTEEP's common shares, thus consolidating ownership of 89.40% of common shares, and 37.46% of this company's total capital.

- On January 24, 2007, creation of a branch of Interconexión Eléctrica S.A. E.S.P. –ISA– in Argentina, was the first step toward participation in that country's power market. The proceeding was made official in the Inspección General de Justicia, the official body in charge of Public Trade Registry. Creation of this branch rose from Argentina's requiring foreign-based corporations who want to have a business presence in Argentina to have a domicile there.

- INTERNEXA S.A. E.S.P. S.A. is the Corporation's new affiliate delivering telecommunications services in Peru. It was incorporated by public deed of October 13, 2006 and registered with the National Superintendency of Public Register on November 3, 2006. For creation of the affiliate, the Corporation contributed USD5,364, which gives it 99.99% stake.

- The National General Accounting Office (Contaduría General de la Nación - CGN) has conducted a revision of the technical public accounting rules in Colombia, incorporating criteria harmonic with International Financial Reporting Standards applied to the public sector. The conceptual framework, as well as the structure and descriptions of the types of accounts to comply with this decision, will be applicable as of January 1 of 2007, and since this date will be derogated the conceptual framework of the General Plan of Certified Public Accounting contained in Resolution Nº 400 de 2000.

- On January 29 of 2007, ISA Capital Do Brasil made a second addendum to concession contract No. 059 of 2001 of ANEEL-CTEEP to reflect the new controlling shareholder. This operation raised to 37.46% the Parent Company's participation in CTEEP's total equity. Additionally, it was decided not to apply provisions regarding goodwill and those of Law 4819 from calculation of the financial indicators agreed, committing itself as well as ISA Parent Company for funding CTEEP's financial obligations if necessary.

- At closing of January, ISA Capital do Brasil issued international bonds worth US$554 million; demand totaled US$4.6 billion, equivalent to 8.3 times the initial amount.

  The issue had JP Morgan and ABN Amro Bank as underwriting agents, was composed by two tranches: the first one at five (5) years, for USD200 million, 7.875% closing rate, and Call Option in the years 2010 and 2011; and the second at ten (10) years, for USD354 million, with 8.800% rate.

  Of these bonds, 60% was distributed in the USA, 36% in Europe, 2% in Latin America and 2% in Asia.

  The bonds are listed on the Luxemburg Stock Exchange and can be traded in NASDAQ Portal Market.

PRICEWATERHOUSECOOPERS

statutory auditor's report

To the Shareholders' of
Interconexión Eléctrica S. A. E.S.P.

February 14, 2007

I have audited the consolidated balance sheets of Interconexión Eléctrica S. A. E.S.P. at December 31, 2006 and 2005 and the related consolidated statements of income, of changes in shareholders' equity, of changes in the financial position and of cash flows for the years then ended. These financial statements, which are attached, are the responsibility of the Company's management, since they reflect their performance; my functions include auditing them and expressing an opinion thereon. I did not audited the financial statements of the subsidiaries, which statements reflect total assets of $,9,279,185 y 2,385,307 millions as of December 31, 2006 and 2005, respectively and net (loss) income of ($116,134) y 41,331 millions for the years then ended. Those statements were audited by other public accountants, associated to PricewaterhouseCoopers, except the subsidiaries ISA Capital Do Brasil S.A. and Interconexión Eléctrica ISA Bolivia S.A., whose reports thereon has been furnished to me and my opinion expressed herein, insofar as it relates to the amounts included of the subsidiaries, is based solely on the report of the other public accountants.

I obtained the information necessary to comply with my statutory audit duties and carried out my work in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to satisfy myself that the financial statements present fairly the financial position and the results of the operations. An audit of financial statements implies, among other matters, examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used, the accounting estimates made by management, and evaluating the overall financial statements presentation. I believe that my audits and the report of the other public accountants provide a reasonable basis for the opinion on the financial statements that I express in the following paragraph.

In my opinion, based on my audits and on the report of the other public accountants mentioned on the first paragraph hereof, the aforementioned consolidated financial statements audited by me, present fairly the financial position of Interconexión Eléctrica S. A. E.S.P. and its subsidiaries at December 31, 2006 and 2005, the results of its operations, the changes in its financial position and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Colombia for companies under the surveillance of the Colombian General Accounting Office and of regulations of the Superintendency of Domiciliary Public Utilities, as indicated in Note 3 to the consolidated financial statements, consistently applied.

As indicated in Notes 14 and 20 to the consolidated financial statements, the auditors of the subsidiaries located in Brazil included in their report two emphases of matter paragraphs. The first one relates to the liability for payment of affiliate CTEEP's retirement-pension supplement plan established by Law No. 4819/58, that according to management and its legal counsels, falls on the State of Sao Paulo, reason why the affiliate has not reflected in its financial statements any liability in this respect. The second emphasis of matter paragraph refers to the readjustment process of annual revenues authorized by the Electric Energy National Agency – ANEEL, whose periodical review is still underway and whose conclusion is expected for July of 2007; any effect must be applied retroactively to July 1st of 2005.

As indicated in Note 10 to the consolidated financial statements, at December 31, 2006 and 2005 the subsidiary Flycom Comunicaciones S.A. E.S.P. recorded deferred charges and intangible assets for $27,201 and 31,701 million, respectively, that are expected to be recovered during the following years. Even though, the Company has financial income projections for future years, the recovery of these deferred charges and intangible assets depend on the compliance of these projections.

Carlos Enrique Gordillo B.
Statutory Auditor
Professional Card No. 33537-T

7

supplementary information



INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AT DECEMBER 31 2006 AND 2005

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2006	2005
Assets		
Current Assets		
Cash	115,132	99,723
Marketable investments	282,053	50,527
Accounts receivable - Net	247,857	114,364
Inventories	25,378	6,376
Deferred charges and other assets	64,943	10,997
Total current assets	**735,363**	**281,987**
Non-current assets		
Long-term investments	129,441	18,765
Accounts receivable - Net	181,542	29,230
Inventories	25,142	15,583
Property, plant and equipment - Net	1,452,713	1.283,123
Deferred charges and other assets	2,566,329	381,113
Re-appraisals	654,178	561,336
Total non-current assets	**5,009,345**	**2,289,150**
Total assets	**5,744,708**	**2,571,137**
Memorandum accounts		
Debit	1,442,684	913,544
Credit	789,008	821,662

See accompanying notes to Financial Statements

(*) Reclassified for comparative effects. See Note 3.13

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AT DECEMBER 31 2006 AND 2005

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2006	2005
Liabilities and Shareholders' Equity		
Current Liabilities		
Outstanding bonds	10,415	62,356
Financial liabilities	478,307	62,451
Accounts payable	209,258	82,800
Labor liabilities	15,181	4,807
Accrued liabilities and estimated provisions	233,519	44,340
Other liabilities	101,976	72,276
Total current liabilities	1,048,656	329,030
Non-current Liabilities		
Outstanding bonds	539,319	447,183
Financial liabilities	557,383	259,049
Accounts payable	264,290	16,616
Labor liabilities	507	380
Accrued liabilities and estimated provisions	194,278	55,509
Other liabilities	135,342	79,690
Total non-current liabilities	1,691,119	858,427
Total liabilities	2,739,775	1,187,457
Minority interests	1,524,504	163,906
Shareholders' Equity		
Subscribed and paid-in capital	15,194	14,046
Capital surplus	297,109	153,464
Reserves	151,084	116,586
Results of previous years	-	(5,726)
Net income	67,210	87,670
Exchange difference from currency translation	583	(206)
Equity revaluation	291,469	285,673
Revaluation surplus	580,225	496,432
Surplus from equity method	77,555	71,835
Total shareholders' equity	1,480,429	1,219,774
Total liabilities, minority interests and shareholders' equity	5,744,708	2,571,137
Memorandum accounts		
Credit	789,008	821,662
Debit	1,442,684	913,544

See accompanying notes to Financial Statements

(*) Reclassified for comparative effects. See Note 3.13

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31 2006 AND 2005

(In thousands of US Dollars translated at the exchange rate on closing dates, except for net income per share that is expressed in US Dollars)

	2006	2005
Operating revenues		
Energy transmission services	749,634	370,520
Connection charges	77,039	44,831
Dispatch and CND (National Dispatch Center)	13,229	10,852
MEM Services (STN, SIC, SDI)	11,226	9,471
Telecommunications	45,353	30,921
Other operating revenues	4,150	4,679
Total operating revenues	**900,631**	**471,274**
Operating costs and expenses		
Operating costs	307,470	164,113
Administration expenses	441,934	93,492
Total operating costs and expenses	**749,404**	**257,605**
Operating income	**151,227**	**213,669**
Non-operating revenues (expenses)		
Non-operating revenues	198,698	74,513
Non-operating expenses	(273,566)	(160,172)
Non-operating loss	**(74,868)**	**(85,659)**
Income before taxes	**76,358**	**128,010**
Income tax provision	(28,437)	(30,415)
Income before minority interests	**47,921**	**97,595**
Minority interests	(19,289)	9,925
Net income	**67,210**	**87,670**
Net income per share	**70**	**91**

See accompanying notes to Financial Statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31 2006 AND 2005

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2006	2005
Cash flow from operating activities::		
Net income	67,210	87,670
Add (less) – Adjustments to reconcile net income to net cash provided from operating activities:		
Minority interests	(19,289)	9,925
Depreciation of property, plant and equipment	60,189	57,821
Amortization of deferred charges and other assets	71,626	17,753
Amortization of retirement pensions and fringe benefits	15,950	4,263
Allowance for doubtful accounts	402	2,330
Provision for inventory protection	155	328
Provision for investment	-	569
Provision for income tax	28,437	30,415
(Gain) loss on sale and retirement of property, plant and equipment	(41,611)	418
Exchange difference expense	37,201	24,151
Recovery of provisions	(3,729)	(17,175)
Interest and commissions accrued	78,462	79,387
	295,003	297,855
Changes in operating assets and liabilities:		
Accounts receivable	(325,131)	(4,149)
Inventories	(16,801)	(486)
Deferred charges and other assets	(2,162,158)	(57,329)
Accounts payable	391,940	46,719
Labor liabilities	10,395	396
Labor Agreements at CTEEP	185,524	-
Accrued liabilities and estimated provisions	103,803	(26,182)
Collections for third parties	25,857	15,007
Minority interests	1,376,561	13,569
Other liabilities	56,411	13,604
Cash flow from other operations:		
Payment of retirement pensions	(7,791)	(7,445)
Payment of taxes	(33,443)	(29,598)
Net cash provided by operating activities	(99,830)	261,961
Cash flow from investment activities:		
(Increase) Decrease in long-term investments	(67,914)	11,501
Sale price of property, plant and equipment	79,141	625
Acquisition of property, plant and equipment	(337,666)	(140,171)
Net cash used in investment activities	(326,439)	(128,045)
Cash flow from financing activities:		
Interest received in cash	26,492	9,662
Interest paid in cash	(102,935)	(80,385)
Dividends paid	(49,973)	(43,514)
Increase in financial liabilities	1,243,748	94,448
Bond issues	92,796	-
Payment of financial liabilities	(469,413)	(123,476)
Payment of bonds	(63,621)	(9,250)
Equity variations	(6,938)	26,529
Net cash used in financing activities	670,156	(125,986)
Increase (decrease) in cash and cash equivalents - Net	243,887	7,930
Cash and cash equivalents at the beginning of the year	153,298	142,320
Cash and cash equivalents at the end of the year	397,185	150,250

See accompanying notes to Financial Statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 86717

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31 2006 AND 2005

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2006	2005
Financial resources generated by year's operations:		
Net income	67,210	87,670
Minority interests	(19,289)	9,925
Expenses (revenues) not affecting working capital:		
Depreciation of property, plant and equipment	60,189	57,821
Amortization of deferred charges and other assets	71,626	17,753
Amortization of retirement pensions	15,950	4,263
(Revenue) Expense from exchange difference of long-term assets and liabilities	(18,400)	22,262
(Gain) loss on sale and retirement of property, plant and equipment	(41,610)	417
Provision for protection of other assets	-	569
Recovery of provisions	(363)	(449)
Total financial resources generated by year's operations:	**135,313**	**200,231**
Financial resources generated by other sources:		
Increase in long-term financial liabilities	765,263	63,306
Bond issues	92,796	-
Capitalized interest on long-term outstanding bonds	680	1,514
Increase in equity	(6,938)	26,529
Increase in accounts payable	247,337	3,987
Increase in other liabilities	54,035	12,877
Increase in estimated liabilities	121,327	5,830
Increase in minority interests - CTEEP inclusion	1,376,561	13,569
Product on the sale of property, plant and equipment	79,141	625
Decrease in long-term accounts receivable	-	9,833
Decrease in inventories	2,227	-
Transfer of ISA Bolivia investment from application of equity method	-	24,703
Total financial resources generated by other sources:	**2,732,429**	**162,773**
Total financial resources generated	**2,867,742**	**363,004**

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31 2006 AND 2005

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2006	2005
Financial resources used:		
Acquisition of property, plant and equipment	337,666	141,507
Acquisition of long-term investments	67,914	13,203
Acquisition of inventories	-	312
Transfer of financial liabilities to short-term	405,517	34,158
Transfer of outstanding bonds to short-term	10,415	62,356
Increase in long-term accounts receivable	151,720	-
Decrease in financial liabilities	-	36,300
Payment of bonds	-	9,250
Increase in deferred charges and other assets	2,108,815	52,387
Cash dividends	51,475	44,564
Decrease in long-term labor liabilities and retirement pensions	(486)	11,850
Total financial resources used	3,133,036	405,887
Increase (decrease) in working capital	(265,294)	(42,883)
Breakdown of working capital variation		
Increase (decrease) in current assets		
Cash	13,386	22,547
Marketable investments	230,501	(14,618)
Accounts receivable - Net	131,171	19,305
Inventories	18,873	(154)
Deferred charges and other assets	53,723	4,942
	447,654	32,022
Increase (decrease) in current liabilities		
Outstanding bonds	(53,206)	62,356
Financial liabilities	414,589	(21,876)
Accounts payable	124,778	15,487
Labor liabilities	10,276	432
Accrued liabilities and estimated provisions	188,278	2,772
Other liabilities	28,233	15,734
	712,948	74,905
Increase (decrease) in working capital	(265,294)	(42,883)

See accompanying notes to Financial Statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

certification of compliance with intellectual property and copyright regulations

The undersigned Legal Agent and Information Director of INTERCONEXION ELECTRICA S.A. E.S.P., in compliance with Article 1 of Law 603 of 2000,

Certify:

a. That the corporation complies with all regulations regarding intellectual property and copyright, and that all software used is legal and the rights to use it have been paid for, either through purchases, usage licenses, or assignments. Supporting documents can be found at our Central Archives.

b. That the Information Direction of the Corporation carries an inventory of all software used and controls its installation according to the license purchased.

c. That in accordance with corporate policies and institutional guidelines, employees are bound to observe all regulations regarding intellectual property and copyrights.

Luis Fernando Alarcón Mantilla
General Manager

Olga Lucía López Marín
Information Director

ISA
Main Offices
Calle 12 Sur No. 18 -168
Medellín - Colombia
Telephone: +57(4) 325 22 70
Fax: +57(4) 317 08 48
http:// www.isa.com.co
e-mail: isa@isa.com.co

Shareholder Service Offices:
Calle 12 Sur No. 18- 168
Bloque 3 - piso 2, Medellín - Colombia
Telephone: +57(4) 325 22 70 Ext. 74 979
Shareholder Service: 01 8000 11 5000
and +57(4) 360 24 72

Carrera. 69 No. 25 B 45 Of. 1002, Bogotá - Colombia
Telephone: +57(1) 416 55 96 Ext. 71706

AFFILIATES

POWER SECTOR

XM, Compañía de Expertos en Mercados
Main Offices
Calle 12 Sur No. 18-168 Bloque 2
Medellín, Colombia
Telephone: + 57 (4) 317 22 44
Fax: + 57 (4) 317 08 33
Customer Service: + 57 (4) 317 29 29
www.xm.com.co
e-mail: info@xm.com.co

TRANSELCA
Main Offices
Carrera 55 No. 72-109
Piso 10, Centro Ejecutivo II
Barranquilla, Colombia
Telephone: +57 (5) 371 72 00
Fax: +57 (5) 3 71 72 82
www.transelca.com.co

Red de Energía del Perú -REP-
SMain Offices
Avenida Canaval y Moreyra 522,
Piso 11, San Isidro, Lima 27
Peru
Telephone: +51(1) 712 66 00
Fax: 51(1) 712 68 40
www.rep.com.pe
e-mail: rep@rep.com.pe

Interconexión Eléctrica ISA Perú S.A.
Main Offices
Avenida Canaval y Moreyra 522, Piso 11
San Isidro, Lima 27
Peru
Telephone: +51(1) 712 67 83
Fax: 51(1) 712 68 85
www.isa.com.pe

TransMantaro S.A.
Main Offices
Avenida Santo Toribio 195
San Isidro, Lima 27
Peru
Telephone: +51(1) 221 34 34
Fax: +51(1) 4423159 - 2213118
e-mail: mantaro@ctm. com.pe

ISA Bolivia
Main Offices
Urubo - Puerto Ichilo
Santacruz - Bolivia
Telephone: +59(13) 370 13 23/24/25
Fax: +59(13) 312 11 34
www.isa.com.bo
e-mail: isabolivia@isa.com.bo

TRANSMISSÃO PAULISTA
Main Offices
Rua Bela Cintra, 847 – Consolacão
01415-903 - São Paulo – SP
Brazil
Telephone: +55 (11) 3138-7000
www.cteep.com.br

TELECOMMUNICATIONS SECTOR

INTERNEXA
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medellin, Colombia
Telephone: +57(4) 317 11 11
Fax: +57(4) 317 22 00
http://www.internexa.com
e-mail: info@internexa.com
Customer Service: 018000 9145 43

FLYCOM COMUNICACIONES
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medelin, Colombia
Telephone: +57(4) 317 41 41
Fax: +57(4) 317 20 50
www.flycom.net
e-mail: info@flycom.net
Customer Service: 01 8000 42 41 41

GRUPO

ISA



WE LINK COUNTRIES WITH ENERGY



annual report ISA 2006

volume II

Electric Interconnection
SA ESP



ISA

annual report
ISA 2006

volume II

ISA

contents

relevant figures


Revenues
720,000
715,000
710,000
705,000
Millions of $
712,206
708,281
714,704
2004
2005
2006


EBITDA
520,000
500,000
480,000
460,000
Millions of $
488,642
480,037
500,109
2004
2005
2006


Net Income
200,000
150,000
100,000
50,000
0
Millions of $
140,015
187,179
150,469*
2004
2005
2006

* Decrease explained by CTEEP's early retirement plan and increased financial expenses incurred to acquire this company.

Dividends per share


150
100
50
0
Pesos
96
106
120
2004
2005
2006

Shareholding


Foreing Investment Funs 0.962%
Legal Persons 1.680%
EEB 1.720%
ISA ADR Program 0.466%
ECOPETROL 5.781%
EEPPM 10.064%
The State 55.871%
Institutional Investors 11.224%
Individuals 12.230%

1

management results Interconexión Eléctrica S.A. E.S.P.





management results
Interconexión Eléctrica S.A. E.S.P.



1.1. RESULTS AND COMMITMENTS REGARDING THE PROVISION OF SERVICES

1.1.1. Energy transmission services.

ISA is the largest energy transmission company in Colombia and the only one with nation-wide coverage. It has a transmission grid which it makes available to market agents for the trading of electric energy and the interconnection with regional electricity systems. Its infrastructure comprises 9,247 kilometers of transmission lines with voltages above 110kV, 49 substations, 11,142 MVA of transformation and 3,537 MVAR of compensation.

In December, ISA commissioned the project UPME 01 of 2003: the 500kV Primavera line (Cimitarra, Santander Province) - Bacatá (Tenjo, Cundinamarca Province) and related works, thus finishing the first of two phases of an ambitious high voltage electric corridor of approximately 1,000 kilometers uniting the center of the country with the Atlantic coast. This work cost approximately USD102 million and includes 307 kilometers of cables and two substations.

This project not only enabled ISA to expand its 500kV network by 21% and its energy transformation capacity by 20%, but also to have a 71.34% participation in the As-new Cost of Replacement of the grid, calculated on the unit cost of construction units, according to Resolution 026 of 1999 of the Energy and Gas Regulatory Commission -CREG-. The remaining 28.66% belongs to the other 10 owners of the transmission network.



Availability of ISA's network



99.954
99.935
99.934
99.739
99.942
99.657
99.931
99.602
98.812
98.317
100.00
99.50
99.00
98.50
98.00
97.50
97.00
Percentage (%)
2002
2003
2004
2005
2006
Excluding attacks
Including Attacks

Chart 1

From the Supervision and Maneuver Center -CSM- and under the scheme of centralized remote operation, ISA carried out more than 15,800 maneuvers on the assets with the quality and opportunity required by the National Interconnected System –SIN–.

Availability of ISA's transmission network.

The total average availability of all ISA's assets was 99.931% (see Chart 1) or 0.28% more than the goal of 99.651% established by the CREG.

- 96% of the assets fulfilled the goal for availability established by the CREG; that is, 20 assets from a total of 501 were below the goal mentioned and only 8 paid compensation for a total value of $15 million.

- The Instituto Colombiano de Normas Técnicas y Certificación -Icontec- renewed the Quality Assurance Certification under ISO9001/2000 standard for the quality management systems related to the electric energy transport services.

Attacks against ISA's transmission network.

Since its transmission network extends over the entire country, ISA is particularly exposed to attacks on its infrastructure: from 2001 to 2006, 1,688 attacks were perpetrated against the SIN, of which 1,010 were directed against ISA; and of the 241 towers in the SIN affected by attacks during 2006, 147 belong to ISA (see Chart 2).



Total SIN's affected towers 2001-2005


500
400
300
200
100
0
Number of towers
194
282
258
483
209
329
80
127
122
226
147
241
2001
2002
2003
2004
2005
2006
ISA
OTHER
TOTAL

Chart 2

Year	N° of towers	Towers 500 kV affected	Towers 230 kV affected	Towers 138 kV affected	Total towers affected	Total towers repaired	Pending repair atentadas	% on affected towers
2001	13,244	73	121	0	194	179	75	1.46
2002	13,436	117	141	0	258	196	135	1.96
2003	13,433	85	122	2	209	329	13	1.61
2004	13,433	43	37	0	80	87	6	0.59
2005	13,433	48	74	0	122	117	12	0.96
2006	13,433	28	119	0	147	158	0	1.11
Total		394	614	2	1,010	1,066		

Table 1

In spite of the attacks against its electric infrastructure, the Company has continued to pursue the actions necessary to guarantee the availability. Thus, as of December 31, all circuits were operating and all towers that had been affected by attacks had been repaired.

Of the Company's 147 towers affected by attacks, 19% correspond to 500kV lines and 81% to 230kV lines. During this period, the number of attacks on ISA's infrastructure increased by 20.49% compared to the year 2005 (see table 1).

In the past few years, ISA has been improving its methods for rapid recovery of towers, brought down by attacks, through the optimization of the operations that comprise this process: use of special emergency structures for this type of work, transportation of all the necessary repair teams and materials, and the use of tools for the recuperation and reassembly of the structure, thus achieving an average time of 6.64 days per tower; that is, 3.86 days less than in 2005.

Losses to the Company, related to the repair of infrastructure since the year 2001, amount to $107,939 million. In 2006, the losses represented 2.96% of operating revenues of the Company.

The demand not met for reasons attributable to ISA was 1.56 GWh (0.003% of the total SIN demand) and due mainly to the scheduled maintenance on the Los Palos-Caño Limón line.

The following highlights in ISA's management of its network are worth mentioning:

- The assets of the National Transmission System -STN- remained available
- The value of Energy Not Supplied -ENS- was reduced.
- The number of interruptions in service was reduced.
- The efficiency of reclosers increased
- The number of unnecessary and non-selective outages was reduced.
- The number of subsystems with a probable failure was decreased.
- The percentage of correctly executed maneuvers was increased.
- The punctuality in response to requirements was increased.

Maintenance

It guarantees the operational availability of the equipment at minimum cost while fulfilling the conditions of punctuality, quality and reliability agreed upon with the customers and laid out in the Business Plan. In order to meet this goal, the maintenance schedule was established and carried out as programmed, evaluating the results and defining actions to improve the life cycle of the assets.

Maintenance and operation of ISA's transmission network is distributed over four Energy Transmission Centers –CTE–: Central, seated in Bogotá; Northwest, seated in Medellín; Southwest, seated in Cali; and East, with its seat in Bucaramanga. The responsibilities of the CTE North (Barranquilla) were taken over by the subsidiary company Transelca and the CTE Northewest.

In order to optimize the maintenance processes, the Company has undertaken the following actions:

- It has implemented live maintenance on the lines and substations.
- It has carried out the Maintenance Optimization Plan.
- It has improved the emergency response times.
- It has recovered deteriorated material and equipment.
- It has improved procedures for safety in operations and maintenance.

Social and environmental management.

In order to establish the operating results in the area of social and environmental management, indicators were defined which depend upon the relationship with the community and environmental conditions around lines and substations.

Two variables are considered from the point of view of the community: 1) In 195 of the 289 municipalities (67.4%) in which ISA has infrastructure, community actions were carried out either directly or indirectly; and 2) The existence of conflicts with the communities.

ISA invested $2,788.5 million in the four programs that make up the Social Management Model.

In all of the programs an increase compared to 2005 was achieved, with the exception of Educational Support and Technological Research and Development due to difficulties in awarding contracts in the framework of the Agreement with Colciencias, which prevented us from fulfilling the budget.

With respect to the environmental situation of substations, the Company has indicators related to the cleanup and management of hydrocarbon fuels; and, as far as the environmental situation of the transmission lines is concerned, the indicators are related to the forest compensation program and the response to complaints and claims related to constructions and rights of way.

The evaluation of the environmental situation of all the lines and substations, during the reporting period, was shown to be acceptable (a 4 on a scale of 5) corresponding to a level at which the risks related to the environment and operations are being managed without objections on the part of the authorities. Investment in environmental management was $1,856.9 million in 2006.

1.1.2. Connection Service to STN

The connection service allows customers to receive or deliver power and electric energy required or generated by them. To offer this service, ISA has 71 kilometers at 230kV and 114 kilometers at lower voltages, an operating transforming capacity of 3,272 MVA and 1,305MVA in reserve, distributed over 66 connection points to the STN and by which 21 customers are served: 4 generators, 13 distributors, 3 large consumers and 1 transportation firm. Among the connection assets there are also two points associated with international interconnections.

Revenues from connection


80,000
60,000
40,000
20,000
0
Millions of $
38,263
48,124
52,618
55,415
57,664
2002
2003
2004
2005
2006

Chart 3

Revenues from ancillary services


12,000
10,000
8,000
6,000
4,000
2,000
0
Millions of $
2,701
5,758
6,424
8,693
10,173
2002
2003
2004
2005
2006

Chart 4

The revenues for connections reached $57,664 million (or 3.9% more than the previous year) for the period from January to December (see Chart 3).

In this regard, it is important to emphasize that new contracts for connections have been negotiated with OXY (Caño Limón substation), with Electrificadora del Meta S. A. -EMSA- (La Reforma substation) and with Empresa de Energía del Pacífico S. A. -EPSA- (San Marcos substation).

1.1.3. Energy-transport ancillary services.

- Electricity and energy studies: These include the viability of investment projects in activities concerning the connection of generation or load with electric energy transmission and distribution systems.
- Integral Development of Projects in Infrastructure: This includes all the activities of planning, coordination, follow-up and integral control necessary to assure an adequate management and implementation of a Project.
- Integral Maintenance of the Electric Infrastructure: This integrates the planning of activities based on the practice of Reliability Centered Maintenance –MCC–; the evaluation of substations and equipment; the performance of activities on energized lines; and, in the long term, a Plan for the Optimization of Assets –POA–.

The operating revenues derived from ancillary services amounted to $10,173 million, thus showing an increase of 14.55% compared to the revenues in 2005 (see Chart 4).

An increase in revenues from ancillary services related to the promotion and sale of electricity studies was seen during the reporting period, mainly in the international arena, as well as from maintenance services for electric equipment to both market agents and to other industries.

1.1.3.1. Fiber optics.

Dark fiber.

Revenues for dark fiber amounted to $9,536 million for the period from January to December (87.67% more than for the previous period), which corresponds to 1.35% of the operating revenues. This increase was due to the conditions agreed upon with Internexa in the contract on the availability of fiber-optic capacity. The arrangement with Transnexa in Ecuador for lease and maintenance of fiber optics continues.

Infrastructure usage rights.

Participation of infrastructure usage rights in energy-transport ancillary revenues was 28.42%, which amounted to $2,990 million. The revenues received from firms that make up the La Alianza for usage rights for installation of the fiber-optic cable on ISA transmission lines showed an increase of $490 million, which correspond to a 19.6% increase in revenues.

Other highlights:

- ISA maintained its participation of 29.17% in the fiber-optic network of La Alianza which, in turn, facilitates its commercial exploitation by Internexa. At the same time, and as a result of its opportune management, ISA negotiated and renewed contracts for the amount of $1,100 million to provide services related to the fiber-optic cable and the infrastructure belonging to La Alianza.

- A business transaction for leasing infrastructure to the companies Colombia Móvil and Colombia Telecomunicaciones was drawn up and made viable which will represent significant, additional revenues for ISA in 2007.

- An agreement between ISA and Internexa was worked out for the expansion of the ISA's network in Colombia. For this, the implementation of two fiber-optic projects for approximately 1,600 kilometers was begun.

1.1.3.2. Infrastructure construction projects.

As to construction projects for third parties, ISA completed the expansion of the Substation San Marcos and the improvement of the substations belonging to the firm Distribuidora del Pacífico -DISPAC- thus complying with commitments made to this company and to EPSA.

Proyect	Benefits	% Advance 31-dic-06	Date of Commissioning	Date of Commercial Operation	Total Value of the Project
Customer: EPSA S.A. E.S.P.					
Project: Expansion Substation San Marcos.	Increase in transformation capacity.	100	January 10 2007	January 11 2007	USD973,122
Customer: DISPAC					
Project: Improvement DISPAC Substations.	Improvement of energy delivery service to the power system in Chocó province at DISPAC substations.	100	August 10 2006	August 10 de 2006	USD6,905,000

ISA obtained operating revenues from this activity for $6,075 million and continues with the construction of the following projects:

Proyect	Benefits	% Advance 31-dec-06	Date of Commissioning	Date of Commercial Operation	Total Value of the Project
Customer: REP S.A. E.S.P.					
Project: Interconnection San Juan–Chilca at 220 kV.	Capacity expansion for transmission lines from Chilca to San Juan.	43.72		June 30 2007	USD43,034,703
Customer: REP S.A. E.S.P.					
Project: Second Circuit Zapallal–Paramonga-Chimbote.	Abolish current operating congestion problems for power exchanges between Central and Northern regions. This circuit will additionally boost the system's safety, which adds to the need of improving reliability of substations.	16.5		December 17 2007	USD40,552,141
Customer: Ministry of Mines and Energy					
Project: FAER 010 - ISA 4000657.	Expand coverage and satisfy energy demand in interconnected and non-interconnected rural areas, through construction and installation of new electric infrastructure and replacement or repair of existing one.	15	July 31 2007		$4,386,839,153
Customer: Ministry of Mines and Energy					
Project: Puerto Concordia–San José del Guaviare.	Construction of mid-voltage line at 13.2 kV, from San José del Guaviare in the Province of Meta to Puerto Concodia.	63	May 16 2007		$2,021,996,532
Customer: Ministry of Mines and Energy					
Project: Engineering Works San Andrés Isla-Caquetá.	Construction and putting into service the El Paujil -Cartagena del Chairá 34.5 kV interconnection line and associated Cartagena del Chairá substation, 3 MVA 34.5/13.8 kV. Expand, modernize and improve medium and low power grids.	20	July 10 2007		$879,305,961

1.1.4 Evaluation of services.

The evaluation of customer satisfaction with the objective of knowing and measuring the degree of loyalty and satisfaction of customers with respect to the services provided by the Company, identifying their needs and expectations, and determining the factors that have most impact, resulted in a rating of 85% for General Quality, which corresponds to superior performance ("excellent" and "very good" scores).

Based on the results of this study, ISA worked out an improvement plan to be implemented during 2007, which will allow drawing up, implementing and monitoring continuous improvement actions to guarantee the competitiveness of the Company.

1.1.5. Plan for exporting ancillary services.

In order to venture into the Central American markets, an action plan, which includes commitments resulting from the El Salvador Commercial Agenda, has been implemented on the part of ISA and XM, Compañía de Expertos en Mercados (a subsidiary of the ISA Group) together with the 12 companies visited in that country in December 2005. In addition, new opportunities were identified in Central America.

In a continuation of its strategy to open international markets, ISA, Transelca and XM, Compañía de Expertos en Mercados developed and implemented together a Business Agenda in Venezuela to visit 15 firms in the electric, power and industrial sectors in the cities of Caracas, Cuidad Bolívar and Maracaibo.

In the framework of a joint business strategy with the companies of the Group, ISA, Transelca and XM, Compañía de Expertos en Mercados have a portfolio of related and integrated services.

1.2. PARTICIPATION AND PROGRESS IN THE IMPLEMENTATION OF PROJECTS

1.2.1 Empresa Propietaria de la Red –EPR–

It is responsible for the regional transmission that will interconnect the electric systems of Central America: Central American Nations' Power Interconnection System -SIEPAC-. This system will have a 230kV line with a length of 1,790 kilometers and its respective modules both in new substations as well as in the existing ones.

The EPR has partner companies responsible for the transmission of electric energy in each of the member countries (Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama) and two additional companies (Endesa Internacional S. A. from Spain and Interconexión Eléctrica S. A. E. S. P. from Colombia) participating with a share of 12.5% each.

The authorized and subscribed capital of the company is USD40 million, of which 2% remains outstanding and corresponds to Empresa Nacional de Energía Eléctrica S. A. -ENEE- in Honduras which is capitalizing services of administration of rights of way that it expects to conclude in 2007.

Up to December 2006, the EPR has effected investments for USD63 million. The startup of commercial operations is foreseen for the first half of 2009.

1.2.2. The electric interconnection Colombia- Panama.

Since 2001, ISA and Empresa de Transmisión Eléctrica S. A. -ETESA- in Panama acting as promoters of the energy market, have undertaken studies on the technical viability of the electric interconnection project between Colombia and Panama, which constitutes a fundamental step in the consolidation of an interregional market that benefits from the advantages and potential of both regions. This initiative is in line with the interests of the Governments in the region, which have declared their firm resolution to further a sustainable economic development and the integration of the Central American region, consolidating the projects of electric interconnection and the regional market in the framework of the Plan Puebla Panama.

In the course of the XI Meeting of the Neighborhood Committee (Panama, February 6 – 7, 2006), ISA and ETESA drew up an action plan, which was approved by the regulatory organisms of both countries with the intention of assuring the harmonization of the necessary regulation and the definition of a scheme for energy transactions. Similarly, they established activities related to the carrying out of basic engineering studies and the continuation of environmental analysis.

In order to carry out the viability studies required for the project on electric interconnection Colombia – Panama, the Inter-American Development Bank (IDB) granted ISA, ETESA and the regulatory entities of both countries technical cooperation, free of charge, for the development of initiatives to integrate regional infrastructure.

To this date, agreements between the Bank and the co-executive entities have been established and the processes of awarding contracts to consultants who will carry out different studies on the viability of projects are advancing.

1.2.3. Investment projects concerning the construction of infrastructure.

During the reporting period, ISA participated in the following bids for contracts in Brazil organized by the National Electrical Energy Agency -ANEEL- for the concession to provide electric energy transmission services:

- ANEEL 05 of 2006. ISA was the successful bidder in this process for the Group D, which corresponds to the line Neves 1-Mesquita with 500kV and 172 kilometers, located in the State of Minas Gerais. The concession, which has a duration of 30 years including 18 months for construction, will be carried out by the company Interligação Elétrica de Minas Gerais S. A.

- ANEEL 03 de 2006. ISA was not the successful bidder in this process.

ISA concluded the UPME 01-2003 project Primavera-Bacatá Line in Colombia and the UPME 02- 2003 Primavera-Bolívar, expansion of the substation La Reforma, Static Bar Compensator in Caño Limón and Fiber Optics El Copey – Venezuelan Border. These projects are presented in detail below:



Project	Benefits	Advance 31 dec 06	Date of Energizing	Date of Commissioning	Date of Commercial Operation	Total Value of the Project
Customer: Ministry of Mines and Energy						
Project: 500kV Primavera –Bacatá UPME 02-2003.	EASTERN REGION Reduces security generation. Improves transformation capacity between Central and Northern regions. Improves voltage levels. Represents another restoration alternative. Increases reliability.	100 Diciembre 28 de 2006, Diciembre 31 de 2006,	Dec. 20 2006, Primavera–Bacatá line no-loan energizing. Dec. 21 2006, ATR Bacatá energizing.	Dec. 5 and 6 2006, Northwestern–Bacatá–Torca 230 kV lines Dec. 29 2006, San Carlos-Primavera Cerro 500 kV.	Dec. 14 2006, a 230 KV lines. Dec. 28 2006, Primavera-Bacatá Line. Dec. 31 2006, 500 kV. connections.	USD102,667,968
Project: 500 kV Primavera–Bolívar UPME 02-2003.	Savings from decreased security generation. Increases the system's reliability. Increases transfer capacity between the Atlantic Coast and Central regions. Decreases rationing probability.	91.38		March 31 2007	March 31 2007	USD170,748,880
Customer Electrificadora del Meta S.A.						
Project: Expansion of the Reforma Substation.	Second transformation bay to interconnect ISA's 230kV substation and EMSA's 115kV substation. Equipment for a new diameter to complete a breaker-and-a-half configuration for the 230kV substation.	8		September 15 2007		USD1,998,312
Customer: OXYCOL						
Project: Static Bar Compensator Caño Limón 34,5 kV Substation.	Installation of an SVC at Caño Limón permitting regulating voltage of 34.5 V busbar, allows imports up to 100 MW from STN to OXYCOL (including losses in its power system).	4		October 24 2007		USD10,754,622
Customer: ISA Energy Transport Division						
Project: Fiber Optics Copey–Venezuela Border. Group I: Copey-Valledupar Group II: Venezuela Border	Guarantee increased assets use in the region's different countries. Increase value of telecommunications option through Internexa.	Group I: 10 Group II: 99		March 30 2007 January 20 2007		USD1,615,000

1.3. RESULTS AND COMMITMENTS REGARDING CORPORATE MANAGEMENT

1.3.1. Corporate management.

Management results.

As its management practice, the company has chosen the integral development of human, organizational and technological capital as the starting point for the creation of dynamics of adaptation in which the business needs are continually integrated with the available resources.

As far as the organizational capital is concerned, the Economic Group seeks to introduce practices in the companies with the aim of forming an adaptable and effective organization, which has the capacity to successfully implement the business strategy. To achieve this, the Company has assumed the task of reviewing the existing models and establishing guidelines for the subsidiaries, starting with the performance management model.

This model is directed toward the evaluation and follow-up of integral personal management according to the achievement of results and the development and improvement of behavior and abilities. Now, every employee is proficient in the use of a technological tool, which allows him/her to manage his/her performance. Likewise, we have shared and homologated the methodology of organizational design among the companies of the Group.

During the reporting period, the executives of the Company were submitted to a survey to measure the effectiveness of the actions undertaken on the subject of Organizational Capital. The most important results are reported below:

- The goal set for the indicator "Degree of organizational preparedness", defined in the Integral Management Chart, was surpassed (goal: 70%, results: 76.6%)

- The efforts to align the strategic choices with the process practices are recognized.

Concerning the management of technological capital, due to the high degree of dependence of ISA and its subsidiaries on technology, an online information back-up service was designed and installed, which increased the reliability and expediency of this process and improved the operating efficiency of the Group's companies.

Along these same lines, ISA obtained the Certification of the Center for SAP Training -CCS-, an interdisciplinary team that has the mission to achieve greater efficiency in the Economic Group's processes by optimizing and up-dating the mySAP solution and guaranteeing its availability in the framework of an adequate safety system. This team provides consulting services, support and training to the system's users. With this certification, ISA has advanced access to trials of new business functionalities; can obtain better conditions to access specialized knowledge; achieve a higher priority with respect to the support that SAP as manufacturer provides; and provide the Group's subsidiaries world-class support.

Regarding the practices of corporate governance, the Corporate Governance Information Systems Model was implemented and the Technological Plan for the ISA Group prepared, which created synergies among subsidiaries and economies of scale with common technological basis.

A study was carried out to identify and incorporate the best practices and to create synergies between the companies in subjects concerning operation and maintenance; in addition, tools such as the Information System for Operational Management -SIGO- were homologated to support the operation of the transport network. It is particularly important to note, that the installation of this system in CTEEP allows the administration of operating process information, the evaluation of the performance of the grid and the identification of actions for improvement that are congruent with the Group's practices. At the same time, it increments significantly the productivity of the process and creates the operating information base that supports the business intelligence system.

Another important technological development was the installation of the aerial photogrammetry information system to support the process of designing electrical transmission lines, which allows remote proceedings with reduction of costs and optimization of the analysis of construction project alternatives.

The management of human resources, as one of the intangible assets with greatest capacity to generate value, has become one of the most critical and strategic subjects for the Company.

At year's end, ISA had a team of 653 highly qualified employees, of which 64.47% had completed a level of higher education (bachelor's, specialization and master's degrees).

This achievement was mainly the result of the Integral Formation Plan -PFI-, designed and implemented by the Company with two objectives: 1) Develop the aptitudes required by the employees in order to execute the processes efficiently; and 2) Permit the process of cultural transformation in the Organization.

During the reporting period, 583 employees (89% of the total) participated in formation processes with an average of 63 hours per person and a total investment of $896 million.

On the other hand, the survey on organizational climate continued to show a positive perception of the level of satisfaction with the work environment. 86% of the population answered the annual survey and rated the work environment with an average of 4.18 compared to the goal of between 4.0 and 4.5, which puts the Company within the defined standards (see Chart 5).

Evaluation of climate vs. survey participation


4.4
4.3
4.2
4.1
4
3.9
3.8
3.7
3.6
3.5
Climate score
87
86
85
84
83
82
81
80
79
78
77
Porcentaje
85
4.2
4.3
80
4.2
81
86
4.18
2003
2004
2005
2006
Climate evaluation
Participation

Chart 5

By negotiating collective contracts, ISA favors the right of its employees to form associations. At year's end, 571 workers were affiliated with the Collective Labor Pact and 46 with the Collective Labor Agreement. It is important to emphasize that during the reporting period, the negotiation of the Collective Labor Pact took place and that a complete and definitive agreement was achieved with validity until the March 31, 2011.

In order to protect the life and well-being of its employees in the working environment through health promotion and prevention plans, $4,825 million were invested in coverage of supplementary health plans, aid for health expenses (extended to the employees' families) and aid for the education of their children.

Educational campaigns were carried out with emphasis on high risk factors: sedentary life-style, fat imbalance in the bloodstream (dyslipidemia), unhealthy eating habits, among others.

Emphasis was placed on the management of workplace risks in operation and maintenance of the National Transmission System -STN-. There were 26 work accidents representing 480 lost workdays. The accident frequency index was 1.45 accidents resulting in sickness leave per 240,000 hours worked.

Control Management.

The Company has an internal auditing system according to the Sponsoring Organizations Committee of the Treadway Commission -COSO-, which involves various levels of hierarchy.

In meetings of the Corporate Audit Committee the working program was approved; the performance of the area was monitored; and reports were presented on compliance with the Good Governance Code, on Integral Risk Management, and on the Financial Statements. Additionally, the Committee received information on the performance the Statutory Auditor, among other things.

The Corporate Auditor submitted 90 recommendations for improvements to the Internal Control System. The overall fulfillment of the improvement plans was 99.44%.

Legal Affairs Management.

ISA was not affected by any administrative action, litigation or contingency that might undermine its stability

The judicial and administrative actions that were filed against ISA, were promptly and adequately countered in defense of the interests of the Company, thus fulfilling its duties and responsibilities. On the other hand, the Company undertook the legal and administrative actions, in its own name, necessary to further its corporate purpose and interests, while respecting binding regulations and the equality of the opposed parties and their right to contradiction.

Here it is worth noting, that the additional information on litigation required by the Article 446 of the Code of Commerce, is available to the shareholders in the notes to the Financial Statements.

Risk Management.

ISA continuously manages its risk map in order to fulfill the Group's Integrated Risk Management Policy.

During the reporting period, the implementation of the cycles for the Integrated Risk Management in the subsidiaries was coordinated and progress was made in the consolidation of main risks that affect the financial status of the Company. Mathematical models were set up which represent the exposure to risk and calculate the Income under Risk and Cash Flow under Risk.

Relevant aspects on the management of the main risks during the reporting period:



Risk of Volatility of Macroeconomic Variables. In order to mitigate appropriately the effects produced by uncertainty in the variation of exchange rates and rates of interest on its financial results, the Company systematically applies its strategy of risk hedging, by which it reduces the variability in cash flow associated with debt service.

There is a natural coverage between debt contracted in U.S. dollars and investment abroad, which allows reducing significantly the effect of the variation in the rate of exchange peso/dollar. With respect to the impact of the PPI, the Company issues CPI-indexed debt (bonds), thus obtaining an important coverage in its income statement.

During the reporting period, the Management of Assets and Receivables Project -GAP- for the companies of the Grupo ISA progressed allowing to identify, over the space of next three years, the Income under Risk -EaR- and the Cash Flow under Risk -CfaR-, resulting from the changes in macroeconomic variables to which the companies are exposed in the different countries where they operate. This management tool minimizes the exposure of ISA and its subsidiaries to risks related to the volatility of the macroeconomic variables.

Risks related to armed conflict. With respect to the repair of infrastructure damaged in the conflict and with the goal of rapidly reestablishing the provision of services, improvements have been made in the past few years in processes, in the qualification of technical personnel and in the required logistics to repair the towers damaged by attacks. The results obtained have been a reduction in the time to repair the infrastructure. This has allowed the achievement of a rate of 100% efficiency in the repair of 147 damaged towers during the past year.

On the other hand, ISA continues to develop its Strategy of Viability Amid the Conflict, by monitoring and analyzing the same, by covering and protecting its most critical installations and by strengthening the inter-institutional coordination including the Police and Armed Forces.

Risk of Legal Uncertainty and Instability. Based on the observation and analysis of the legislative processes, in particular those with respect to taxation and referring to the model of provision of public services, ISA has established management mechanisms through inter-institutional relationships, consultation and expert opinions, the active participation in committees of the power sector as well as industry-wide, and carrying out a forum on the legal nature of the Mixed-Ownership Public Utilities Companies -E. S. P.-.

On the other hand, we participated in the discussions put forward by the National Association of Domiciliary Public Utilities and Ancillary Activities Companies -Andesco- and the National Association of Industries with respect to the Bill proposed which in the end was approved as the Tax Reform Bill, Law 1111 of 2006.

Risk of Regulatory Instability. ISA has interacted with the CREG, providing it with information for the studies of the AOM and Unit Cost of Construction Units to help this organism in its revision of the schemes for remuneration and quality of transportation service proposed in the regulatory agenda of the CREG for 2007.

In the same way, and permanently, the Company reviews the evolution of the elements that make up the revenues and works out exercises and special analysis for each of them as well as monitors the evolution of the subject through efforts undertaken in the Energy Chamber of Andesco and in the National Operation Council –CON–.

Risks related to the Growth of the Economic Group. – Inadequate decisions in new business ventures and inadequate practice of Corporate Governance. As the parent company of the Economic Group, ISA' developed the management of risks associated with the administration of the portfolio of investment of the Economic Group and with structuring of new business ventures within the framework of the guidelines of the corporate growth strategy and following the criteria set up in the Investment Policy.

1.3.2. Management of Corporate Social Responsibility –RSE–.

The RSE was based on the commitments agreed upon with interest groups and validated in the Economic Group and its corresponding alignment with the practices and indicators set up in 2005.

ISA's Commitments to its interest groups in 2006


ISA
Workers
Suppliers
Society
State
Customers
Shareholders

Interest group	Commitment
Workers	Valuing and compensating their knowledge and ideas, and contributing to their growth.
Suppliers	Building trust relations based on transparency, equity, and clear rules for purchase processes of goods and services.
Society	Delivering quality services, contributing to sustainable development, winning legitimacy, and contributing to the construction of peace in Colombia.
State	Strengthening the Rule of Law.
Customers	Identifying priorities and outdoing their expectations.
Shareholders	Adding value to the Company.

To strengthen the Corporate Social Responsibility in the Organization, the Board of Directors confirmed its significance: "It is the balanced framework of relationships between the companies of the Grupo ISA and its interested parties, made up of a sum of values, practices and commitments with the goal of adding value, generating confidence, and contributing to the sustainable development of the communities where they are present."

The goals agreed upon with each of the interest groups were achieved and progress was made towards increased commitment with respect to building together a solid relationship for mutual benefit.

Teamworkers. ISA recognizes the individual as the main strength in the implementation of the business goals, since it is the individual's contribution that puts the dynamics into the achievement of the objectives set.

The rating of 4.18 for organizational climate remained at a level very similar to that of the previous year, with values above 4.0 during the past years.

During the reporting period, ISA subscribed 2,294 contracts with 1,098 suppliers for the sum of $126,964 million. The perception of ISA by this group, which includes technical, commercial and communication aspects remained at a rating of 91%. This evaluation shows that the suppliers perceive an atmosphere of confidence to do business with ISA according to the terms defined by the commitments made.

Economic value added -EVA-


160,000
120,000
80,000
40,000
0
Millions of $
146,430
75,261
15,976
2004
2005
2006

Chart 6

The relationship of ISA with the society, as seen through its social and environmental policies, establishes different levels which run from the international dimension, determined by the commitment to human rights and sustainable development, through the national scale which corresponds to the prompt furnishing of information of public interest and to the quality and efficiency of the services provided, down to the local and regional level which finds its expression in the environmental responsibilities and the objective to contribute to development and peace as well as to the well-being of the communities.

ISA has fulfilled all of its tax obligations with the State, has not been charged by any national judge for violation of fundamental rights, the information requested was submitted to the different control organisms in the proper form, and has continuously supported the institutions, authorities and State organisms.

The relationship of ISA to its customers manifests itself by making the transmission network and the interconnection of the regional electrical systems available to market agents with quality service and at competitive prices.

With its shareholders, ISA fulfilled its commitment to add value by reaching an EBITDA of $500,109 million, which represents an increase of 4.2%.

The Economic Value Added -EVA- of the Company, on the other hand, reached $146,430 million, surpassing the budget by $38,919 million and fulfilling the commitment to generate value for the shareholders (see Chart 6).

1.3.3. Global pact.

The fulfillment of the commitments made in the Global Pact was satisfactory as shown by the rating given in the Report as (Notable COP) by the United Nations and which was presented in the communication of advancement for the first year of subscription to this Pact. As to the principles, a qualitative follow-up was made and progress was made in the setting up of effective, internal mechanisms that allow the fine-tuning of specific day-to-day activities.

The specific results of efforts with interest groups can be found in the 2006 RSE Report and at www.isa.com.co.

1.3.4. Results of management tools.

The consolidated results of the Integral Management Chart demonstrate an achievement of 82.56%. The achievements according to perspective are presented below.

Top-level integral management chart and development plan

In the **Financial Perspective**, the achievement was 82.80%. Of the other eight indicators agreed upon, the goal set was achieved in six. Indicators for Total Return and Share Appreciation versus the Colombian Stock Exchange Index Appreciation -IGBC- did not reach the lower goal set for improvement.

The reduction in the results for Total Return compared to the initial expectations can be explained by the negative impact of the Tax Reform on the value of the Company, which was partially offset by the behavior of the Producer Price Index -PPI- which had a positive effect on the revenues in 2006.

Indicator	Unit	Periodicity	Management goal		2006 Results
			Lower Limit	Upper Limit	
Strategic goal: Ensuring value generation.					
ISA's EBITDA	Million	Monthly	477,803	497,305	500,108.89
Increase in EVA	Million	Semiannually	101,514	113,508	146,429.79
Total return	%	Semiannually	< 12.1%	>= 12.1%	10.68%
Dividends and loans	Million	Semiannually	49,872	56,521	205,882.16
Debt balance + guarantees/EBITDA	Times	Monthly	2.5	< 4.5	4.02
Compliance with investment plan UPME 01 Primavera-Bacatá.	%	Monthly	90%	100%	99.86%
Compliance with investment plan UPME 02 Primavera-Bolívar.	%	Monthly	90%	100%	102.19%
Strategic goal: Achieve Company recognition in the capital market.					
Share appreciation / IGBC appreciation.	Times	Monthly	1	> 1	0.87

As to the **Customer and Market Perspective**, the fulfillment was 100%. The results of the four goals agreed upon surpassed the maximum values set.

Indicator	Unit	Periodicity	Management goal		2006 Results
			Lower Limit	Upper Limit	
Strategic goal: Increase participation in target market.					
Annual increase of future revenues managed by the Company.	USD Million	Quarterly	15	30	145.70
Strategic goal: Provide outstanding quality services.					
Non-supplied energy (500 kV y 230 kV).	MWh	Monthly	4,800	2,500	1,565.26
Failure rate (500 kV y 230 kV) / 100 km.	Failures / 100 Km	Monthly	0.40	0.31	0.20
Evaluation of external customer satisfaction.	%	Annually	80%	83%	85%

With respect to the **Perspective of Productivity and Efficiency**, the fulfillment was 65.10%. The results of AOM Costs of the STE versus Revenues recognized by AOM did not reach the minimum expected goal, while the other four results did reach their goal.

The failure to fulfill the goal of AOM costs can be explained by the increase in AOM expenses exceeding the planned value, due to the following factors:

- To comply with the Resolution 00513000333635 of 2005 of the Superintendency of Public Utilities concerning the changes in the model of activities based cost, and which establishes that the item of taxes had to be included in the AOM expenses. This meant that there was an excess of $3,053 million with respect to the amount budgeted.
- The higher value of the levy on financial transactions corresponding to the bill from the Settling and Clearing of Accounts –LAC–, of the National Transmission System that meant an excess of $2,300 million compared to the amount budgeted.

Indicator	Unit	Periodicity	Management goal		2006 Results
			Lower Limit	Upper Limit	
Strategic goal: Govern costs to become efficient.					
STE Effective AOM Costs / revenues recognized for AOM.	%	Monthly	105%	101%	106.19%
Strategic goal: Quality assurance.					
Maneuvers and maintenance errors causing unattended demand.	N°	Monthly	0	0	0
Number of minor non-conformities in ISO certification audit.	N°	Annually	5	0	2
Actions implemented as result of internal, external audits, Statutory Auditor and National General Auditing Office.	%	Monthly	95%	100%	99.14%
Strategic goal: Develop a model for relations with the environment.					
Social investment	Million	Monthly	2,578	2,714	2,788.5

In the **Perspective of Organizational learning and human talent development** the achievement was 77.24%. Five of the eight indicators agreed upon over-fulfilled the goal set and the remaining ones are within the goals set.



Indicator	Unit	Periodicity	Management goal Lower Limit	Management goal Upper Limit	2006 Results
Strategic goal: Develop organizational capital.					
Preparedness degree of organizational capital.	%	Annually	65%	70%	77.55%
Organizational climate appreciation.	Rating	Annually	4.0	4.5	4.18
Accident index (frequency).	Accidents / 240,000 h-h	Quarterly	2.00	1.00	1.45
Strategic goal: Implement human capital preparedness.					
Human capital preparedness degree: Deviation of technical competencies in work teams.	%	Annually	40%	20%	-0.26%
Human capital preparedness degree: Deviation of personal competencies in work teams.	%	Annually	40%	20%	-0.02%
Human capital preparedness degree: Deviation of technical competencies in senior management.	%	Annually	40%	20%	-0.10%
Human capital preparedness degree: Deviation of personal competencies in senior management.	%	Annually	40%	20%	0%
Strategic goal: Implement technological preparedness.					
Technological preparedness degree: Compliance with ISA technological information plan.	%	Annually	95%	100%	98.50%

The overall fulfillment of the Plan was 96.62%. Six of the nine relevant actions planned for ISA achieved 100%, two achieved 97% achievement and one had less than 90% fulfillment.

1.4. FINANCIAL RESULTS OF INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.

1.4.1. Relevant Facts.

A number of relevant facts had an impact on the financial results of the Company:

- The acquisition of 50.1% of the common stock of the Companhia de Transmissão de Energia Elétrica Paulista (CTEEP) in Brazil, corresponding to 21% of the total capital of the company, through its special purpose entity, ISA Capital do Brazil,

- The acquisition of 60% of the Consorcio TransManta in Peru.

- The startup of operations of the UPME 01 of 2003 Primavera-Bacatá project and progress in the construction of the UPME 02 of 2003 Primavera-Bolívar project.

- The exchange of shares with Ecopetrol: ISA increased its participation in Transelca to 99.996% and the State petroleum company acquired shares of ISA corresponding to a participation of 5.781%.


Revenues and EBITDA
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Millions of $
712,206
488,642
708,280
480,036
714,704
500,109
2004
2005
2006
Revenues
EBITDA

Chart 7


Margins
80
60
40
20
0
Percentage (%)
68.6
67.8
70.0
52.1
50.9
54.7
19.7
26.4
21.1
2004
2005
2006
EBITDA margin
Operating margin
Net margin

Chart 8

$ Million	2006	2005	Variation	% Variation
Operating Results				
Revenues	714,704	708,281	6,423	0.9
Costs and expenses	(323,646)	(347,515)	23,869	(6.9)
EBITDA	500,109	480,037	20,072	4.2
Operating income	391,058	360,766	30,292	8.4
Non-operating income	(226,919)	(120,310)	(106,609)	88.6
Tax provision	13,670	53,277	(39,607)	(74.3)
Net income	150,469	187,179	(36,710)	(19.6)
Balance Sheet				
Assets	5,875,833	4,529,459	1,346,374	29.7
Liabilities	2,562,766	1,742,757	820,009	47.1
Equity	3,313,067	2,786,702	526,365	18.9

1.4.2. Financial Results for the Reporting Period.

The operating revenues amounted to $714,704 million (0.9% more than in 2005). This variation was affected by the exit of CND-MEM and the creation of XM as an affiliate starting October 2005. For this reason, ISA did not show revenues in its 2006 financial statements from operation and administration of markets that, on the contrary, were included in 2005. Among the lines of activities, the results obtained in ancillary services stand out, services which increased by 37.9% due to higher revenues in dark fiber and projects administration, followed by connection services and energy transport, whose increases were 4.1% and 3.8% respectively (see Chart 7).

As a result of the revenues obtained and the reduction of 6.9% in operating expenses, the Company improved its operating results for the reporting period: EBITDA reached $500,109 million (4.2% more than in 2005); EBITDA margin increased from 67.8% to 70% and operating income increased by 8.4% compared to 2005 (see Charts 7 and 8).

Non-operating income went from -$120,310 to -$226,919 million, which is explained by higher financial expenses from indebtedness for the financing of the investment in CTEEP and, to a lesser extent, by the behavior of the exchange difference.

Non-operating results were affected by the equity method, by which ISA consolidates the results of its affiliates.

Two important facts should be highlighted:

- Most of its affiliates showed very satisfactory budget execution, and in some cases surpassing it, as shown in the results (via the equity method and not including ISA Capital do Brasil) which amounts to $29,095 million with an increase of 41.2% compared to 2005.

- The loss of $85,739 million by ISA Capital do Brasil meant that ISA must post the amount of -$56,644 million by the equity method.

The results of ISA Capital do Brasil can be explained by the following issues, in order of their importance:

- Financial expenses due to the debt for the acquisition of CTEEP: $31,179 million.

- Amortization of the goodwill that arose from the difference between the purchase price and the book value of CTEEP: $26,977 million.

- The equity method that consolidates 21% of the net results for CTEEP from the second half of the year: $16,693 million.

It is important to note, that CTEEP posted earnings of $133,060: $192,546 million in the first two quarters and a loss of $79,485 million in the second two quarters. The latter was due to the implementation of the early retirement plan for employees at an estimated cost of USD222.8 million, which was undertaken to improve the level of efficiency and competitiveness of the Company compared to other companies in the industry.

Although it is true that this situation had a moderate impact on the short-term results, both for ISA as well as for ISA Capital do Brasil, these results will allow reducing the cost of personnel at CTEEP by 50% by the end of 2007. This will improve substantially the EBITDA margin, its earnings and consequently those of the ISA Parent Company and the Group.

Results from equity method

$ Million	2006	2005
Power sector		
TRANSELCA	17,294	24,230
REP	7,752	7,774
ISA Perú	1,670	1,041
ISA Bolivia	(2,960)	159
XM	1,266	28
FEN	816	3,166
Telecommunications sector		
INTERNEXA	17,661	(5,889)
FLYCOM COMUNICACIONES	(14,404)	(9,903)
Total without ISA Capital do Brasil	29.095	20.606
ISA Capital do Brasil	(85,739)*	
Total net results from equity method.	(56.644)	20.606

* Includes 21% of CTEEP's results for the third and fourth quarters of 2006.


Balance sheet structure
6,000,000
4,000,000
2,000,000
0
Millions of $
4,525,552
4,529,458
5,875,833
41%
59%
38%
62%
44%
56%
2004
2005
2006
Equity
Liabilities
Chart 9

The income tax provision showed a reduction of 74.3%, from $53,277 million to $13,670 explicable by the special deduction of 30% due to the investment in fixed assets. Net income totaled $150,469 million (19.6% less than in 2005) as a result of the behavior of the non-operating income already mentioned.

1.4.3. Balance sheet.

As far as investments are concerned, a number of significant events lead to the fact that the Company's assets increased by 29.7% to $5,875,833 million (see Chart 9):

- New investments in corporations: ISA Capital do Brasil and Consorcio TransMantaro contributed to the fact that the Group became the major international transporter of electric energy in Latin America, consolidating its leadership in Peru and entering into a market with great growth potential as is the case of Brazil.

- The construction of the electric energy corridor between the center of Colombia and its Atlantic Coast: start of operations of the UPME 01 of 2003 and progress made in the construction of UPME 02 of 2003 with an accumulated investment up to 2006 of $580,514 million.

These investments, which increased the level of indebtedness of the Company (from 38% to 44%) were financed as follows:

◦ Primavera-Bacatá (UPME 01) and Primavera-Bolívar (UPME 02) of 2003.

These projects were accomplished by carrying out the following actions:

– Two issues of domestic debt bonds: one, worth $118,500 million, with a 20-year term, and indexed to IPC + 4.58%; and the other, worth $110,000 million, with a 7-year term, and indexed to IPC + 4.84%. Additionally, it hired short-term credits with local banks worth $336,637 million for construction of those projects, and to meet cash flow needs.

– Disbursement of funds from Germany and Brazil in March of 2006 to finance materials and supplies for the substations. This loan, contracted for the amount of USD37.8 million at a rate of Libor + 0.345% for ten years, has political and commercial risk coverage from ECA Euler Hermes in Germany. During the reporting period, drawdowns totaled USD32.8 million.

Total disbursements along 2006 were USD3,272.8 million.

Breakdown of debt by financing source


43.4%
38.7%
17.9%
Foreign loans
Domestic loans
Bonds

Chart 10

Breakdown by currency including hedging operations


23.2%
0.5%
76.4%
Peso
Euro
US Dollar

Chart 11

- Acquisition of CTEEP.

On July 17, ISA subscribed a loan agreement for USD550 million with the Banks ABN AMRO and JP Morgan to acquire 50.1% of the common shares of CTEEP through ISA Capital do Brasil, by way of a tender offer on the São Paulo Stock Exchange (BOVESPA).

On December 28, the Company prepaid a tranche of the afore-mentioned loan: USD350 million thus complying with the commitments accorded with the rating agencies and the lending banks.

The second tranche of the afore-mentioned loan for USD200 million was syndicated with 10 local and international banks by ABN Amro and JP Morgan, which confirms the credibility awarded to ISA by all of the participating entities.

As a result of these transactions, as of December 31 total liabilities amounted to $2,562,765 million, representing an increase of 47.05%. Financial liabilities reached $1,880,708 million, excluding hedging operations, with a component in local currency amounting to $1,152,290 million and in foreign currency of $728,418 million, corresponding to 61.3% and 38.7% respectively. The participation of bonds in the total debt portfolio was 43.4%, equaling $815,652 million (see Charts 10 and 11).

At the end of 2006, ISA had USD50 million in hedging operations (34.2% less than in 2005 - USD76 million). The reduction was due to the repayment of obligations along with one of them reaching maturity.

Equity showed an increase of 18.9% (from $2,786,702 million to $3,313,068 million); the main factors influencing these results were as follows:

- Issue of 58,925,480 registered common capital-stock shares, without preemptive rights, exclusively for Ecopetrol S.A., as approved by the Special Stockholders' Meeting held on November 24, 2006. The transaction is part of an exchange operation under which, Ecopetrol S.A. delivered to ISA 633,387,729 shares it held in Transelca S.A. E.S.P. that had been subscribed in December 2006; ISA in turn, transferred to the State oil company 5.781% stock participation in the Company. This operation increased the capital surplus (additional paid-in capital) by 89.7%, due to the difference between ISA's stock par value and its quote price.

- Increase of 14.6% in revaluation surplus which corresponds to the annual up-dating of the value of property, plant and equipment according to technical appraisal methods stipulated by applicable regulations.

- The approval of an increase of $10,000 million in the Company's authorized capital by the Stockholders' Meeting held on March 27, 2006.

1.4.4. Credit risk ratings.

ISA's three bond issues and the domestic debt bond underwriting program have been rated AAA with negative outlook by Duff & Phelps de Colombia S.A.; such a rating means issues of the highest credit quality with virtually non-existent risk factors.

Standard and Poor's ratified its BB rating for foreign-currency long-term corporate credit (equal to the State's sovereign ceiling) and rated BBB- the local-currency credit rating, showing the indebtedness required for acquisition of CTEEP.

1.4.5. Cash Flow.

During the year 2006, the Company had cash revenues of $4,379,254 million. The initial cash holdings totaled $137,297 million, the current revenues $739,073 million and the capital revenues $3,502,884 million.

These resources were earmarked in the following manner:

- $1,740,557 million: debt service (including the prepayment of the tranche B of the USD350 million loan to finance the acquisition of CTEEP.
- $1,244,432 million: investment (includes the acquisition of CTEEP and Consorcio TransMantaro).
- $315,933 million: operating expenses (personal services, general expenses, taxes, insurance, damaged towers, among other things).
- $111,880 million: payment of dividends.
- $843,095 million: loans to subsidiaries.
- $29,323 million: execution of third party's projects (delegated management).
- $24,491 million: VAT on capital goods.

The ending cash availability was $69,544 million, of which $40,899 million were left as resources available to ISA after subtracting the specific-purpose resources: delegated administration, $8,786 million; UPMES trust estate, $8,371 million; and, the risk withholding fund, $11,489 million.

Budget was complied with in the following percentages: 95% for revenues, 94% for expenditures and 96% for investment.

1.4.6. Financial Soundness.

Financial Goals.

Recognized for its good performance and for the fulfillment of its financial commitments with the national and international banking community, ISA complied with the indicators agreed upon in the loan agreement with ABN Amro Bank N. V. and JP Morgan Chase Bank N. V. by a wide margin as can be seen in the following table:

Net debt /EBITDA

	Goal	Results
ISA	<= 5.5 times	3.8
CONSOLIDATED	<= 4.3 times	2.4

EBITDA / Interest

	Goal	Results
ISA	>=2.0 times	2.8
CONSOLIDATED	>=2.0 times	4.3



40
20
0
-20
-40
Return/ Appreciation (%)
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
ISA
IGBC

Chart 12

1.4.7. Behavior of ISA's stock in the capital markets.

The Company's growth has permitted recognition of ISA's stock as one of the most stable in the Colombian stock market.

Along the period, its Stock Market Capitalization Index (IBA) occupied ninth place as reported by the Colombian Financial Superintendency. Its year-end quote was $5,910, equivalent to 4.60% appreciation (see Chart 12). The average price during the year was $5,474, while the maximum price was $6,180 (April 5).

26.6% of the Company's shares free floated in the Colombian Stock Exchange in 2006.

Main stockmarket indicators

		2006
Number of shareholders		65,215
Number of outstanding shares		1,019,267,163
Share par value		32.80
Share appreciation		4.60%
Dividend Yield		2.03%
Intrinsic value		3,444
Quote ($)		
	Maximum	$6,180.00
	Minimum	$3,805.00
	Average	$5,474.00
	Year-end	$5,910.00
Number of rounds		242
Number of shares		139,599,125
Total ADRs traded (Mar 2004 - Dec 2006)		190,094
Market Capitalization at Dec 31/2006 (USD Mill)		USD 2,690.68
Market Capitalization at Dec 31/2006 31/2006 ($Mill)		$6,023,869

Since their initial deposit in 2004 and until the end of 2006, a total of 190,094 ADRs (American Depositary Receipts Level I), traded in NASDAQ's OTC market, have been issued equivalent to 4,752,350 common shares.

Annual dividend


$ 120
120
$ 106
$ 96
100
80
13.2%
10.4%
60
40
20
0
2004
2005
2006

Chart 13

Growing dividends policy.

The Shareholders' Meeting of March 27, 2006, approved proposed appropriation and distribution of earnings of fiscal year 2005. The proposition consists of distributing earnings and reserves amounting to $115,241 million to pay a $120-dividend per share to 960,341,683 outstanding common shares. Payment was made in four equal quarterly installments, of $30 per share, on April 19th, July 19th, October 19th of 2006, and January 19th of 2007 (see Chart 13).

Dividends declared on March 27, 2006, with charge to earnings of 2005, are not taxable for income- taxpaying shareholders.

For further in information please see the Notes to the Financial Statements of ISA.

certification of financial statements and other relevant reports

Medellín, February 14, 2007

To the shareholders of Interconexión Eléctrica S.A. E.S.P.

In connection with the 2006 annual report of ISA, the undersigned Legal Agent and Chief Accountant of Interconexión Eléctrica S.A. E.S.P., hereby certify that:

1. As provided in Article 37 of Law 222 of 1995, before disclosing to you and to third parties the financial statements of the Company as of December 31, 2006 and 2005, they have previously verified the assertions therein contained, and that they have been faithfully taken from the books.

2. That in compliance with article 46 of Law 964 of 2005, the financial statements and other reports relevant to the public related to the fiscal years ended December 31, 2006 and 2005, do not contain defects, inaccuracies or errors that prevent ascertaining the true financial position and operations of the Company.

Luis Fernando Alarcón Mantilla
General Manager

Jairo A. Alzate Pino
Chief Accountant
T.P. 8671-T

2

future Perspectives and Commitments







perspectives and commitments for the future



The budget of $1,944,720 million approved to carry out the Company's operations in 2007, consists of the following components:

- The initial cash balance is $69,051 million. Of this sum, $28,646 million correspond to specific-purpose resources (delegated administration, stock liquidity fund, risk withholding fund, and UPMEs fund) and $40,405 million corresponding to available resources.

- Current revenues of $778,554 million: $737,846 million from operations, $31,329 million from ancillary activities and the remainder from other current revenues.

- Capital revenues of $1,079,566 million: $529,423 million from loan drawdowns and $550,143 from loans and recovery of loans to affiliates, dividends, stock issues and financial returns.

- Resources of $17,548 million for delegated administration.

With these resources the following commitments will be met:

- Debt service: $859,378 million
- Investment: $551,524 million
- Operating expenses: $331,704 million
- Dividends: $132,988 million
- Delegated administration: $23,488 million





- Loans to affiliates: $8,855 million
- VAT on capital goods: $3,017 million

At the end of the reporting period, there was a cash balance of $33,767 million: available cash $18,446 million; specific-purpose resources $15,321 million.

The resources generated by the operation of the Company in 2007 plus the sources of financing mentioned above, will allow maintaining the cash flow necessary to meet its obligations, maintain financial solidity and comply with the indicators set down in contracts with the lending institutions.

In addition, ISA will continue to work on the following aspects:

- Increase the revenues and rationalize costs and expenses with the aim of achieving operating excellence.
- Maximize cash flow.
- Fulfill its commitment of attractive remuneration to its shareholders.
- Continue with the expansion of the business, maintaining the balance and solid financial indicators.
- Mitigate the risks associated with the macro-economic variables by implementing the management of assets and debits project.

ISA's integral management charts and development plan

According to the guidelines of the Company at the corporate level, ISA draws up the map, the objectives and goals for the achievement of its competitive strategy, which aims to *Generate Value* in order to fulfill its commitments to all interest groups and, in particular, to its shareholders.



Top-level strategic map - ISA (2007)


perspectives:
financial
customers and market
productivity and efficiency
learning and development
Generate value
ensure growing EBITDA
ensure investment's return
ensure service levels
maintain recognition of excellence in the market
capture growth opportunities in the market
improve process effectiveness
ensure corporate risk management
contribute to regulatory legal framework
human capital preparedness
organizational capital preparedness
technological capital preparedness

The related resources must be directed toward investments that **Ensure Returns** and generate enough cash flow to leverage new investment opportunities, repayment of debt and payment of dividends.

Indicator	Unit	Periodicity	Observation Lower Limit	Observation Upper Limit
Objetivo: Generar valor.				
EVA	Million $	Semiannualy	29,870	37,238
Increase in EVA	Million $	Semiannualy	-75,126	-67,758
Stock Appreciation / IGBC Appreciation.	%	Monthly	1	> 1
Debt balance + guarantees / EBITDA		Monthly	>5	<=5
EBITDA/interest.		Monthly	<2.25	>= 2.25
Objective: Ensuring investment's return.				
Total return	%	Semiannually	<11.73	>=11.73

Maintain an operating management that **Ensures Growing EBITDA** through the continual management of revenues, costs and expenses of the Company.

Indicator	Unit	Periodicity	Observation Lower Limit	Observation Upper Limit
Objective: Ensuring growing EBITDA.				
ISA's EBITDA	Million $	Monthly	552,577	563,740

ISA keeps its promise of providing efficient customer service through quality and timeliness criteria to **Ensure Service Levels.**

Indicator	Unit	Periodicity	Observation Lower Limit	Upper Limit
Objective: Ensuring service levels.				
Non-supplied energy (500 kV y 230 kV)	MWh	Monthly	3,900	3,300
Interruption rate	N° Interruptions /100km	Monthly	0.2813	0.2110
Weighted project progress	%	Monthly	95	100
Compliance with projects' total value	%	Monthly	100	<=98

These levels allow **Maintaining the Recognition of Excellence in the Market**, improving the satisfaction of customers and achieving recognition of ISA as a world-class corporation.

Indicator	Unit	Periodicity	Observation Lower Limit	Upper Limit
Objective: Maintaining recognition of excellence in the market.				
Evaluation of satisfaction external customers – overall quality.	%	Annually	80	86
General reputation (T3B).	%	Biannually	75	80

In its corporate strategy, ISA sets its objective of **Capturing Growth Opportunities in the Market** to generate new revenues, by actively participating in markets where it is already present, venturing into other Latin American countries, developing markets through energy integration and exploring the participation in the transportation of gas.

ISA will continue to make progress in the viability of the Colombia-Panama electric interconnection, which is necessary to assure the formation of a supra-regional market that benefits from the potential of the Andean and Central American markets with direct advantages for the customers in the member countries.

Indicator	Unit	Periodicity	Observation Lower Limit	Upper Limit
Objective: Capturing growth opportunities in the market.				
Annual increase in future revenues managed by the Company.	USD Million	Quarterly	25	30 *

* Provisional figures.

In order to achieve the objectives set, it is indispensable to **Improve the Effectiveness of the Processes** through operating excellence according to international standards, best practices and minimization of the risks to which the Company is exposed. This is the way to **Ensure the Corporate Risk Management**.

ISA has obtained the certification according to ISO 9001 standard for its energy transmission services and has initiated the tasks necessary to obtain the certification according to ISO 14001 and OHSAS 18001, which have become factors necessary for competitiveness in international markets.

Indicator	Unit	Periodicity	Observation Lower Limit	Observation Upper Limit
Objective: Improving process effectiveness.				
STE Effective AOM Costs / revenues recognized for AOM.	%	Monthly	100.05%	98.07%
Maneuvers and maintenance errors causing unattended demand.	Number of errors	Monthly	> 0	0
Objective: Ensuring corporate risk management.				
Degree of preparedness for business continuity.	%	Annually	49	53

The specific characteristics of its services make it necessary to contribute to the **Regulatory Legal Framework** so as to guarantee the continuity of provision of services. This requires that the Company interacts directly with the CREG and other participants in the process of revision of the remuneration scheme for the transmission (undertaken by the regulatory body since 2005), which insures revenues adjusted to the reality of the situation in which the transmission takes place.

The three pillars of the Company (the employee, the organizational structure and the technology) support the strategic map of the Company and are fundamental in achieving the objectives.



Along this same line, the **Preparedness of the Human Capital** is sought by developing its existing competencies (abilities, knowledge, attitudes and skills) and its capabilities to learn and innovate.
technological capital preparedness.

The Preparedness of the **Organizational Resources** defines the structure that supports the achievement of goals and the capacity of the Organization to mobilize and sustain the process of change necessary to implement the strategy. On the other hand, it furnishes the capacity for integration so that the intangible assets of human and technological capital as well as tangible physical and financial assets are not only in line with the strategy, but also integrated, and in continuous operation, in the effort to achieve the strategic objectives of the Organization.

The Preparedness of the **Technological Resources** makes available to the Organization the information and knowledge through systems, data bases, libraries and information networks that support the process to achieve the goals set by the Company.

Indicator	Unit	Periodicity	Observation	
			Lower Limit	Upper Limit
Objective: Human capital preparedness.				
Gap in human capital preparedness at ISA.	%	Annually	20	5
Objective: Organizational capital preparedness.				
Degree of preparedness of organizational development.	%	Annually	78	85
Appreciation of organizational climate	Score	Annually	4.0	4.5
Accident rate (frequency)	Accidents / 240.000 h-h	Quarterly	2	1
Objective: Technological capital preparedness.				
Degree of technological preparedness: Compliance with ISA's technological information plan.	Number of projects completed	Annually	3 projects completed	4 projects completed



3

ISA's financial statements



0.9085
0.9157
0.9225
0.9291
0.9354
0.9677
0.9018
0.9092
0.9164
0.9232
0.9298
0.9361
0.9421
0.9478
0.9532
0.9583
0.9632
0.9681
0.9100
0.9171
0.9636

ISA's financial statements

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
BALANCE SHEET
AT DECEMBER 31, 2006 AND 2005

(In millions of Colombian pesos)

	Notes	2006	2005
ASSETS			
CURRENT ASSETS:			
Cash	(5)	23,869	56,294
Marketable investments	(5)	36,308	62,049
Accounts receivable – Net	(7)	160,906	169,809
Inventories	(8)	2,124	1,381
Deferred charges and other assets, net	(10)	14,038	15,991
Total current assets		237,245	305,524
NON-CURRENT ASSETS:			
Long-term investments	(6)	1,354,130	721,456
Long-term accounts receivable – Net	(7)	44,134	56,326
Inventories	(8)	56,287	30,117
Property, plant and equipment – Net	(9)	2,475,152	2,138,565
Deferred charges and other assets	(10)	409,882	143,510
Reappraisal of assets	(11)	1,299,003	1,133,961
Total non-current assets		5,638,588	4,223,935
Total assets		5,875,833	4,529,459
Memorandum accounts:			
Debit	(20)	2,566,229	1,411,011
Credit	(20)	1,131,804	1,062,629

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
BALANCE SHEET
AT DECEMBER 31, 2006 AND 2005

(In millions of Colombian pesos)

	Notes	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES :			
Outstanding bonds	(12)	-	142.434
Financial liabilities	(13)	192.447	88.525
Accounts payable	(15)	116.312	149.087
Labor liabilities	(16)	4.931	4.821
Accrued liabilities and estimated provisions	(17)	13.077	49.881
Other liabilities	(18)	13.790	34.698
Total current liabilities		340.557	469.446
LONG-TERM LIABILITIES:			
Outstanding bonds	(12)	815.652	585.627
Financial liabilities	(13)	872.609	221.977
Hedging Operations	(14)	50.212	82.588
Accounts payable	(15)	203.293	110.397
Labor liabilities	(16)	995	764
Accrued liabilities and estimated provisions	(17)	111.961	105.320
Other liabilities	(18)	167.487	166.638
Total long-term liabilities		2.222.209	1.273.311
Total liabilities		2.562.766	1.742.757
SHAREHOLDERS' EQUITY:	(19)		
Paid-in capital		34.016	32.084
Additional paid-in-capital		665.164	350.545
Retained earnings		338.246	266.308
Net income		150.469	187.179
Equity revaluation		652.539	652.539
Surplus from equity method		173.630	164.086
Surplus from assets reappraisals	(11)	1.299.003	1.133.961
Total shareholders' equity		3.313.067	2.786.702
Total liabilities and shareholders' equity		5.875.833	4.529.459
Memorandum accounts:			
Credit	(20)	1.131.804	1.062.629
Debit	(20)	2.566.229	1.411.011

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In millions of Colombian pesos)

	Notas	2006	2005
OPERATING REVENUES:	(21)		
Energy transmission services		624,128	600,957
Connection charges		57,664	55,415
Dispatch and CND (National Dispatch Center) coordination		-	17,893
MEM Services (STN, SIC, SDI)		-	11,922
FOC availability and rental		9,536	5,082
Other operating revenues		23,376	17,012
Total operating revenues		714,704	708,281
OPERATING COSTS AND EXPENSES:			
Operating costs	(22)	243,673	260,994
Administration expenses	(23)	79,973	86,521
Total operating costs and expenses		323,646	347,515
Operating income		391,058	360,766
NON-OPERATING REVENUES (EXPENSES):	(24)		
Non-operating revenues		328,582	150,906
Non-operating expenses		(555,501)	(271,216)
Non-operating loss		(226,919)	(120,310)
Income before provision for income taxes		164,139	240,456
Income tax provision	(17)	13,670	53,277
NET INCOME		150,469	187,179
Net income per share (expressed in Colombian pesos)		156	195

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELECTRICA S.A. E.S.P.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31 2006 AND 2005

(In millions of Colombian pesos)

Transfers approved by the Shareholders' Meeting				86,673	(48,453)	48,453	86,673	(86,673)			-
Dividend payment on 960,341,683 common shares: $106 per share payable in four quarterly installments on April, July and October 2005, and January 2006.						(48,453)	(48,453)	(53,342)			(101,795)
Collection of additional paid-in capital receivable		5	5								5
Increase in surplus from equity method							-		56,428		56,428
Decrease in re-appraisals of the year										(11,014)	(11,014)
Net income								187,179			187,179
Transfers approved by the Shareholders' Meeting				52,904	19,034	(19,034)	52,904	(52,904)			-
Stock issue toa Ecopetrol S.A. for purchasing shares of Transelca S.A. E.S.P.	1,932	314,619	314,619								316,551
Dividend payment on 960,341,683 common shares: $120 per share, payable in four quarterly installments on April, July and October 2006, and January 2007.						19,034	19,034	(134,275)			(115,241)
Collection of additional paid-in capital receivable			-								-
Increase in surplus from equity method									9,554		9,554
Decrease in re-appraisals of the year						-				165,042	165,042
Net income								150,469			150,469

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

(In Colombian pesos)

	Notas	2006	2005
Financial resources generated by year's operations:			
Net income		150,469	187,179
Expenses (revenues) not affecting working capital:			
Depreciation of property, plant and equipment		82,615	88,570
Amortization of deferred charges and other assets		6,545	2,692
Amortization of retirement pensions		10,781	18,327
(Revenue) expense from exchange difference of long-term assets and liabilities		(77,910)	15,595
(Gain) loss on sale and retirement of property, plant and equipment		(283)	16
Provision for long-term investments		13	-
Recovery of provisions		(813)	(568)
Income from subsidiaries - equity method		56,644	(20,462)
Total financial resources generated by year's operations:		**228,061**	**291,349**
Financial resources generated by other sources:			
Increase in long-term financial liabilities		1,639,379	-
Bond issues		228,502	-
Capitalized interest on long-term outstanding bonds		1,523	3,459
Equity variations		-	5
Increase in accounts payable		92,896	88,389
Increase in other liabilities		849	25,092
Product on the sale of property, plant and equipment		3,008	1,428
Decrease in long-term accounts receivable		12,192	27,134
Decrease in inventories		-	1,129
Total financial resources generated by other sources:		**1,978,349**	**146,636**
Total financial resources generated		**2,206,410**	**437,985**

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENT OF CHANGES IN FINANCIAL POSITION (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

(In Colombian pesos)

	Notas	2006	2005
Financial resources used:			
Acquisition of property, plant and equipment		462,387	144,472
Acquisition of long-term investments		566,230	(10,791)
Acquisition of inventories		491	-
Transfer of financial liabilities to short-term		821,683	62,406
Transfer of outstanding bonds to short-term		-	142,434
Decrease in hedging operations		41,685	18,327
Increase in deferred charges and other assets		134,174	3,854
Cash dividends		115,241	101,795
Decrease in long-term labor liabilities and retirement pensions		3,909	6,079
Total financial resources used		2,145,800	468,576
Increase (decrease) in working capital		60,610	(30,591)
Breakdown of working capital variation			
Increase (decrease) in current assets			
Cash		(32,425)	(95,574)
Marketable investments		(25,741)	17,571
Accounts receivable - Net		(8,903)	(958)
Inventories		743	644
Deferred charges and other assets		(1,953)	6,449
		(68,279)	(71,868)
Increase (decrease) in current liabilities			
Outstanding bonds		(142,434)	142,434
Financial liabilities		103,922	(55,346)
Accounts payable		(32,775)	(14,620)
Labor liabilities		110	(1,476)
Accrued liabilities and estimated provisions		(36,804)	(17,813)
Other liabilities		(20,908)	(94,456)
		(128,889)	(41,277)
Increase (decrease) in working capital		60,610	(30,591)

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In millions of Colombian pesos)

	Notas	2006	2005
Cash flow from operating activities:			
Net income		150,469	187,179
Add (less) – Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation of property, plant and equipment		82,615	88,570
Amortization of deferred charges and other assets		6,545	8,478
Amortization of retirement pensions		10,781	18,327
Allowance for doubtful accounts		214	601
Provision for inventory protection		348	750
Provision for other assets		-	1,299
Provision for investment		13	-
Provision for income tax		13,670	53,277
Gain (loss) on sale and retirement of property, plant and equipment		(283)	16
Exchange difference expense		27,934	17,643
(Income) loss from subsidiaries - equity method		56,644	(20,462)
Recovery of provisions		(5,578)	(3,899)
Interest and commissions accrued		61,053	95,498
		404,425	**447,277**
Changes in operating assets and liabilities:			
Accounts receivable		(81,018)	31,530
Inventories		(1,582)	(265)
Deferred charges and other assets		2,003	(15,228)
Accounts payable		67,100	114,768
Labor liabilities		6,981	(7,914)
Accrued liabilities and estimated provisions		(50,474)	(55,179)
Other liabilities		(20,059)	(69,364)
Cash flow from other operations:			
Payment of retirement pensions		(10,780)	(10,581)
Payment of taxes		(17,770)	(57,301)
Net cash (used in) provided by operating activities		**298,826**	**377,743**
Cash flow from investment activities:			
Acquisition of long-term investments		(566,230)	-
(Increase) Decrease in long-term investments		-	9,684
Product on the sale of property, plant and equipment		3,008	1,428
Acquisition of property, plant and equipment		(462,387)	(141,422)
Additions to deferred charges and other assets		(134,174)	(9,640)
Net cash used in investment activities		**(1.159,783)**	**(139,950)**
Cash flow from financing activities:			
Interest paid in cash		(51,537)	(80,279)
Dividends paid		(111,880)	(99,395)
Increase in financial liabilities		1.789,038	48,995
Bond issues		228,502	-
Payment of financial liabilities		(867,420)	(166,747)
Payment of bonds		(142,434)	-
Decrease in hedging operations		(41,478)	(18,375)
Equity variations		-	5
Net cash provided by (used in) financing activities		**802,791**	**(315,796)**
Increase (decrease) in cash and cash equivalents - Net		(58,166)	(78,003)
Cash and cash equivalents at the beginning of the year		118,343	196,346
Cash and cash equivalents at the end of the year		**60,177**	**118,343**

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

Luis Fernando Alarcón M.
General Manager

Jairo A. Alzate P.
Chief Accountant
T.P. 8671-T

Carlos E. Gordillo B.
Statutory Auditor E.S.P.
No. 33537-T
PricewaterhouseCoopers
(See my opinion of February 23, 2007)

4

Notes to ISA's financial statements



notes to the ISA's financial statements

AT DECEMBER 31, 2006 AND 2005
(Amounts expressed in millions of Colombian pesos and original currencies)

I. GENERAL NOTES

NOTE 1: CORPORATE PURPOSE

Interconexión Eléctrica S.A. E.S.P. -ISA-, was incorporated by public deed No. 3057 of the Notary Public Office No. 8 of Bogotá on September 14, 1967.

The Company was split-off by Public Deed No. 230 of the Single Notary Public Office of Sabaneta, dated April 4, 1995.

On December 1, 1995, by public deed No. 808 of the Single Notary Public Office of Sabaneta, the Company changed its legal nature to conform to the provisions of Law 142 of 1994 and became a state public utility corporation constituted by state institutions, of national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994). Based on Law 142 of 1994, the Company changed its name to Interconexión Eléctrica S.A. E.S.P.; it can also use the initials ISA S.A. E.S.P.

On November 22, 1996, by Public Deed No. 746, of the Single Notary Public Office of Sabaneta, ISA changed its legal nature from a state public utility corporation to a mixed-ownership public utility company. This process was completed on January 15, 1997, with the arrival of private investment.

To date, and as a consequence of changes made to its articles of incorporation, Interconexión Eléctrica S.A. E.S.P. has become a mixed-ownership public utility company, established as business corporation of the national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994).

ISA's main corporate purpose is: 1) operation and maintenance of its own transmission network, 2) expansion of the national interconnection network, 3) planning and operation coordination of the resources of the Sistema Interconectado Nacional (National Interconnected System), 4) administration of the financial settlement system and commercialization of energy on the wholesale energy market, 5) development of telecommunications systems, activities and services, 6) direct and indirect participation in activities and services related to the transport of other energy sources, except for those restricted by law, 7) provision of technical services in activities related to its corporate purpose and provision of professional services required by the Group's companies, 8) development for third parties of any other activity related to the provision of electric power and telecommunications services within the regulation in force.

XM, Compañia de Expertos en Mercados S.A. E.S.P., incorporated on October 1, 2005 with 99.73% participation of ISA, took up planning and operation coordination of the resources of the national interconnected system, as well as administration of the settlement system and commercialization of electric power in the wholesale energy market, activities formerly developed directly by ISA.

NEW INVESTMENTS

On June 28 2006, through public bidding at Sao Paulo's Stock Exchange,-BOVESPA-, the state government of Sao Paulo awarded ISA 50.1% of common shares (21.0% of total capital) of Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–, Sao Paulo's main power transmission sector corporation, so allowing ISA control of this corporation, through its affiliate ISA Capital do Brasil.

ISA, with 60% direct participation, and Empresa de Energía de Bogotá -EEB-, with 40%, and through private process with Hidro Québec Internacional, FSTQ (Fonds De Solidarité Des Travailleurs Du Québec) and ETECEN, a Peruvian Government entity, purchased stock ownership of Peruvian power carrier Consorcio TransMantaro S.A., which interconnects the Peruvian North-Central and Southern regions.

In December 2006, ISA purchased 34.999% of Transelca shares owned by Ecopetrol. Payment was made with shares issued by ISA, an operation approved by the Special Shareholders' Meeting of November 24, 2006 (See Notes 6 and 19).

INCORPORATION OF COMPANIES IN BRAZIL

In November 2006, ISA continued to strengthen its presence in the Brazilian market after being awarded one of the groups of the 005/2006-ANEEL auction for construction and operation of a 172-km 500kV energy transmission line in the Brazilian state of Minas Gerais. For such purpose, ISA incorporated the following affiliates in Brazil:

1. Interligação Elétrica de Minas Gerais S.A. –IEMG– : Closed corporation incorporated on December 13, 2006, for exploitation of concessions and public transmission services delivered through development, construction, operation and maintenance of transmission facilities, including support and administration services, supply of equipment and reserve materials, programming, measuring, and all other ancillary power transmission services. According to the concession contract terms, legislation, and all applicable rulings, its purpose is participation in the capital stock of Brazil's power sector corporations. Subscribed capital is BRL1,000.00, divided into 1,000 common shares worth BRL1.00 each, of which 99.99% are the property of ISA.

2. Infra-Estruturas Do Brasil Ltda: Limited company whose purpose is delivery of civil engineering services such as development of studies, engineering projects, consulting, management, supervision, and execution of industrial projects, public and urban works, including or excluding supply of equipment and materials, direct development of civil works, cartography, construction and set-up of electric equipment, representation, manufacture, set-up, purchase and sale of engineering equipment and materials, as well as participation in the capital stock of other corporations in Brazil and abroad, acting as partner or shareholder. Its capital stock totals BRL1,000 divided into 1,000 fractions, with value of BRL1.00 each, of which ISA owns 99.99%.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 INDIVIDUAL FINANCIAL STATEMENTS

The individual financial statements of ISA are the basis for dividend distributions and other appropriations. Therefore, the assets, liabilities, equity and results of the subordinated companies are not consolidated, even though for legal reasons the Company is required to present separate consolidated financial statements at the annual stockholders' meeting for approval.

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified according to their use or degree of realization, demand or liquidation, in terms of time and value.
Accordingly, current assets and liabilities (short-term) are understood as such amounts that will be realizable or demandable , respectively, within a term not longer than one year.

2.3 ADJUSTMENTS FOR INFLATION

Until December 31, 2000, non-monetary assets and liabilities and shareholders' equity, except for the surplus from revaluation of assets and Income Statement accounts, were monetarily updated on a prospective basis, using general consumer-price index (or Porcentajes de Ajuste del Año Gravable - PAAG). The respective adjustments were recorded in the income statement's monetary correction account. As of January 1, 2001 the Colombian General Accounting Office, through Resolution No. 364 of November 29, 2001, suspended the system of integral inflation adjustments for accounting effects, without reverting the inflation adjustments accounted until December 31, 2000.

According to Resolution No. 041 of 2004 and to External Circular Letter No. 056 of 2004, issued by the Colombian General Accounting Office, inflation adjustment accounts were eliminated from the General Plan of Public Accounting as part of the cost, thereby obligating to incorporate accumulated amounts for adjustments until 2000. In order to comply with regulations in force, since 2001, integral inflation adjustments continue to be applied for tax effects, giving rise to differences that are recorded in the tax memorandum accounts. Law 1111 of 2006 derogated integral inflation adjustments for tax effects beginning in fiscal year 2007. (See Note 17.2.).

2.4 MATERIALITY

Recognition and presentation of economic facts are made according to their relative importance.

An economic fact is material when due to its nature or amount, knowing or not knowing it, considering the circumstances, could significantly change the economic decisions of the users of that information.

In preparing the financial statements, it was determined for presentation purposes that an event would be material if it represented 5% of total assets, current assets, total liabilities, current liabilities, working capital, equity, or income.

NOTE 3: SUMMARY OF MAIN ACCOUNTING POLICIES AND PRACTICES

For the preparation and presentation of its financial statements, the Parent Company, as required by law, observes accounting principles generally accepted in Colombia, as defined by Contaduría General de la Nación -CGN-, accounting regulations issued by the Superintendency of Domiciliary Public Utilities (Superintendencia de Servicios Públicos Domiciliarios -SSPD-), and other applicable regulations.

For the identification, classification, recording, valuation, preparation and disclosure of its financial statements, the Company applies the accounting principles established by CGN in Resolution 400 of December 1, 2000, under which the Plan General de Contabilidad (General Plan of Public Accounting) was implemented. In the year 2006, CGN, in coordination with SSPD, issued Resolution No. 056, modifying the Resolution No. 400. As indicated in Note 27, this ruling is to be derogated and incorporate criteria congruent with International Public Accounting Regulation applicable to the public sector, as of the year 2007.

Following is a description of the main accounting policies and practices adopted by the Company:

3.1 FOREIGN CURRENCY TRANSLATION AND BALANCES

Transactions in foreign currency are recorded at the applicable exchange rates in force on the date of the transaction. At the close of each year, balances of assets and liabilities accounts are adjusted to current exchange rates (See Note 4). Exchange differences resulting from asset balances are recorded in the Income Statement as financial revenues. With regard to liability accounts, only exchange differences that are not imputable to costs of acquisition of assets are recorded in the Income Statement as financial expenses. Exchange differences imputable to the acquisition cost of assets include exchange differences while such assets are under construction or installation, and until they become operational.

3.2 CASH EQUIVALENTS

For purposes of preparing the statement of cash flows, cash on hand and in banks and high-liquidity short-term (marketable) investment securities in less than ninety (90) days are deemed to be cash equivalents.

3.3 INVESTMENTS

Investments are recorded at cost and are updated in accordance with the intention of realization, the availability of market information, and the degree of control held over the issuing entity by applying methodologies suitable to their economic reality. Methodologies to update their value include stock exchange quotes, net present value to determine market price or the security's internal rate of return, the equity method, and the cost method.

Marketable investments (Short –term investments)

Marketable investments are initially recorded at cost and are monthly adjusted to the Internal Rate of Return (IRR), recorded in the Income Statement in accordance with parameters established by the CGN.

Long- term investments

Long-term investments in subsidiaries in which 50% or more of the capital is directly or indirectly held, and control is exercised, are recorded under the equity method.

Under the equity method long-term investments are recorded at cost and subsequently adjusted, with credit or charge to income, to recognize the participation in profits and losses in the subordinated companies and charging the equity account surplus from equity method, in the event of all other equity variations. The investment is credited for the amount of dividends received from the subsidiary that correspond to periods during which the Company applied the equity method.

If the difference between market value and book value of the investment recorded on equity basis is:

a) Positive, re-appraisal of assets is increased, and the revaluation surplus included in the equity accounts is credited.

b) Negative, re-appraisal of assets is reduced with a charge to the revaluation surplus up to the amount available; any difference is recorded as a charge to equity surplus, until exhaustion. Any additional deficit is recognized in the Income Statement as a loss.

Investments in subordinated companies abroad are recorded on the basis of their financial statements at December 31 of each year, translated into Colombian pesos, using the United States dollar as functional currency, applying the provisions of International Accounting Standard 21 and abiding by SIC-19 interpretation. Translation of financial statements into Colombian pesos was conducted in compliance with the following principles:

- Monetary items are calculated using the exchange rate for the closing year.
- Non-monetary items used the exchange rate for the date of the transaction concerned
- Income Statement items are calculated using the average rate of exchange for each period reported.

All other long-term, variable-income investments in companies where ISA has no control and that are not listed in the stock exchange, are recorded at cost plus any stock dividend received. If at year's end, the investment's intrinsic value is greater than the carrying value, credits are recorded in re-appraisals affecting revaluation surplus in equity. If the investment's intrinsic value is lower than the carrying value, an allowance is charged to the Income Statement.

Financial derivative instruments

In order to reduce exposure to exchange rate and interest rate fluctuations of financial liabilities with local and international commercial banks and multilateral agencies and of bond issues, the Company obtain coverage through derivative instruments such as swaps, forwards and options.

Although Colombian accounting regulations do not define accounting rules for these transactions, the Company records the rights and obligations that result from such contracts in the balance sheet; rights refer to the amount Company will receive to compensate the effect of the exchange rate on the financial liability, and obligations are the commitment acquired by ISA in local currency, for the hedging operations.

During valuation, derivative contracts obtained for hedging liabilities are adjusted to their market value using the exchange rate at the end of the period; any resulting adjustment is gradually recorded to income statement accounts during the term of the contract, offseting revenues , costs or expenses resulting from variations of exchange rates an interest.

3.4 ALLOWANCE FOR DOUBTFUL ACCOUNTS

On each quarter's closing date, the associated credit risk of the accounts receivable from customers and other debtors is examined in order to determine the respective provisions, which include percentages between 10% and 100%, according to aging analysis and evaluations of the collection of individual accounts in accordance with the following criteria:

Type	Description	Maturity	% Provision
A	Low-risk account receivable	90 – 180 days	10
		181 – 360 days	40
		>= 360 days	100
B	Doubtful account	31 – 90 days	20
		91 – 180 days	50
		>= 180 days	100

3.5 INVENTORIES

Inventories are recorded at cost, and at end of the year, through a provision charged to the Income Statement, their value is reduced to the market value if it is lower. Spare parts, materials and other consumables are valued by the weighted average method.

3.6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, which, where relevant, may include (a) financing costs and exchange differences on foreign-currency liabilities, direct operating costs and administration costs; capitalization of exchange differences is effected until assets are in a condition to be used, and (b) until year 2000, inflation adjustments on costs, excluding exchange differences capitalized and the portion of capitalized interest corresponding to inflation.

Sales and retirements of such assets are discharged at their respective net adjusted cost and differences between sale price and net adjusted cost are recorded to the income statement.

Depreciation is calculated over the asset's cost by the straight-line method, based on the estimated useful life of assets. For the purpose of depreciation calculations, following is a list with the assets' estimated useful life:

Assets	Useful life
Buildings	50
Transmission lines	40
Substations	30
Optic fiber	25
Machinery and equipment	15
Telecommunications equipment	15
Furniture, office equipment, laboratory equipment	10
Communication equipment	10
Transport, traction and lifting equipment	10
National Dispatch Center equipment (average)	8
Computer equipment and accessories	5

Maintenance of these assets is charged to the income statement, while betterment and additions are added to their cost.

Repairs required because of attacks to the electric infrastructure are recorded as extraordinary expenses in the period when the attacks occur and do not increase the useful life originally assigned to the assets. Although the perception of international insurance companies have improved as a result of the security policy implemented by Government, the Company continues having difficulties to obtain insurance for the aforementioned assets continue with insurance companies; accordingly, these damages are accrued in the financial statements as they occur and are not recorded on estimate basis. The administration, in accordance with their historical experience of losses by attacks and the country's political and security circumstances, includes in the annual budget the resources considered enough to cover these losses..

3.7 DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets include prepaid expenses, deferred charges and other assets. Prepaid expenses include mainly monetary items such as insurance premiums and interest, which are amortized as they accrue.

Deferred charges and other assets include goodwill from acquisition of long-term investments, cost of acquisition of software, rights of way, cost of preliminary studies and research, tax to preserve democratic security, bond placement commissions, and licenses and rights, from which future economic benefits are expected to be obtained. It also includes deferred taxes resulting from temporary differences between net income and tax income.

Software is amortized on a straight-line basis over a maximum of 3 years, except for the SAP R3 Integrated System, which is being amortized over 10 years. Charges for studies and research are transferred to Constructions in Progress when a project is determined to be viable; otherwise they are fully amortized in that year. Goodwill, rights of way, bond placement commissions and licenses and rights are amortized on a straight-line basis during the periods over which their benefits are expected to be received, in accordance with feasibility studies for recovery. The Tax to Preserve Democratic Security is amortized over 5 years, the maximum term allowed by the CGN in accordance with Circular 038 of 2003.

3.8 RE-APPRAISALS

Re-appraisals that are part of equity include:

3.8.1 The excess of the valuation (appraisals) of the main components of property, plant and equipment over per-books net cost. Such appraisals were performed by independent appraisers for real-estate property and transport equipment; for other assets it is based on technical studies developed by employees of the Company. These valuations are made at least every 3 years, or when market conditions indicate that such amounts have materially changed. (See Note 11).

3.8.2 The excess of intrinsic value (equity value) of long-term investments over net cost.

3.9 INCOME TAX AND DEFERRED TAX

La provisión del impuesto sobre la renta se determina realizando las depuraciones necesarias para calcular la renta The provision for income tax is determined on the basis of estimates of net taxable income, by making the necessary adjustments to net income inconformity.

The credit deferred tax is the lesser current tax calculated as. results from the excess of tax depreciation and amortization over per-books depreciation and amortization when useful life, depreciation and amortization methods for tax purposes differ from accounting ones.

The debit deferred tax represents the temporary differences that have generated a higher amount of current income tax. Basically, this includes inflation adjustments on non-monetary depreciable and amortizable assets, balances of provisions for doubtful accounts receivable, retirement payments to pensioners, and health, education and other benefits, among others, for which the difference is expected to be reverted in the future.

According to opinion No. 20061-57086 of CGN of January 31, 2006, every company has autonomy in defining the accounting principles regarding deferred tax. Accordingly, ISA has considered inflation adjustments recognized only for tax effects of depreciable fixed assets, as temporary differences that result in the accrual of deferred tax, since these generate a greater monetary correction income tax, increasing the income tax payable, and are subsequently recovered during the following years as the fixed assets are depreciated. (See Notes 10 and 17.2).

The rates used for calculation of deferred taxes are the same as those at which temporary differences are expected to be reverted.

3.10 LABOR LIABILITIES

Labor liabilities are adjusted at the end of each period on the basis of legal provisions and labor agreements in force. An actuarial study is conducted every year to determine pension liability, future health and education benefits and retirement payments to pensioners. Pension payments are charged directly to the Income Statement.

3.11 NET INCOME PER SHARE

Net income per share is calculated on the weighted average number of outstanding shares - 961,956,080 in 2006 and 960,341,683 in 2005.

3.12 3.12 RECLASSIFICATIONS IN THE FINANCIAL STATEMENTS

Certain amounts included in the financial statements at December 31, 2005 were reclassified to conform to the presentation of the financial statements at December 31, 2006.

3.13 MEMORANDUM ACCOUNTS

Memorandum accounts include loans contracted but not disbursed, contingencies resulting from claims and lawsuits, and guarantees granted under loan agreements. They also include temporary and permanent differences between accounting and tax amounts, , which will be reasonably reverted in time, and allow preparing reports with specific purposes reports respectively.

Non-monetary memorandum accounts were adjusted for inflation until December 31, 2000.

3.14 RECOGNITION OF INCOME, COSTS AND EXPENSES

Income, costs and expenses are recorded on an accrual basis. Income resulting from service provision is recognized during the contractual period or when services are rendered.

For ASIC and LAC, revenues regulated by the Energy and Gas Regulatory Commission -CREG-; their remuneration considers, among other aspects, costs incurred by the Company to render services, determined on the annual budgets approved by the control entity. According to the above, and in order to achieve an adequate association between income and expenses for the period, income amounts equivalent to unexecuted costs and expenses are recorded as deferred income and are amortized during the following year, once costs are incurred.

As of October 1, 2005, income and expenses associated with operation coordination and dispatch of the National Interconnected System, ASIC and LAC, correspond to the new affiliate XM Compañía de Expertos en Mercados S.A. E.S.P., as mentioned in Note 1 to the financial statements.

3.15 USE OF ESTIMATES

The preparation of financial statements according to accounting principles generally accepted in Colombia requires some estimates that affect the values of assets, liabilities, revenues and expenses reported for such periods. The actual result of certain items may differ from such estimates.

3.16 OPERATING AND ADMINISTRATIVE LIMITATIONS AND DEFICIENCIES

During 2005 and 2006 no operating or administrative limitations or deficiencies were found that would significantly affect the normal accounting processes, or the consistency and reliability of the accounting figures.

3.17 ACCOUNTING CLEARANCE

As formalized in letter sent to Congress, in 2005, ISA concluded the accounting clearance process in accordance with guidelines of Law 716 of 2001, Law 901 of 2004, and other regulations.

II. SPECIFIC NOTES

NOTE 4: VALUATION OF ACCOUNTING INFORMATION

FOREIGN-CURRENCY OPERATIONS

Current regulations permit free negotiation of foreign currencies through banks and other financial intermediaries, at exchange rates that fluctuate in accordance with offer and demand. Debts, indebtedness transactions and debt management operations in foreign and domestic currency require the approval of the Ministry of Finance and Public Credit.

Operations and balances in foreign currency are converted at the exchange rates in force, as certified by the Financial Superintendency, previously known as Banking Superintendency, and the Inter American Development Bank -BID-, and used for the preparation of the financial statements at December 31, 2005 and 2006. The exchange rates used, expressed in Colombian Pesos, were as follows:

Currency	Code	2006	2005
US Dollar	USD	2,238.79	2,284.22
Euro	EUR	2,954.08	2,693.55
Unit of account *	UAV	3,589.02	3,586.82
Nuevo Sol	PEN	700.5	664.21
Brazilian Real	BRL	1,048.12	980.77

* Unit of Account: Variation index in value of total currency basket generated by market fluctuations in the different currencies' exchange rates with respect to the US dollar.

At December 31, ISA had the following foreign-currency assets and liabilities, expressed in thousands of equivalent US Dollars:

	2006	2005
Assets		
Current assets		
Cash	1,022	4,038
Fixed-yield investment	5,119	7,223
Accounts receivable	12,182	15,590
Total current assets	18,323	26,851
Non-current assets		
Foreign currency investments	291,147	62,821
Total non-current assets	291,147	62,821
Total assets	309,470	89,672
Liabilities		
Current liabilities		
Current portion of financial liabilities	20,339	28,250
Accounts payable	34,508	22,688
Total current liabilities	54,847	50,938
Long-term liabilities	305,024	100,678
Total non-current liabilities	305,024	100,678
Total liabilities	359,870	151,616
Net liability monetary position	(50,400)	(61,944)

Regarding financial liabilities denominated in foreign currency, ISA has contracted hedging operations for USD49,984,669 (2005: USD77,045,152.40).

The application of accounting regulations regarding exchange differences gave rise to the following exchange rate differences in Colombian Pesos, which were accounted as shown below:

	2006	2005
Financial income	221,208	56,650
Financial expenses	(247,408)	(75,107)
Total net exchange difference generated	(26,200)	(18,457)

NOTE 5: : CASH AND MARKETABLE INVESTMENTS

Cash and marketable (short-term) investments on December 31 included:

Account	2006	005	Dec. 2006 rate
Cash			
Cash and deposits in banks	3,366	15,211	5.0 (COP)
Common and special trust funds	20,503	41,083	5.5 (COP)
Total cash	23,869	56,294	
Marketable investments			
Short-term funding	24,849	45,533	6.0 (COP)
Other investments	11,459	16,516	5.3 (USD)
Total Marketable investments	36,308	62,049	
Total cash and Marketable investments	60,177	118,343	

Cash held in trust at December 31, 2006, includes resources for $7,624 (2005: $33,487) that may only be used for the delegated administration of the IPSE, DISPAC, Caucheras, FAER and FAZNI projects.

NOTE 6: LONG-TERM INVESTMENTS – NET

Below is the detail of long-term investments, net, at December 31:

	2006	2005
Equity Investments		
TRANSELCA S.A. E.S.P.	531,680	413,578
ISA Capital Do Brasil (1)	430,467	-
REP S.A.	106,646	100,996
INTERNEXA S.A. E.S.P.	99,496	98,613
Consorcio TransMantaro S.A. (2)	63,867	-
FLYCOM Comunicaciones S.A. E.S.P. (3)	32,849	5,550
ISA Bolivia S.A.	23,698	27,201
XM, Compañía de Expertos en Mercados S.A. E.S.P.	16,084	14,818
ISA Perú S.A.	15,945	18,493
EPR S.A. (4)	11,194	10,284
FEN S.A. (5)	6,676	9,045
Electrocaribe	9,766	-
Electrocosta	2,348	-
Total equity investments	1,350,716	698,578
Other yield equity investments		
In trust rights (6)	8,226	22,878
Total long-term investments	1,358,942	721,456
Long-term investment allowance	(4,812)	-
Total long-term investments	1,354,130	721,456

(1) Corresponds to 99.99% participation in ISA Capital Do Brasil, the special-purpose entity through which investment in CTEEP was made.

(2) Corresponds to 60% participation in Consorcio TransMantaro S.A., to be updated through the equity method in the year 2007.

(3) In the year 2006, ISA capitalized receivable accounts in Flycom Comunicaciones S.A. E.S.P. totaling $40,614 million, thus increasing its participation from 75.04% to 97.18%.

(4) In February of 2005, ISA was accepted as partner of Empresa Propietaria de la Red –EPR–, incorporated in Panama City in 1998. ISA's stake in it is 12.5%. EPR is ruled by private law, and has the endorsement of the "Parent Treaty of Central America's Power Market", as well as a protocol, through which each government grants the corresponding permission, authorization or concession, for construction and exploitation of the first regional electric interconnection system that will link Honduras, El Salvador, Nicaragua, Costa Rica, and Panama; the investment is represented in the form of 5,000 common shares, equivalent to 12.5% participation in this partnership.

(5) The investment is represented in 33,160 shares equivalent to a participation of 0.7884% in the corporation. FEN is a national-order financial entity incorporated by Law 11 of 1982 as a State-owned stock corporation of the Ministry of Mines and Energy, whose principal business is to act as the financial and credit arm of the Colombian energy sector.

(6 Balance of $8,226 corresponds to trust estate to guarantee payment of engineering of UPME projects 1 and 2 of 2003 (2005: $8,993). Year 2005 included, among others, $8,481 of trust estate to enhance market capitalization of preferred shares issued by the Corporation; such balance was liquidated in the year 2006.

The following table includes financial information of the affiliates and ISA's participation in each of them:

2005						
Company	ISA Participation		Financial information			
	Shares	%	Assets	Liabilities	Equity	Income (Loss)
TRANSELCA S.A. E.S.P.	1,956,265,582	64.9978	984,873	348,578	636,295	37,278
ISA Perú S.A.	18,586,446	28.0700	144,077	78,255	65,822	3,708
REP S.A.	21,648,000	30.0000	716,363	380,027	336,335	25,915
INTERNEXA S.A. E.S.P.	25,647,620	99.9998	131,033	32,420	98,613	(12,714)
FLYCOM Comunicaciones S.A. E.S.P.	32,280,066,573	75.0400	55,464	48,070	7,394	(13,197)
ISA Bolivia S.A.	95,638	51.0000	193,020	139,700	53,320	312
XM, Compañía de Expertos en Mercados S.A. E.S.P.	14,789,000	99.7300	160,477	145,619	14,858	29

2006						
Company	ISA Participation		Financial information			
	Shares	%	Assets	Liabilities	Equity	Income (Loss)
TRANSELCA S.A. E.S.P. (1)	2,589,653,311	99.9967	943,219	411,522	531,697	26,606
ISA Perú S.A.	18,586,446	28.0700	129,321	72,576	56,745	5,947
REP S.A.	21,648,000	30.0000	707,514	352,285	355,229	25,840
INTERNEXA S.A. E.S.P.	25,647,620	99.9998	178,950	79,454	99,497	17,661
FLYCOM Comunicaciones S.A. E.S.P.	370,733,604,842	97.1783	49,101	15,298	33,803	(14,821)
ISA Bolivia S.A.	95,638	51.0000	190,570	144,054	46,516	(5,802)
XM, Compañía de Expertos en Mercados S.A. E.S.P.	14,789,000	99.7300	241,119	224,992	16,127	1,269
ISA Capital do Brasil S.A. (2)	506,200,999	99.9999	1,452,757	1,021,435	431,322	(85,738)

(1) On December 20th 2006, Ecopetrol delivered as payment of contributions to ISA 633,387,729 shares it owned in Transelca S.A. E.S.P., thus leaving ISA with a total 1,809,679,227 shares, representing 99.99% of Transelca's total capital. The effect of this increase starts showing on ISA's financial statements, as well as on its consolidated statements, as of January 1, 2007.

The corporate purpose and other information regarding the affiliate companies that are recorded under the equity method and other significant investments are as follows:

(2) On the date of the acquisition of CTEEP, ISA Capital do Brasil posted liabilities of BRL186,018 thousand (equivalent to $189,694), corresponding to its participation in the estimated value of contingency for beneficiaries of the supplementing plan of retirement ruled by law 4.819/58. The subsidiary's management and its legal counsels do not consider it necessary to record additional provisions for contingencies associated to the retirement plan mentioned and/or eventual claims.

According to the concession contract, every four years after its subscription, ANEEL will revise the Permitted Annual Income -RAP- related to energy transmission for authorized project's facilities that started commercial operation after December 31, 1999, as a measure to promote efficiency and tariff changes in accordance with specific ruling to be issued by ANEEL. For tariff cycles July of 2005 - June of 2006, and July of 2006 - June of 2007, through Homologating Resolutions 149/05 and 355/06, respectively, ANEEL authorized, readjustments to RAP based on the variations of IGP-M for such periods until the periodic revision process is concluded. The effects of the revision, foreseen for July of 2007, must be retroactively applied starting July 1, 2005.

INVESTMENTS IN THE POWER SECTOR

TRANSELCA S.A. E.S.P.

In 1998, the Company acquired 65% of Transelca S.A. E.S.P., a mixed-ownership utility company, incorporated on July 6, 1998, whose activities include the provision of energy transmission services in the Colombian Atlantic Coast region, the coordination and control of the Regional Dispatch Center, connection to the National Transmission System and provision of telecommunication services.

Through Minutes No. 6 of June 11, 1999, the Special Shareholders' Meeting of this affiliate unanimously approved the project to decrease its capital by up to $120,000, to be ratified by Minutes No. 22 of the Special Shareholders' Meeting of March 30, 2005; this capital reduction was made effective in July 2006.

In late December of 2006, ISA increased by 34.999% its participation in Transelca S.A. E.S.P. through a stock exchange operation with Ecopetrol, as seen in Note 19. The effect of this increase starts showing as of January 1, 2007.

The exchange terms were determined through an independent technical evaluation study, for exchange of 633,387,729 Transelca shares (34.999% of stock capital) owned by Ecopetrol for 58,925,480 ISA shares. Share unit value of each corporation was determined through equivalent methodologies using the same projection assumptions and criteria (macro scenario, discount rates, expectations, regulation, etc.), and estimates of the value of each of its assets through use of discounted cash flows methodology. The foregoing involved projecting business and financial standing, as well as capital cost of the two companies, using a common base of assumptions. Evaluation date is June 30 2006.

Interconexión Eléctrica ISA Perú S.A.

On February 16, 2001, the Peruvian Government granted to Interconexión Eléctrica S.A. E.S.P, the 32-year concession for the construction, procurement and operation of the 220kV Oroya-Carhuamayo-Paragsha-Vizcarra and 138kV Aguaytía-Pucallpa electric transmission lines and related substations. In order to comply with this purpose, Transelca with 54.86% participation, ISA with 28.07%, and Fondo de Inversiones en Infraestructura, Servicios Públicos y Recursos Naturales administrated by AC Capitales SAFI with 17.07%, incorporated Interconexión Eléctrica ISA Perú S.A. The project began commercial operations in August of 2002, ahead of the date scheduled in the concession contract agreed with the Peruvian Government.

Red de Energía del Perú –REP– S.A.

On June 5, 2002, ISA, in association with Transelca, was awarded by the Peruvian Government the international public bidding for the 30-year concession of the energy transmission systems of Etecen and Etesur. REP provides services of electric power transmission, ancillary services such as operation and maintenance of energy transmission and transport facilities, and specialized technical services. Shareholding in this Company is: ISA 30%, Transelca 30% and EEB 40%..

ISA Bolivia S.A.

On June 27, 2003, through Resolution SSDE No 086/2003, the Superintendency of Electricity of Bolivia granted to ISA the bidding for the construction and 30-year operation and maintenance, starting on the date of commencement of commercial operation, of the Santivañez-Sucre, Sucre-Punutuma and Carrasco-Urubó lines and associated substations. According to the bid terms, the stock company Interconexión Eléctrica ISA Bolivia S.A. -ISA BOLIVIA was incorporated on July 14, 2003. ISA has 51% participation and its affiliates Transelca S.A. E.S.P. and Internexa S.A. E.S.P. have 48.99% and 0.01%, respectively. The Company began commercial operations on September 17, 2005, with the energy supply at the Santivañez - Sucre and Sucre – Punutuma lines; subsequently, the Carrasco-Urubó line was enabled on October 10, 2005.

XM, Compañía de Expertos en Mercados S.A. E.S.P

On October 1, 2005, XM Compañía de Expertos en Mercados S.A. E.S.P., affiliate of ISA, assumed the operation of National Colombian Interconnected System and the administration of the Wholesale Energy Market. ISA has 99.73% participation.

ISA Capital Do Brasil S.A.

Incorporated April 28, 2006 as a special-purpose entity, ISA Capital Do Brasil Ltda. is located in São Paulo City. Its corporate purpose includes participation in the capital of other companies and in other undertakings as partner or shareholder, party in a joint venture, member of a consortium, or any other type of business cooperation. It was made into a public corporation on September 19, 2006. ISA has 99.99% stake in it.

In turn, this corporation became an investor in Companhia de Transmissão de Energia Paulista –CTEEP– as of July 20 2006, with 50.1% participation in common shares (21.0% of total).

CTEEP's results are explained mostly, by an early retirement program for its workers approved by the Board of Directors on November 20, 2006, at an estimated cost of BRL475.7 million which has been recorded in the financial statements of Grupo ISA at December 31, 2006. It is expected that implementation of the program will result in 50% drop in personnel costs by the end of 2007, improving EBITDA margin both for CTEEP and the Group, as a consequence of decreased operating costs.

INVESTMENTS IN TELECOMMUNICATIONS

FLYCOM Comunicaciones S.A. E.S.P.

Firstmark Communications Colombia S.A. - FMCCo – was incorporated in November 1999. In May 2002, the affiliate changed its name to Flycom Comunicaciones S.A. E.S.P. The corporate purpose of this company is the rendering of communication services, value-added services and IP-based services in its own name and that of third parties. To provide its services, the company relies on LMDS (Local Multipoint Distribution System) technology that allows simultaneous wireless distribution of voice, video, data and Internet. The participation of ISA in this affiliate is 75.04%. In 2006, in order to thwart an event of dissolution, ISA capitalized accounts receivable for $40,512, thereby increasing its participation to 97.18%.

INTERNEXA S.A. E.S.P.

On January 4, 2000, ISA incorporated Internexa S.A. E.S.P., whose corporate purpose is the organization, administration, commercializing and rendering of telecommunication services and activities. Internexa is currently engaged in developing and promoting the business of national and international telecommunications transport. ISA's participation in Internexa is 99,99% and corresponds mainly to the transfer of telecommunication assets.

Application effect of the equity method

The effect of the application of the equity method generated variations in the investments, which are reflected in the results and equity, as loss or income for the same value for the years 2005 and 2006, as follows:

	2006	2005
Income from equity method (1)		
INTERNEXA S.A. E.S.P.	17,661	(5,889)
TRANSELCA S.A. E.S.P.	17,294	24,230
REP S.A.	7,752	7,774
ISA Perú S.A.	1,670	1,041
XM, Compañía de Expertos en Mercados S.A. E.S.P.	1,266	28
FEN S.A. (2)	816	3,166
ISA Bolivia S.A.	(2,960)	159
FLYCOM Comunicaciones S.A. E.S.P.	(14,404)	(9,903)
ISA Capital Do Brasil	(85,739)	-
Net income (loss) from equity method	(56,644)	20,606

(1) Para registrar el método de participación se eliminaron los ingresos y gastos en las afiliadas originados en (1) To record the equity method, income and expenses resulting from reciprocal transactions are deleted in the affiliates. (See Note 26)

(2) Starting October of 2005, ISA's investment in FEN is accounted under the equity method as required by CGN in its interpretation of Resolution 365 of 2001, which considers that control also exists, when one or several public sector entities have in another direct or indirect participation equal to or greater than 50%. As a consequence of the above, $816 income was recognized as participation in the results of the company during 2006 (2005: $3,166).

Branch

On September 4, 2002, ISA established a branch in Peru to execute operation and maintenance agreement between ISA and ISA Perú S.A. The branch's term is indefinite; it has no legal personality and does not carry out any activities independently from ISA. It is an extension of the Company in Peru.

NOTE 7: ACCOUNTS RECEIVABLE – NET

Following is the balance of accounts receivable, net as of December 31st:

	2006	2005
Customers		
Energy service	123,661	120,807
Dispatch and coordination CND and CRD	-	142
Liquidation, invoicing, STN and SIC collection	-	363
Telecommunications (1)	24,359	28,721
Accounts receivable from technical services	3,579	894
Total customers	151,599	150,927
Interest receivable		
From customers	21	791
Over loans	30	120
Loans to related parties	36	4,644
Total interest receivable	87	5,555
Loans to employees (2)	14,093	15,135
Prepayments and advances		
Taxes and contributions (3)	34,091	1,855
Suppliers	341	3,727
Contractors	1,064	10,795
For future subscription of shares	-	-
Other	172	22
Total prepayments and advances	35,668	16,399
Other accounts receivable		
Related parties	2,429	39,138
Montelíbano municipality	3,123	4,533
Documents receivable	4,785	6,780
Miscellaneous accounts receivable	3,347	2,310
Total other accounts receivable	13,684	52,761
Total accounts receivable	215,131	240,777
Less – Allowance for doubtful accounts (4)	(10,091)	(14,642)
Total net accounts receivable	205,040	226,135
Long-term accounts receivable		
Telecommunication customers (1)	23,929	28,210
Loans to employees	12,990	11,171
Related parties	2,429	10,165
Documents receivable	4,786	6,780
Total long-term accounts receivable	44,134	56,326
Total short-term accounts receivable	160,906	169,809

(1) In 1997 ISA formed an alliance with telecommunications companies to undertake joint development of a fiber-optic network between Bogota, Cali and Medellin, to improve the national telecommunications system. Two phases of the project were implemented, the first phase began to operate in 1998 and the second phase in 2000. A high percentage of this installation was implemented taking advantage of ISA's existing infrastructure, reason why the Company billed the other members of the alliance for rights of use. Payments to ISA for the rights of use were deferred over ten annual payments in arrears with a three-year grace period. The companies in the alliance have already paid ISA five installments of Phase 1 and three of Phase 2.

(2) Employee receivables correspond to housing loans, vehicle-purchase loans and other loans granted at 5% and 7% interest rates (2005: 5% y 8%) and terms of 13 and 15 years.

(3) Includes: $31,073 (2005: $65) for sales tax paid on the nationalization of goods associated with energy transport, which were discounted from income tax as established by Article 258-2 of the Tax Statute; $1,484 for estimated credit balance of year 2006 income tax (2005 included a payable balance; see Note 17).

It also includes: $876 (2005 - $876) related to administrative decisions issued by DIAN regarding 1995 and 1996 income tax, which are being contested at the administrative jurisdiction; $14 of a claim against the Distrito de Bogotá corresponding to excess payment of municipal tax; and $644 (2005: $914) for prepaid municipal tax.

(4) The decrease in the provision for doubtful accounts was made in accordance with the policies established by ISA. During 2006 the provision for doubtful accounts was affected by some additions that were charged to the final results for the year in the amount of $214 (2005: $601), recoveries for $3,311 corresponding to payment of debts with payment agreements, already provisioned. Additionally, accounts receivable for $1,454 were written-off during 2006 (2005: $3,351).

The composition and maturity of receivables from customers on December 31 (capital only) is as follows:

	2006	2005
Shareholders		
Empresas Públicas de Medellín –EEPPM–	8,201	9,535
Empresa de Energía de Bogotá –EEB–	6	6
Total shareholders	8,207	9,541
Other customers	143,393	141,386
Total accounts receivable from customers	151,600	150,927

Classification of accounts receivable from customers according to maturity date:

	2006	2005
Current	142,419	142,413
Overdue		
Between 1 and 90 days	1,415	827
Between 91 and 180 days	23	9
Between 181 and 360 days	1,494	6
More than 360 days	6,249	7,672
Total overdue	9,181	8,514
Total accounts receivable from customers	151,600	150,927

Accounts receivable are mostly from electric distribution companies to whom ISA mainly provides a service of connection to and use of the National Transmission System. The Company invoices for interest on past due accounts at the highest rate allowed by law; for December of 2005 and 2006 the rates were 26.24% and 22.61%, respectively.

Power sector companies, Electribolívar, Caucasia and Electrotolima, all undergoing liquidation processes initiated by the Superintendency of Public Utilities –SSPD–, owed as of December 31, 2006, $5,669 (2005: $5,568). These overdue amounts are 100% provisioned.

Cedelca and Emcali were intervened by the Superintendency of Public Utilities. In 2006, these companies paid $2,968 million for liabilities that were supported on payment agreements. Additionally, in December, Cedelca fully paid the agreement with respect to use of the National Transmission System, and is still paying the agreement with respect to connection. Balances pending that are supported on payment agreements are 100% provisioned

NOTE 8: INVENTORIES

Inventories, net at December 31 included:

	2006	2005
Short-term inventories		
Material to render services	2,414	1,583
Constructions in progress	-	88
Provision	(290)	(290)
Total short-term inventories	2,124	1,381
Long-term inventories		
Material to render services	56,287	30,117
Total long-term inventories (1)	56,287	30,117
Total nventories	58,411	31,498

(1) Because of the nature of ISA's fixed assets and their spare parts, many of which are not easily obtainable in the market and have long delivery terms, it is necessary a large stocks in order to guarantee continuity of service and compliance with the system's availability indicators.

Includes reclassification of fixed assets as inventories since they include items used for several assets.

NOTE 9: PROPERTY, PLANT AND EQUIPMENT – NET

The net balance of property, plant and equipment at December 31, included:

	2006	2005
Property, plant and equipment		
Networks, lines and cables	1,778,507	1,683,632
Plants and ducts	1,237,171	1,153,046
Buildings	64,948	65,451
Machinery and equipment	27,705	29,054
Computer and communication equipment	20,564	25,553
Transport, traction and lifting material	1,838	1,385
Furniture, fixtures and office equipment	12,632	11,727
Land	20,905	19,924
Subtotal property, plant and equipment	3,164,270	2,989,772
Less – accumulated depreciation	1,075,286	1,001,631
Less – provisions	9,191	1,340
Total property, plant and equipment in operation	2,079.793	1,986,801
Constructions in progress	377,885	144,003
Machinery, plant and equipment in assembly	17,474	7,761
Total property, plant and equipment, net	2,475,152	2,138.565

Retirement and sales of property, plant and equipment during the year generated net income for $283 (2005 - $16). The movement of the accumulated depreciation during 2006 corresponds to the accrual of depreciation for $82,615 (2005 - $88,570), charged to net income. Additionally, depreciation was retired for $8,960 (2005: $26,021).

Assets have no restrictions, not pledged or guaranteed for obligations.

UPME 1 project, worth approximately $217,102, started commercial operation by late 2006.

NOTE 10: DEFERRED CHARGES AND OTHER ASSETS - NET

The balance of deferred charges and other assets, net at December 31 included:

		2006	2005
Deferred charges and other short-term assets			
Prepaid expenses		4,049	4,660
Deferred taxes		9,989	11,331
Total deferred charges and other short-term assets		14,038	15,991
Deferred charges and other long-term assets			
Deferred charges			
Studies and projects	(1)	10,473	3,671
Tax to preserve democratic security		3,258	6,516
Bond placement commission		1,549	4,191
Deferred tax		100,816	73,492
Total deferred charges		116,097	87,870
Intangible assets			
Software		26,476	25,915
Goodwill	(2)	240,474	4,152
Licenses		9,150	7,834
Rights of way		37,424	23,855
Rights and trade marks		27,973	27,914
Inflation adjustment to intangible assets		-	-
Less – Amortization of intangible assets		(47,765)	(41,224)
Total Intangible assets		293,732	48,446
Goods received as payment (Foreclosed assets)	(3)	-	7,135
Miscellaneous		53	59
Total deferred charges and other long-term assets		409,882	143,510
Total deferred charges and other assets		423,920	159,501

(1) Includes designs and studies for the construction of the Primavera-Bacatá and Primavera-Ocaña-Copey-Bolívar UPME projects. These projects improve the interconnection of the country and enhance the development of the regional power market in the Andean Community of Nations (CAN), with future perspectives towards Central America. It also includes bids, and debt-structuring commissions.

(2) The increase during 2006 corresponds to goodwill for $105,858 resulting from the purchase of 60% of Consorcio TransMantaro S.A., and $130,464 generated in the purchase of 34.999% of Transelca S.A. E.S.P. through exchange of shares with Ecopetrol.

(3) In 2005, corresponds to the value of shares of Electricaribe and Electrocosta received as payment, and which, as a result of a change in accounting regulations, were reclassified as other investments.

NOTE 11: RE-APPRAISALS

Re-appraisals at December 31 included:

	2006	2005
Investments	2,276	1,061
Property, plant and equipment (*)	1,296,727	1,132,900
Total re-appraisals	1,299,003	1,133,961

En el año 2006 se realizó una actualización de los avalúos comerciales de los principales componentes de las In 2006, commercial appraisals were updated for the main components of property, plant and equipment, taking into consideration that in compliance with CGN External Circular No. 060 of 2005, the appraisals must be performed every three years (the latest was made in 2005). Real estate was appraised commercially given that they had been appraised in 2004, and according to CGN External Circular Letter No. 045 of 2001, they must be appraised every two years. The aforementioned Circular Letter was derogated through CGN External Circular Letter No. 060 of 2005; nevertheless, management deemed convenient to update the appraisals in current year.

Technical appraisals in 2005 were made by using the Straight-line Depreciated Replacement Cost method, which consists of determining the present value of the equipment in use, based on the actual cost of an asset that provides the same service (the as-new replacement value -VRN-), proportionally affected by the remaining time of service (remaining useful life) with respect to the useful life initially established. This criterion was applied to every specialized asset that ISA has in operation for transmission (use and connection).

(*) The following table details the re-appraisal of property, plant and equipment:

	2006			2005		
Assets	Appraisal	Net accounting balance	Re-appraisal	Appraisal	Net accounting balance	Re-appraisal
Transmission lines	1,817,893	1,099,403	718,490	1,677,420	1,039,575	637,845
Transmission substations	1,322,820	834,323	488,497	1,228,512	787,974	440,538
Land	82,907	20,905	62,002	55,750	19,924	35,826
Buildings	67,353	49,089	18,264	58,550	50,163	8,387
Telecommunications usufruct	83,199	74,498	8,701	87,842	78,686	9,156
Vehicles	1,288	515	773	1,288	140	1,148
Totales	3,375,460	2,078,733	1,296,727	3,109,362	1,976,462	1,132,900

NOTE 12: OUTSTANDING BONDS

Characteristics and balances of outstanding bonds at December 31 are detailed below:

Issue	Series	Term (Years)	Interest rate %	2006	2005	Maturity
First	B	7	DTF + 3.4	-	35,000	19-Ene-06
Second	A	7	DTF + 2.4	-	72,250	13-Abr-06
Second	B	7	IPC + 10.0	-	29,312	13-Abr-06
Second	C	10	DTF + 2.5	59,700	59,700	13-Abr-09
Second	D	10	IPC + 10	30,879	30,879	13-Abr-09
Third	A	10	IPC + 8.10	130,000	130,000	16-Jul-11
Program Tranche 1		7	IPC + 7.0	100,000	100,000	20-Feb-11
Program Tranche 2		12	IPC + 7.3	150,000	150,000	20-Feb-16
Program Tranche 3		15	IPC + 7.19	108,865	108,865	07-Dic-19
Program Tranche 4		20	IPC + 4.58	118,500	-	07-Abr-26
Program Tranche 5		7	IPC + 4.84	110,000	-	21-Sep-13
Capitalized interest				7,708	12,055	
Total outstanding bonds				815,652	728,061	
Total outstanding long-term bonds				815,652	585,627	
Total outstanding short-term bonds				-	142,434	

Bonds accrued interest during 2006 for $81,378 (2005: $88,218), which was recorded as financial expense.

Below is the detail of maturities for outstanding bonds:

Year	Capital	Interest	Total
2009	90,579	7,708	98,287
2011 onwards	717,365	-	717,365
	807,944	7,708	815,652

The first issue carried out in 1998 for an amount of $130,000 has been repaid; the $35,000 outstanding balance was cancelled during 2006 .

The second issue for $180,000, series A, B, C and D, was used 50% for the cash flows in 1999 and 50% for the Investment Plan. At 2006 year's end, the balance is $98,287; series A and B for the amount of $107,432 matured and were repaid. The balance increases due to the capitalization of series issued at IPC (Consumer Price Index).

The third issue, for an initial value of $130,000 was used to substitute domestic and foreign currency loans to reduce exchange risk exposure and expand the portfolio's average maturity.

Bond program for an amount of $450,000 was expanded to $850,000; tranches 4 and 5 for $118,500 and $110,000, respectively, were issued in 2006. Total balance issued as of the end of the year is $587,365. From theses resources 50% corresponds to debt management operations and 50% to cash flows and investment financing.

NOTE 13: FINANCIAL LIABILITIES

The balance of financial liabilities at December 31 included:

Credit line	Currency	Interest rate %	2006	2005	Date of latest payment	Guarantee
Obligaciones financieras nacionales						
ABN_Amro	COP	DTF + 1.72	-	16,000	19-Jul-05	(2)
Davivienda	COP	DTF + 0.24	48,000	-	04-May-07	(2)
Davivienda	COP	DTF + 1.50	22,000	-	27-Sep-08	(2)
BBVA	COP	DTF + 0.90	96,638	-	10-Oct-07	(2)
BBVA	COP	DTF + 1.50	100,000	-	27-Sep-08	(2)
Bancolombia	COP	DTF + 2.60	70,000	-	29-Nov-10	(2)
Total domestic financial liabilities			336,638	16,000		
Foreign financial liabilities						
BID 195 IC/CO	UAV	7.42%	155	35,709	18-Dic-06*	(1)
Medio Crédito Centrale	ITL	Tasa Fija 1.75%	12,542	14,704	19-Jun-10	(1)
BIRF-3954-CO	USD	Tasa Fija Tramos (6.32%)	14,036	26,952	15-Feb-11	(1)
BIRF-3955-CO	USD	Libor 6 M + Spread	180,603	209,143	15-Oct-12	(1)
Banco Central del Perú Sucursal Panamá	USD	Libor 6 M + 1%	-	7,994	30-Dic-06	(2)
BNP Paribas	USD	Libor 6 M + 0.345%	73,325	-	20-Abr-17	(2)
ABN_Amro Y JP Morgan	USD	Libor 6 M + Spread	447,758	-	18-Jul-09	(2)
Total foreign financial liabilities			728,418	294,502		
Total financial liabilities			1,065,056	310,502		
Less short-term portion			192,447	88,525		
Total long-term financial liabilities			872,609	221,977		

* Saldo por diferencia tasa de cambio UAV

1) Loans in foreign currency are guaranteed by the Nation.

2) Unsecured.

Financial liabilities accrued interest in 2006 for $66,168 (2005 - $23,468), which was registered as financial expense.

Disbursement of German and Brazilian funds for financing substations' goods and supplies started in March of 2006. This USD37.8 million loan at Libor + 0.345% and ten-year term, has political and commercial risk coverage from German ECA Euler Hermes; USD32.8 million were disbursed during 2006.

On July 17, 2006, ISA executed a USD550-million loan agreement with ABN Amro and JP Morgan banks for acquisition of 50.1% of common shares of CTEEP through ISA Capital do Brasil. On December 28, 2006, ISA prepaid the loan's first tranche -USD350 million-, thus complying with commitments agreed with rating agencies and lender banks.

The loan's second tranche -USD200 million- was syndicated with ten local and international banks, a fact that reassures the confidence in ISA of each participating bank.

Additionally, domestic commercial banks provided resources to cover cash flow.

At December 31, financial liabilities included balances denominated in the following currencies:

		Balance in original currency (1)		Balance in domestic currency (million)	
Currency	Interest rate	2006	2005	2006	2005
US Dollar	Libor + BIRF Spread	319,691	106,859	715,721	244,090
Unit of account	Fixed rate 7.42%	43	9,955	155	35,708
Euros (liras)	Fixed rate 1.75%	4,246	5,459	12,542	14,704
Colombian pesos	DTF + 3.15% a DTF + 4.1%	336,638	16,000	336,638	16,000
				1,065,056	310,502

(1) Amounts in original currency, other than the Colombian peso are expressed in thousands.

Maturity of long-term financial liabilities at December 31, 2005:

Year	COP
2008	387,347
2009	263,919
2010	110,225
2011	39,975
2012 onwards	71,143
Total long-term obligations	872,609

COMMITMENTS RELATED TO LOANS

The Company has agreed to comply with the following covenants during the term of the loans:

Banco Interamericano de Desarrollo –BID–

ISA will not assume, without the Bank's prior approval, new financial liabilities with a maturity greater than one year, as a result of which; a) The ratio between its own internal cash generation and shareholders contributions already committed for total debt service is lower than 1.2 and; b) the ratio between long-term debts, (excluding those that have to be covered by its shareholders), and equity exceeds 1.2 times.

ISA's short-term bank and commercial indebtedness pending payment each year will not exceed 45% of the current assets in that year.

ABN Amro and JP Morgan Bank

ISA's financial commitments with ABN Amro and JP Morgan banks under USD550 million loan are: net debt balance/EBITDA ratio shall be lower than or equal to 5.5 for 2006, 5.0 for 2007, and 4.5 for 2008 and 2009, b) EBITDA/interest ratio shall be greater than or equal to 2.25 for 2006 and 2007, and 2.5 for the period 2008-2009.

As of December 31, 2006 and 2005, the Company had satisfactorily complied with the aforementioned commitments.

NOTE 14: HEDGING OPERATIONS

The balance of hedging operations at December 31 includes:

Concept	2006	2005
Exchange difference	38,062	70,231
Interest	12,150	12,357
Total hedging operations	50,212	82,588

The amount recorded relates to interest and exchange difference resulting from swaps with BNP and Bancolombia.

At December 31, 2006 the Company had an exchange rate swap agreement with Bancolombia with rights for USD5690,000 related to hedging, and a Cross Currency Swap (interest rate) with BNP Paribas with rights for USD44,294,669 (2005 - USD44,294,669) and liability for $125,000 (2005 - $125,000); under such agreement, the Company agreed to receive a 13.7% fixed interest rate and to pay floating rates based on LIBOR + 0.265% determined every six months.

Hedging operations generated interest during the year for $13,264 (2005 - $14,422) and net exchange difference for $3,334 (2005 - $28,625).

All the above-mentioned hedging operations mature in March and April of 2007.

NOTE 15: ACCOUNTS PAYABLE

The balance of accounts payable at December 31 included:

	2006	2005
Related parties (1)	210,190	139,939
Suppliers	29,189	55,383
Contractors	16,417	6,205
Dividends	28,810	25,449
Financial expenses	26,125	23,394
Other accounts payable	3,373	4,478
Other taxes	5,501	4,636
Total accounts payable	319,605	259,484
Less long-term accounts payable (Related parties)	203,293	110,397
Total short-term accounts payable	116,312	149,087

(1) Includes $198,609 (2005: $132,405) related to loans received from Transelca S.A. E.S.P. and ISA Capital Do Brasil, with the following conditions:

Affiliate	Maturity	Interest rate	Balance -capital	Balance - interest
	Loans granted by Colombian affiliates			
TRANSELCA S.A. E.S.P.	30-Dec-08	DTF + 1.5%	28,500	4,317
TRANSELCA S.A. E.S.P.	26-Dec-09	Fixed rate (7.71%)	31,908	1,286
TRANSELCA S.A. E.S.P.	07-Dec-12	Fixed rate DTF AE Dec 31 of former year	72,642	284
TRANSELCA S.A. E.S.P.	07-Dec-12	Fixed rate DTF AE Dec 31 of former year	12,537	8
	Total loans from Colombian affiliates		145, 587	5,895
	Loans granted by foreign affiliates			
ISA Capital Do Brasil	28-Dec-14	Libor 6M + 3%	53,022	25
	Total loans granted from foreign affiliates		53,022	25
	Total loans from affiliates		198,609	5,920

NOTE 16: LABOR LIABILITIES

Labor liabilities at December 31 included:

	2006	2005
Labor liabilities		
Severance payments and interests	2,525	2,170
Vacations	1,287	1,260
Vacation bonus	2,077	2,142
Other	37	13
Total labor liabilities	5,926	5,585
Less – short-term portion	4,931	4,821
Long-term labor liabilities	995	764

NOTE 17: ACCRUED LIABILITIES AND ESTIMATED PROVISIONS

Accrued liabilities and estimated provisions at December 31 included:

	2006	2005
Provision for taxes and contributions	257	454
Provision for recovery of towers (1)	-	611
Provision for income tax (2)	-	34,723
Provision for contingencies (3)	545	1,164
Other provisions for agreed labor benefits (4)	28,513	24,134
Retirement pensions	83,447	81,186
Other estimated liabilities and provisions (5)	12,276	12,929
Total estimated liabilities and provisions	125,038	155,201
Less – short-term portion	13,077	49,881
Total estimated liabilities and long-term provisions	111,961	105,320

(1) Provision for the repair of collapsed towers that could not be repaired at the end of 2005 and 2006.

(2) Current year income tax -Note 17.2-, plus Peru branch's taxes ($176), less tax discount for VAT paid ($7,784), withholding tax ($18.390), and prepaid taxes ($3,487).

(3) In 2005, the Company began to recognize an estimated liability corresponding to the present value of future health and education benefits and pension payments for pensioners calculated with the same methodology used to calculate pension liability and with the same amortization percentage.

(4) Increase in 2006 with respect to 2005 is due to updating of pension liability and 0.93% increase in amortization percentage, as provided by Decree No. 051 of 2003 that permits linear distribution of amortizable percentage of actuarial estimate as of December 31 of 2002 until the year 2023.

(5) Includes $1,506 (2005 - $4,122) corresponding to 2.5% commission on guarantees established with Bancolombia and BBVA Ganadero during bidding and awarding processes of UPME 01 and 02 of 2003 projects that must be paid during construction of the projects. Also includes $6,114 of FAER provision (2005 - $5,800) and $1,539 corresponding to incentive for results for variable compensation.

17.1 RETIREMENT PENSIONS AND AGREED LABOR BENEFITS

Retirement pensions

Under the labor agreements (individual and collective) subscribed, the Company is required to pay pensions to employees who satisfy certain conditions of age and length of service. However, the Social Security Institute (ISS) and the Pension Management Funds have assumed the greater part of this obligation.

The present value for retirement pensions as of December 31, 2005, and 2006 was determined using actuarial calculations that comply with the law and specifically with individual and collective labor agreements (Collective Labor Pact and Collective Labor Agreement). The estimates used were as follows:

	2006	2005
Actual interest rate	4.80%	4.80%
Future increase of pensions and salaries	5.34%	6.08%
Number of persons covered by the plan	459	525

On December 31, 2006, the Company had 653 (2005 - 661) active employees, of whom 118 (2005 - 138) are covered by the pension plan provided in the collective and individual agreements, while the remaining 535 (2005 - 523) are under the jurisdiction of Law 100 of 1993. The actuarial estimate covers active personnel (118), retired personnel (292), surviving spouse pension benefit substitutions (34), pension portion for which ISA is accountable (12) and contingent personnel – retired personnel with more than 20 years of service (3).

As of December 31, 2006, ISA had amortized 84.21% (2005 - 83.28%) of the projected obligation; increase in the amortization percentage was 0.93%, in accordance with Decree 051 of 2003, which allows distributing the amortizable percentage of the actuarial estimate as of December 31, 2002, until 2023 in a straight-line form.

The movements in the actuarial estimate and the deferred liability at December 31 are as follows:

	Projected liability	Deferred cost	Net liability
Balance at December 31, 2004	126,078	22,254	103,824
Plus increase of the actuarial estimate	8,371	828	7,543
Less recovery from future pensions - Legislative Act 001/05	(31,990)	(6,784)	(25,206)
Transfer of liability to XM (projected obligation)	(4,975)	-	(4,975)
Balance at December 31, 2005	97,484	16,298	81,186
Plus increase of the actuarial estimate	1,615	(646)	2,261
Balance at December 31, 2006	99,099	15,652	83,447

During 2006, pension payments totaled $10,781 (2005: $10,581).

Agreed Labor Benefits

The Company recorded the future payments for health and education benefits to pensioners in addition to those required by legal regulations, according to labor agreement in force. This practice was adopted in 2005 as a prudent policy seeking to alignment with International Accounting Standards – IAS

The calculation included extralegal benefits with present value of $33,860 agreed in individual and collective labor agreements to which present and future pensioners are entitled, such as education and health (supplementary plans and aid for health expenses) and pension contributions. Amounts and amortization are as follows:

	Total liability 2006	Total liability 2005	Total amortized Dec-06	Total amortized Dec-05	Year expense
Pension payments	5,076	6,015	4,275	5,009	(734)
Study aid	1,479	1,762	1,245	1,468	(223)
Health aid	27,305	21,202	22,993	17,657	5,336
Total	33,860	28,979	28,513	24,134	4,379
Amortization percentage			84.21%	83.28%	

The health aid liability increased 28.8% as a result of a quantification methodology change in accordance with international standards.

The amortization methodology for aids and benefits is the same one used to amortize the pension liability. Amortization of aids and benefits as of December 31, 2006 equals 84.21% (2005 - 83.28%), equivalent to 0.93% increase (amortization percentage increase stipulated by Decree No. 051 of 2003). Accounting entries are recorded in independent accounts from those of the actuarial estimate.

Pending amortizable balance will be recognized by the straight-line method until 2023, in accordance with the Company's amortization plan of the pension liability.

17.2 INCOME TAX

The reconciliation between accounting income and taxable income for 2005 and 2006 is as follows:

	2006	2005
Income before taxes	164,139	240,456
Plus items that increase distributable income:		
Tax monetary correction	50,534	56,456
Non-deductible provisions	1,341	18,925
Loss on Forward valuation	(20,425)	13,136
Cash dividends received	37,482	21,321
Non-deductible costs and expenses	16,665	23,692
Less items that decrease distributable income:		
Excess of depreciation and amortization	(16,658)	(59,473)
Additional depreciation expense and amortization for tax inflation adjustment	(39,669)	(53,533)
Write-off and tax provision for accounts receivable	(1,555)	(2,904)
Recovery of provisions	(9,000)	(10,483)
Income from equity method	56,644	(20,634)
Non-taxable dividends and participations	(16,324)	(5,691)
Cost of fixed assets sold		
Income from re-appraisal of fixed-income securities	(20)	323
Special deduction of productive real fixed assets	(125,785)	(31,216)
Other	(1,554)	(1,862)
Total ordinary income	95,814	188,513
Notional income	109,626	91,932
Taxable income	109,626	188,513
Taxable income	109,626	188,513
Less tax-exempt income	(6,974)	(19,717)
Taxable distributable income	102,651	168,796
Tax rate	35%	35%
Current income tax	35,928	59,079
10% surtax (1)	2,695	5,129
Total current taxes	38,623	64,208

(1) Determination of Surtax:

Determination of Surtax	2006	2005
Current income tax	35,928	59,079
Tax discounts	(8,982)	(7,784)
Net income tax	26,946	51,294
Surtax 10%	2,695	5,129

Net tax effect on the results of the year:

	2006	2005
Current income tax	35,928	59,079
Surtax expense	2,695	5,129
Debit deferred tax	(25,967)	(31,350)
Credit deferred tax	(1,025)	19,447
CAN countries tax	2,038	972
Net charge to income	13,670	53,277

Reconciliation between accounting and taxable equity at December 31 is as follows:

	2006	2005
Accounting equity	3,313,067	2,786,702
Plus:		
Non-deductible provisions	80,064	105,525
Credit deferred tax	109,406	110,429
Monetary correction effect	680,811	605,387
Less:		
Accounting re-appraisals	1,296,727	1,133,961
Debit deferred tax	110,805	84,823
Tax to preserve democratic security	3,258	6,516
Excess of tax depreciation of fixed assets	281,742	260,671
Excess of amortization of deferred charges and intangible assets	31,677	36,731
Total taxable equity	2,459,139	2,085,341

The following temporary differences generated a deferred tax liability for tax years ended December 31, 2005 and 2006:

	2006	2005
Debit deferred tax		
Provision for accounts receivable	2,300	7,165
Estimated liabilities	29,852	26,387
Pensiones de jubilación	21,966	24,606
Inflation adjustments	257,557	153,539
Excess of notional income	13,811	-
Forwards	10,062	30,487
Total deferred tax basis	335,548	242,184
Tax rate	33%	35%
Debit deferred tax	110,731	84,764
Branch's deferred tax	59	59
Balance	110,790	84,823
Credit deferred tax	2,006	2,005
Excess of tax depreciation	281,742	260,671
Excess of tax amortization	31,677	36,731
Equity method	18,110	18,111
Total deferred tax basis	331,529	315,514
Income tax rate	33%	35%
Credit deferred tax	109,405	110,430

Tax regulations applicable to the Company provide:

a) Taxable income is subject to a 35% income tax rate. As of 2003 and until 2006, regulation set forth surtax equivalent to 10% of the net income tax determined for each of these taxable years, applicable to income taxpayers. Income tax rate for 2007 will be 34%, and as of 2008, it will be 33%.

b) The basis to determine income tax shall not be lower than 6% of the Company's net fiscal equity on the last day of the preceding taxable year, calculated as established by tax regulations in force (Presumptive income). As of 2007, it will be 3%

c) The system of integral inflation adjustments has been suspended for fiscal effects as of fiscal year 2007.

d) According to tax regulations in effect, starting 2007, corporations are allowed to offset without any restriction as to percentage and time, readjusted tax losses with ordinary net taxable income, without prejudice of the presumptive income of the fiscal year. Any excess of presumptive income over ordinary income obtained as of 2007 can be offset with ordinary net taxable income of the following five (5) years readjusted for tax purposes.

e) As of 2004, income tax payers performing transactions with foreign related or associated parties are required, for income tax purposes, to determine their ordinary and extraordinary revenues, costs and deductions, assets and liabilities, taking into consideration for these transactions the prices and profit margins of the market. At this time, the Company's management and its counsels have not concluded the study for 2006; however, based on the satisfactory results of the study conducted for 2005, their opinion is that no significant additional income tax provisions shall be required as a result of the study.

f) Law 863 of 2003 established that income tax payers could deduce 30% of the effective investments made only in productive real fixed assets. After applying this regulation, and based on investments made by the Parent Company in 2006, the period's ordinary net taxable income was decreased by $125,875 (2005: $31,216). As of 2007, the percentage of this deduction will be 40%.

g) In 2005, Decision 578 of the Andean Community of Nations (CAN) entered into force. This decision seeks to avoid double taxation of the income earned in any of the member countries by using o through use of an exoneration mechanism. Based on this decision and on the opinions of tax advisors, the income earned in countries that are members of the CAN are considered to be tax exempt.

h) The income tax returns for 2006 and 2005 are subject to the review and approval of tax authorities. The Company's management and its legal counsels consider that the amounts accounted as income tax payable are enough to pay any liability that could be determined for such years.

i) In 2003, tax regulations established the equity tax for the years 2004, 2005 and 2006, payable by individuals and legal entities who pay income tax and whose tax equity is greater than $3,000 million. Equity tax accrues on the first day of each taxable year at a rate of 0.3% on the net equity recorded on January 1st of each taxable year. According to Law 1111 of 2006, from January 1st of 2007 and until 2010, the basis for equity tax shall be the net equity recorded on January 1st of 2007; the rate shall be 1.2%.

NOTE 18: OTHER LIABILITIES

Balance of other liabilities at December 31:

	2006	2005
Other short-term liabilities		
Delegated administration	7,624	33,974
Income from sales received from advanced	6,131	884
Other minor	35	(160)
Total other short-term liabilities	13,790	34,698

	2006	2005
Other long-term liabilities		
Deferred taxes	109,405	110,429
Deferred income	54,413	50,351
Deposits received –withholding on contracts	1,003	2,636
Other minor	2,667	3,222
Total other long-term liabilities	167,487	166,638

NOTE 19: SHAREHOLDERS' EQUITY

SUBSCRIBED AND PAID-IN CAPITAL

Subscribed and paid-in capital at December 31 was distributed as follows:

	2005		
Shareholder	Number of shares	Amount $ Million	% Participation
Common shares			
The Nation	569,472,561	18,679	59.299
Empresas Públicas de Medellín –EEPPM–	102,582,317	3,365	10.682
Empresa de Energía de Bogotá –EEB–	17,535,441	575	1.826
Fondo de Pensiones Obligatorias Protección	39,441,754	1,294	4.107
Fondo de Pensiones Horizonte	14,256,324	468	1.485
Fondo de Pensiones Obligatorias Colfondos	13,537,750	444	1.410
Foreign investors	12,035,460	395	1.253
ISA ADR Program	4,560,600	150	0.475
Other shareholders	186,919,476	6,129	19.464
Outstanding subscribed capital	960,341,683	31,499	100.000
Reacquired own shares	17,820,122	585	
Total subscribed and paid-in capital	978,161,805	32,084	

2006

Shareholder	Number of shares	Amount $ Million	% Participation
Shareholder			
The Nation	569,472,561	18,679	55.871
Empresas Públicas de Medellín –EEPPM–	102,582,317	3,365	10.064
Ecopetrol	58,925,480	1,933	5.781
Empresa de Energía de Bogotá –EEB–	17,535,441	575	1.720
Fondo de Pensiones Obligatorias Protección	49,427,960	1,621	4.849
Fondo de Pensiones Horizonte	14,494,416	475	1.422
Fondo de Pensiones Obligatorias Colfondos	14,343,297	470	1.407
Fondo de Pensiones Santander	13,533,816	444	1.328
Foreign investors	9,807,307	322	0.962
ISA ADR Program	4,752,350	156	0.466
Other shareholders	164,392,218	5,391	16.130
Outstanding subscribed capital	1,019,267,163	33,431	100.000
Reacquired own shares	17,820,122	585	
Total subscribed and paid-in capital	1,037,087,285	34,016	

SHARE ISSUE FOR EXCHANGE OPERATION

The Company privately issued 58,925,480 registered common capital-stock shares, without preemptive rights, exclusively for Ecopetrol S.A., as approved by the Special Stockholders' Meeting held on November 24, 2006. The transaction is part of an exchange operation under which, Ecopetrol S.A. delivered to ISA 633,387,729 shares it held in Transelca S.A. E.S.P., which represents an additional participation of 35% in the subscribed capital of this affiliate, previously controlled with 64.9%.

CAPITAL SURPLUS

- **Additional paid-in capital**
  The additional paid-in capital is the excess of the sales price over the par value of the subscribed shares. In 2006 it increased by $314,619, corresponding to share issue to pay 34.999% of Transelca S.A. E.S.P. shares.

- **Received for projects**
  This account represents amounts delivered by Government for the construction of the first circuit of the 500-kV line to the Caribbean Coast.

RESERVES

- **Legal reserve**
  The law requires the Company to appropriate 10% of annual net income as a legal reserve until the balance of the reserve is equal to 50% of subscribed capital. This mandatory reserve may not be distributed prior to the liquidation of the Company, but may be used to absorb or reduce net losses. Any balance of the reserve in excess of 50% of subscribed capital is at the disposal of the shareholders.

  For Tax purposes mandatory reserve
  The Shareholders' Meeting approved this reserve from net income, in compliance with Article 130 of the Tax Code, in order to obtain tax deductions for depreciation in excess of book depreciation. As legally provided, this reserve can be released whenever subsequent accounting depreciation exceeds tax depreciation, or when the assets giving rise to the incremental amount deducted are sold.

- Reserve for reacquisition of own shares
  The Shareholders' Meeting of March 22, 2001 approved an $8,500 special reserve for the repurchase of own shares held by the stock liquidity fund that was created to add liquidity to ISA shares, and a $38,100 special reserve to acquire own shares held by EEPPM.

- Reserve for reinforcement of equity
  On March 26, 1999, the Shareholders' Meeting approved an occasional reserve in accordance with Article 47 of the Articles of Incorporation. This voluntary reserve was ordered so that the Company could retain its solid financial position, and maintain the financial indicators and covenants required by the rating agencies, in order to obtain the investment grade rating, and to comply with contractual commitments to lenders.

- Reserve for rehabilitation and replacement of STN assets
  The Shareholders Meeting held on March 30, 2000, approved a $24,933 reserve for the rehabilitation and replacement of assets of the National Transmission System, and on March 18, 2002, approved an additional reserve of $12,502.

EQUITY REVALUATION

Inflation adjustments on equity accounts recognized until December 31, 2000, have been credited to this account and charged to the income statement. This amount cannot be distributed as dividend, but can be used to increase subscribed capital.

SURPLUS FROM EQUITY METHOD

Relates to the equity variations of investments in subordinates, as a consequence of application of the equity method. See Note 3.3.

NOTE 20: MEMORANDUM ACCOUNTS

The balance of memorandum accounts at December 31 was:

	2006	2005
Debtor memorandum accounts		
Other contingent rights	54,082	54,443
Tax debtor memorandum accounts (1)	2,512,147	1,356,568
Total debtor memorandum accounts	2,566,229	1,411,011
Creditor memorandum accounts		
Claims and lawsuits	832,216	841,184
Loans receivable	5	6
Hedging operations	482	6,213
Other contingent liabilities	165,787	177,546
Tax creditor memorandum accounts (2)	126,633	36,243
Other creditor control memorandum accounts	6,681	1,437
Total creditor memorandum accounts	1,131,804	1,062,629

(1) Represents differences with accounting, which result from applying the inflation adjustment system for tax effects and differences in accounting and tax deductions to determine ordinary net taxable income. In 2005, $673,552 tax cost was included for long-term investments.

(2) Discloses the net effect of the year's monetary correction on the period's distributable income and the accounting and tax difference on liabilities.

20.1 CLAIMS AND LAWSUITS

ISA currently appears as part, as a defendant, plaintiff or as an intervening third party, of judicial processes of administrative, civil and labor nature. None of the processes in which the Company appears as a defendant or as an intervening third party could affect the Company's stability. Likewise, in its own name, the Company has performed the necessary legal actions to develop its corporate purpose and to defend its interests.

Following is the information related to legal actions in which the Company is currently involved:

a) At December 31, 2006, ISA has filed an administrative claim against Electrificadora del Atlántico, Electrificadora de Bolívar and Empresa de Energía de Magangué for default interest on accounts for the use of STN and Energy Pool, for $14,854.

b) ISA has filed a civil claim against Sistep Ltda and Aseguradora de Fianzas S.A. –Confianza-, at the Circuit Civil Court No. 10 of Medellín, for USD1,936,618 plus $1,175, as a result of the delay in the delivery of equipment to the Yumbo and La Esmeralda substations, and resulting damages. Additionally, ISA is claiming payment of the insurance policy by Confianza. The process is in the discovery stage.

c) Cundinamarca Administrative Tribunal, first Section. ISA has sued the Superintendency of Public Utilities for $1,424 as a result of issuing administrative acts that prevent ISA (ASIC) from exercising its rights to limit power supplies and the collection of billings to Empresas Públicas de Caucasia. The process is pending judgment.

d) Administrative Tribunal of Antioquia. ISA has filed a Nullity and Redress lawsuit against the tax authorities (Dirección de Impuestos y Aduanas Nacionales –DIAN-), for $4.780, related to default interest in favor of ISA, resulting from the non-timely returning of excess income tax paid in 1995. The process is currently awaiting judgment from the Tribunal.

e) Administrative Tribunal of Antioquia. ISA challenged Resolutions 1233 and 1234 of 2001, by which the Municipality of San Carlos requested the payment of taxes by the public space occupation and disturbance for $1,839 and $554 of 2000 and 2001, respectively. The first process is awaiting judgment at the Tribunal. In the second process the Municipality appealed before the State Council the trial court's decision favorable to ISA.

f) Nullity and Redress Process No. 064. Flores III LTDA & CIA. S.C.A. E.S.P. has sued the Nation- Ministry of Mines and Energy, CREG, ISA and Electrificadora del Caribe S.A. E.S.P. Claim: Declaration of nullity of CREG Resolution 031 of July 22, 1999, by which the appeal presented by Electricaribe S. A. was accepted, releasing the company from paying amounts invoiced by ISA for the restriction of the 220-110 kV autotransformer. Declaration of nullity of alleged administrative act resulting from failure to answer within the legal term a request for direct repeal of the foregoing Resolution and award payment of $2,343. The process was decided on the first instance and ISA was to pay the claims; it is pending decision from the State Council since 2003.

g) Administrative Tribunal of Antioquia. Termocandelaria has filed a Nullity and Redress lawsuit against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $20,794 regarding CREG Resolutions 034, 038 and 094 of 2001.

h) Administrative Tribunal of Antioquia. Central Hidroeléctrica de Betania S.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $54,598 and USD15,373,890, for capacity charges - CREG Resolutions 077 and 111 of 2000.

i) Administrative Court of Antioquia. EMGESA S.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $193,662 and USD82.4 million regarding application of CREG Resolutions 077 and 111 of 2000.

j) Administrative Court of Antioquia. CHIVOR S.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $89,008 and USD32.5 million for capacity charges - CREG Resolutions 077 and 111 of 2000.

k) Administrative Court of Antioquia. PROELECTRICA & Cia S.C.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $9,207 regarding application of CREG Resolutions 034 and 038 of 2001.

l) Administrative Court of Antioquia. TERMOTASAJERO S.A. E.S.P. has filed Nullity and Redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $128,848 regarding application of CREG Resolutions 034 and 038 of 2001.

The lawsuits for application by ISA, as the Administrator of the Commercial Settlement System (Administrador del Sistema de Intercambios Comerciales -ASIC), of CREG Resolutions 077 and 111 of 2000, capacity charges, correspond to CREG's change in calculation methodology, which according to the plaintiff companies caused them damages; the same happens with Resolutions 034 and 038 of 2001. The agents consider that these provisions considerably reduce their income. In such transactions, ISA acted as the agent of third parties, and in this way its own equity would not be at stake in said processes. According to legal and technical analysis, ISA has enough grounds to consider that it will be released in these processes, because of Administrator of the Commercial Settlement System it should have applied CREG regulations, duties from which it could not be released. Invoices billed and resolutions issued by ISA to answer the appeals, strictly comply with the aforementioned resolutions; therefore, they cannot be the cause of alleged damages claimed by the plaintiffs. Eventually, in case of negative results, ISA could request compensation or account settling between the market agents taking part in these, which would permit the Company's equity to remain unharmed.

m) Gomez Cajiao y Asociados has filed a contractual lawsuit requesting the nullity of act awarding Public Bid C-002, the absolute nullity of BL98 contract, and redress of its right as proponent. Amount claimed: $2,000.

n) Empresas Públicas de Medellín has filed a Nullity and Redress lawsuit against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $947 for recording of customer metering points.

o) Claudia Andrea Córdoba and Fabiana Zanín Córdoba have filed a tort claim for $4,000 for the accident of a family member during the performance of a contract.

There are other labor, civil and administrative lawsuits totaling $1,100, related to the normal course of operations, which at December 31, 2006, are pending judgment. The Company's management and its legal counsels consider that the possibility of loss from these lawsuits is remote.

20.2 GUARANTEES IN FORCE

At 2006 year's end the following bank guarantees were in force:

a) Guarantee established in 2006, guaranteeing affiliate ISA Peru's compliance with loan's obligations.

Guaranteed affiliate	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Annual commission (%)	Correspondent Bank	Correspondent annual commission (%)	Initial date	Maturity	Object
ISA Perú S.A.	Citibank Perú	852,973	Corfivalle	1.80	UBS AG (Stanford)	1.50	29-8-06	29-8-07	Compliance with debt service of IFC and FMO loan

b) Guarantee established in 2006 to guarantee proposal in auction of shares of Consorcio Transmantaro.

Guaranteed affiliate	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Annual commission (%)	Correspondent Bank	Correspondent annual commission (%)	Initial date	Maturity	Object
Offer submitted	PRO-INVERSIÓN	300,000	Banco Santander	1.80	Bando de Crédito	1.10	29-8-06	03-01-07	Commitment bond for the offer presented

c) Guarantees established under the offer and awarding of the UPME 01 and 02 projects of 2003:

Guaranteed affiliate	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Annual commission (%)	Maturity	Objet
ISA (UPME 1)	UPME	13,720,000	Bancolombia	2.50	Oct-07	Performance guarantee UPME 1
ISA (UPME 2)	UPME	21,660,000	BBVA	2.50	Oct-07	Performance guarantee UPME 2

In 2004, ISA became guarantor of payment obligations of Flycom Comunicaciones S.A. E.S.P. under an infrastructure capital leasing operation with Leasing de Crédito. The amount is $1.568 and corresponds to 75.04% of the whole operation. This guarantee will be in force until September 17, 2013.

Guarantees that required authorizations were previously approved by ISA's Board of Directors and by the entities that regulate Public Debt.

Guarantees established by ISA include:

a) Pledge to lenders of 100% value of current and future shares in subordinate companies Red de Energía de Perú, ISA Perú and ISA Bolivia S.A. The term of the pledge equals that of the loans. The operation was approved by the Corporation's Board of Directors, and it required both the favorable opinion of the National Planning Department (Departamento Nacional de Planeación -DNP) and authorization resolution of the Ministry of Finance and Public Credit.

20.3 DELEGATED ADMINISTRATION FOR THE COMMERCIAL SETTLEMENT SYSTEM (ADMINISTRACIÓN DEL SISTEMA DE INTERCAMBIOS COMERCIALES – ASIC)

According to Resolution 024 of 1995, the Energy and Gas Regulatory Commission -CREG -, charged ISA with the Administration of the Commercial Settlement System -ASIC-. Therefore, the Company has the responsibility of registering long-term energy contracts; liquidation, invoicing, collection and payment of energy transactions made on the Energy Pool by generators and traders; maintenance of required information systems and software; management of financial guarantees; and application of the supply limitation procedures.

As remuneration for these activities, ISA invoices to the generators and traders in the wholesale energy market a value regulated by the Commission. Resolution 116 of December 18, 2003, sets-forth the regulated income for services rendered by CND, ASIC and LAC for 2004. ISA is not responsible for the credit risk of the Energy Pool transactions.

As of October 1, 2005, these functions are carried out by XM, Compañía de Expertos en Mercados S.A. E.S.P., a subordinate of ISA.

NOTE 21: OPERATING REVENUES

Revenues from services rendered by the Company for transmission of electric energy (use of STN), connection to the National Transmission System, and ancillary services related to the energy transport service (administration, operation and maintenance, specialized technical services, special studies, availability of infrastructure and project management). Services were rendered to the following customers:

	2006	2005
CODENSA	98,615	92,880
EEPPM	92,061	86,665
ELECTRICARIBE	50,279	54,857
ELECTROCOSTA	43,937	50,134
EMCALI	40,648	38,593
ISAGEN	39,992	37,443
EMGESA	36,448	36,335
CORELCA	18,783	16,003
Other customers with invoicing less than 5% of the total	293,941	295,371
Total operating income	714,704	708,281

NOTE 22: OPERATING COSTS

Operating costs for the years-ended December 31 are detailed as follows:

	2006	2005 (*)
Personnel expenses	37,860	47,691
Materials and maintenance	26,398	23,755
Fees	4,958	2,090
Rentals	817	817
Insurance	7,075	10,124
Utilities	10,329	12,379
Environment and social – ISA Región	3,829	2,720
Communications	348	2,508
Advertising, prints and publications	69	527
Studies	108	347
Miscellaneous (1)	6,673	6,466
Contributions and taxes	64,363	63,197
Operating costs before depreciation and amortization	162,827	172,621
Depreciation	77,272	82,589
Amortization	3,574	5,784
Depreciation, amortization	80,846	88,373
Total operating costs	243,673	260,994

(*) Reclassified for comparative effects.

The following table summarizes total operating costs detailing capitalization expenses and/or cost assignation:

	2006			2005(*)		
	Total	Capitalized/ assigned (1)	Net	Total	Capitalized/ assigned (1)	Net
Operating costs before depreciation, amortization and transfers	168,503	(5,676)	162,827	177,571	(4,950)	172,621
Depreciation and amortization	80,846	-	80,846	88,373	-	88,373
Total operating costs	249,349	(5,676)	243,673	265,944	(4,950)	260,994

(*) Reclassified for comparative effects

(1) Amount capitalized to studies, projects and those assigned for the recovery of towers.

NOTE 23: ADMINISTRATION EXPENSES

Administration expenses at December 31 consisted of:

		2006	2005 (*)
Personnel expenses		49,374	46,453
Materials and maintenance		1,393	1,263
Fees		4,368	3,327
Rentals		530	164
Insurance		746	708
Utilities		6,857	4,881
Communications		344	287
Advertising, prints and publications	(2)	1,566	2,932
Studies	(1)	2,413	9,730
Miscellaneous		2,070	3,136
Contributions and taxes		1,297	1,480
Administration expenses before depreciation and amortization		70,958	74,361
Provisions		701	3,485
Depreciation		5,343	5,981
Amortization		2,971	2,694
Total provisions, depreciation, amortizations		9,015	12,160
Total administration expenses		79,973	86,521

(*) Reclassified for comparative effects

(1) For 2006, includes amortization of studies for participation in national and international biddings equal to $2,109 (2005: $9,730).

(2) The item Institutional Advertising includes positioning actions conducted for ISA and Grupo ISA through specialized media that reach the target group. It also includes participation, organization and/or sponsoring of national and international events; monitoring, collection and analysis of newspaper and magazine information; and organization of the Stockholders' Meeting. Prints and Publications, in turn, includes design and printing of institutional publications such as the annual report, the social balance and the corporate brochure; and broadcasting in mass media of institutional ads, and ads required by Law, among others.

The following table summarizes total administration costs detailing capitalization expenses and/or cost assignation:

	2006			2005 (*)		
	Total	Capitalized/ assigned (1)	Net	Total	Capitalized/ assigned (1)	Net
Administration expenses before provisions, depreciation and amortization	72,849	(1,891)	70,958	75,694	(1,333)	74,361
Provision, depreciation, amortization	9,015	-	9,015	12,160	-	12,160
Total administration expenses	81,864	(1,891)	79,973	87,854	(1,333)	86,521

(1) Amount capitalized to studies, projects and assigned to recover collapsed towers.

TOTAL OPERATING COSTS AND EXPENSES

The following table details total operating costs and expenses for 2005 and 2006:

	2006	2005 (*)
Personnel expenses	87,234	94,144
Materials and maintenance	27,791	25,018
Fees	9,326	5,417
Rentals	1,347	981
Insurance	7,821	10,832
Utilities	17,186	17,260
Environment and social – ISA Región	3,829	2,720
Communications	692	2,795
Advertising, prints and publications	1,635	3,459
Estudies	2,521	10,077
Miscellaneous	8,743	9,603
Contributions and taxes	65,660	64,676
Costs and expenses before provisions, depreciation and amortization	233,785	246,982
Provisions	701	3,485
Depreciation	82,615	88,570
Amortization	6,545	8,478
Total provisions, depreciation, amortization and transfers	89,861	100,533
Total operating costs and expenses	323,646	347,515

(*) Reclassified for comparative effects

In 2006, to record operating and production costs (Class 7) and sales costs (Class 6), the Company used costing methods and procedures established in Resolution No. 20051300033635 of 2005 of the Superintendency of Domiciliary Public Utilities.

The costing system used is the Activity Based Cost –ABC-, which intends to have a correct relation of operating or production costs, with a specific service, or group of services or a Business Unit, by identifying each activity, the use of a conductor or distribution basis and its reasonable measure.

This system considers that expenses accrued in each area of administrative responsibility should be assigned to the Business or Service Unit in accordance with the activities (support process) developed by these areas.

NOTE 24: NON-OPERATING REVENUES (EXPENSES)

Non-operating income at December 31 included:

	2006	2005
Financial income		
Interest		
On overdue accounts receivable	194	466
On other loans	35,763	7,287
Monetary readjustment yields	1,871	2,984
Investment valuations	2,906	5,023
Commercial discounts	725	500
Miscellaneous	557	645
Total interest and others	42,016	16,905
Exchange difference		
Assets	3,021	1,351
Cash	10,257	910
Foreign investments	5,306	633
Accounts payable	15,629	612
Financial liabilities	183,517	31,389
Hedging operations	3,478	21,755
Total exchange difference	221,208	56,650
Total financial income	263,224	73,555
Extraordinary income		
Indemnities	46	779
Subordinate participation	46,421	36,398
Recoveries (1)	12,929	36,715
Income from prior years	2,647	944
Other ordinary income	1,479	-
Other	1,836	2,515
Total extraordinary income	65,358	77,351
Total non-operating income	328,582	150,906

(1) 2006 includes recoveries of provision of pension actuarial estimate in the amount of $1,657 (2005: $25,206) and income tax provision in the amount of $3,970 (2005: $9,775).

Non-operating expenses for years-ended December 31 were included:

	2006	2005
Financial		
Interest and commissions		
On financial liabilities	66,237	23,468
Interests and commissions on bonds	81,378	88,218
Hedging operations	13,264	14,422
On other obligations	2,174	145
Administration of security issues	862	7,696
Loss from valuation and sale of investments	285	771
Commissions	15,019	-
Miscellaneous	1,971	1,648
Total nterest, commissions and other	181,190	136,368
Exchange difference		
Assets	118,946	5,424
Foreign investment	78,895	7,235
Accounts payable	20,328	342
Financial liabilities	22,427	11,727
Hedging operations	6,812	50,379
Total exchange difference	247,408	75,107
Total financial expenses	428,598	211,475
Other expenses		
Loss from tower damages and other extraordinary repairs (1)	19,968	15,342
Loss from participation in subsidiaries	103,065	15,792
Loss from retirement of assets	1,151	559
Other expenses associated to long-term investments	127	1,227
Other	1,074	1,516
Total extraordinary expenses	125,385	34,434
Prior year adjustments (2)	1,518	25,307
Total other expenses	126,903	59,741
Total non-operating expenses	555,501	271,216

(1) During 2006 and 2005, the Company was affected by terrorist attacks to the electric infrastructure, which implied incurring extraordinary expenses for its recovery, including personnel expenses related thereto.

(2) 2005 includes $23,864 of present value of health and education benefits and pension payments to pensioners not provisioned in prior years.

NOTE 25: FINANCIAL INDICATORS

Some financial indicators at December 31:

	2006	2005
Return on assets Operating income/net average of fixed assets in service (%)	19.23%	11.27%
Return on equity Income /average equity (accounting income) (%)	4.93%	6.88%
EBITDA/operating interest (times)	2.77	3.81
EBITDA/long-term debt (times)	0.30	0.43
AOM -STE expenses ratio (%) ((AOM expenses/ net exploitation income)*100	32.71%	24.35%
Liquidity Current assets/ current liabilities	71.00%	65.08%
Indebtedness Liabilities / Assets	43.61%	38.48%

NOTE 26: TRANSACTIONS WITH RELATED PARTIES

The main balances and transactions with related parties during 2005 and 2006 are:

	2006	2005
Balances		
Equity investments		
TRANSELCA S.A. E.S.P.	531,680	413,578
ISA Capital Do Brasil	430,467	-
REP S.A.	106,646	100,996
INTERNEXA S.A. E.S.P.	99,496	98,613
TransMantaro S.A.	63,867	-
FLYCOM Comunicaciones S.A. E.S.P.	32,849	5,550
ISA Perú S.A.	15,945	18,493
ISA Bolivia S.A.	23,698	27,201
XM, Compañía de Expertos en Mercados S.A. E.S.P.	16,083	14,818
Debtors		
TRANSELCA S.A. E.S.P.	51	34
INTERNEXA S.A. E.S.P.	1,480	1,116
FLYCOM Comunicaciones S.A. E.S.P.	2,813	34,825
ISA Perú S.A.	438	495
REP S.A.	2,110	7,614
ISA Bolivia S.A.	796	4,391
XM, Compañía de Expertos en Mercados S.A. E.S.P.	401	2,756
Accounts payable		
TRANSELCA S.A. E.S.P.	151,516	139,221
ISA Capital Do Brasil	57,730	-
FLYCOM Comunicaciones S.A. E.S.P.	341	356
INTERNEXA S.A. E.S.P.	4,227	-
ISA Perú S.A.	-	9
REP S.A.	113	60
XM, Compañía de Expertos en Mercados S.A. E.S.P.	358	293
Equity transactions		
Dividends received		
TRANSELCA S.A. E.S.P.	21,807	5,594
REP S.A.	-	15,642
INTERNEXA S.A. E.S.P.	8,123	-
ISA Perú S.A.	4,021	94

	2006	2005
Transactions related to results		
Income		
TRANSELCA S.A. E.S.P.	498	827
INTERNEXA S.A. E.S.P.	11,644	7,016
FLYCOM Comunicaciones S.A. E.S.P.	4,105	3,626
ISA Perú S.A.	2,224	2,851
ISA Bolivia S.A.	636	1,435
REP S.A.	3,490	3,263
XM, Compañía de Expertos en Mercados S.A. E.S.P.	2,160	584
ISA Capital Do Brasil	30,313	-
Expenses		
TRANSELCA S.A. E.S.P.	9,064	7,264
INTERNEXA S.A. E.S.P.	184	8
FLYCOM Comunicaciones S.A. E.S.P.	3,692	5,740
XM, Compañía de Expertos en Mercados S.A. E.S.P.	279	2
ISA Perú S.A.	325	13
REP S.A.	2,553	1,090
ISA Bolivia S.A.	533	62
ISA Capital Do Brasil	25	-
Administrators		
Board of Director's fees	358	285
Managers' salaries and benefits	4,772	4,872
Managers' bonuses	833	438
Aids to Managers	356	253
Loans receivable from managers	2,736	3,520

Since January 1, 2004, the application of transfer pricing, introduced by Law No 788, of December of 2002, was commenced. This law states that transactions with subsidiaries or related parties abroad should be priced at fair market value, the same as if they were dealing with third or independents parties.

NOTE 27: SUBSEQUENT EVENTS

No relevant issues were discovered from the time of the closing of the Financial Statements on December 31, 2006, that would materially affect the financial situation of the Company.

Other issues of interest

- On November 24, 2006, ISA's Special Shareholders' Meeting approved issue and underwriting of common shares, in order to finance the Corporation's investment plan and optimization of its capital structure. This approval considered issue and underwriting of two groups of common shares: one public, and the other private.

- On December 4, 2006, ISA's Board of Directors appointed Mr. Luis Fernando Alarcón Mantilla, the ex-president of the Asociación de Administradoras de Fondos de Pensiones y Cesantías –Asofondos–, as the General Manager of the Corporation, taking over Mr. Javier Gutierrez P., who had held the position since 1992. Since May 2004, Mr. Alarcón had been the Chairman of ISA's Board of Directors. The new manager took office January 22, 2007.

- In January 2007, through Tender Offer, ISA purchased an additional 39.28% of CTEEP's common shares, so consolidating ownership of 89.40% of the company's common shares and 37.46% of its total capital.

- On January 10, 2007, Internexa S.A. E.S.P., ISA's affiliate, incorporated in Peru the corporation Internexa S.A., with 99.994% stock participation, equivalent to an investment of PEN17,399. The purpose of this corporation is delivery of carrier, IP-based, and value-added services, and in general all telecommunications services.

- On January 24, 2007, creation of a branch of Interconexión Eléctrica S.A. E.S.P. –ISA- in Argentina, was the first sep toward participation in that country's power market. The proceedings were made official in the Inspección General de Justicia, the official body in charge of Public Trade Registry. Creation of this branch rose from Argentina's requiring foreign-based corporations who want to have a business presence in Argentina to have a domicile there.

- The National General Accounting Office (Contaduría General de la Nación - CGN) has conducted a revision of the technical public accounting rules in Colombia, incorporating criteria harmonic with International Financial Reporting Standards applied to the public sector. The conceptual framework, as well as the structure and descriptions of the types of accounts to comply with this decision, will be applicable as of January 1 of 2007, and since this date will be derogated the conceptual framework of the General Plan of Certified Public Accounting contained in Resolution Nº 400 de 2000.

PRICEWATERHOUSECOOPERS

statutory auditor's report

To the Shareholders' of
Interconexión Eléctrica S.A. E.S.P.

February 14, 2007

I have audited the balance sheets of Interconexión Eléctrica S. A. E.S.P. at December 31, 2006 and 2005 and the related statements of income, of changes in shareholders' equity, of changes in the financial position and of cash flows for the years ended on such dates. These financial statements are the responsibility of the Company's management, since they reflect its performance; my responsibilities include auditing them and expressing an opinion thereon. I have not audited the financial statements at December 31, 2006 of the subordinated company located in Brazil, who posted assets equal to $1,452,757 million and equity totaling $431.322 million for the year ended on such dates. Such financial statements were audited by another public accountant who in report of February 7, 2007 expressed an unqualified opinion on them and included two Emphasis of Matter as indicated below. The opinion I express here, regarding the figures included in the financial statements of the subordinated company located in Brazil, is based solely on the report of other public accountants.

I obtained the information necessary to comply with my statutory audit function and I conducted my examinations in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements present fairly the financial position and the results of the operations. An audit includes, among other things, examining, on a test basis, evidence supporting the amount and disclosures in the financial statements, and assessing the accounting principles used, the accounting estimates made by management, and the overall presentation of the financial statements. I believe that my audits and the report of the other public accountants provide a reasonable basis for the opinion on the financial statements that I express in the following paragraph.

In my opinion, based on my audits and on the report of the other public accountants mentioned on the first paragraph hereof, the aforementioned financial statements audited by me, which were faithfully taken from the accounting books, present fairly the financial position of Interconexión Eléctrica S. A. E.S.P. at December 31, 2006 and 2005, the results of its operations, the changes in its financial position and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Colombia for companies under the surveillance of the Colombian General Accounting Office and of regulations of the Superintendency of Domiciliary Public Utilities, as indicated in Note 3 to the financial statements, uniformly applied.

As indicated in Note 6 to the financial statements, the auditors of the subordinated company located in Brazil included in their report two Emphasis of Matter. The first one relates to the accountability of payment of affiliate CTEEP's retirement-pension supplement plan established by Law No. 4819/58, that according to management and its legal counsels, falls on the State of Sao Paulo, reason why the affiliate has not posted in its financial statements any liability in this respect. The second Emphasis of Matter refers to the readjustment process of annual revenues authorized by the Electric Energy National Agency – ANEEL, whose periodical review is still underway and whose conclusion is expected for July of 2007; any effect must be applied retroactively to July 1st of 2005.

Based on the results of my remaining statutory audit work, it is also my opinion that during 2006 and 2005 the Company's books were kept in conformity with legal requirements and sound accounting techniques; the transactions recorded in the books and the acts of administrators complied with the bylaws and the decisions of the Shareholders' Meeting and the Board of Directors; the correspondence, the accounting vouchers and the minutes books and share register were properly kept and safeguarded; adequate measures were observed with respect to internal control and the preservation and custody of the Company's assets and those of third parties in its possession; External Circular Letter No. 0010 of 2005 of the Financial Superintendency which requires implementation of mechanisms to prevent and control laundering through the securities market of assets originated in illegal activities, were complied with; the contributions to the Integral Social Security System were properly computed and paid on a timely basis; and the financial information contained in the management report agrees with that included in the accompanying financial statements.

Carlos Enrique Gordillo Bolaños
Statutory Auditor
Professional Card No. 33537-T

special report on transactions with affiliate companies

SPECIAL REPORT ON TRANSACTIONS WITH AFFILIATE COMPANIES

In millions of Colombian pesos

In compliance with Article 29 of Law 222 of 1995 and given the existence of the Economic Group, we present to the Stockholders' Meeting the special report on the economic relationships with the Group's companies during 2006 and 2005 that have been guided and coordinated by the Parent Company, Interconexión Eléctrica S.A. E.S.P.

Commercial transactions carried out during 2005 and 2006 among the Economic Group companies, either directly or indirectly, abide by the provisions of Law 788 regarding transfer prices in force since January 1st 2004. These transactions correspond mostly to sales and purchases of services, and loans among related parties.

The Parent Company updates investments in the subordinates by application of the equity method, after homologating accounting rules and practices applicable to the Parent Company and translating financial statements into Colombian pesos with the United States Dollar as reference currency.

The Group's financial information is consolidated through the global integration methodology, according to which, significant balances and transactions between the Parent Company and the subordinates are eliminated, and minority interests corresponding to equity and the results of the period are recognized and presented in the consolidated financial statements.

Main balances and transactions with affiliates during 2005 and 2006 were:

	2006	2005
From the Balance Sheet		
Equity Investments		
Transelca S.A. E.S.P.	531,680	413,578
ISA Capital Do Brasil	430,467	-
REP S.A.	106,646	100,996
Internexa S.A. E.S.P.	99,496	98,613
TransMantaro S.A.	63,867	-
Flycom Comunicaciones S.A. E.S.P.	32,849	5,550
ISA Perú S.A.	15,945	18,493
ISA Bolivia S.A.	23,698	27,201
XM, Compañía de Expertos en Mercados S.A. E.S.P.	16,083	14,818
Accounts Receivable		
Transelca S.A. E.S.P.	51	34
Internexa S.A. E.S.P.	1,480	1,116
Flycom Comunicaciones S.A. E.S.P.	2,813	34,825
ISA Perú S.A.	438	495
REP S.A.	2,110	7,614
ISA Bolivia S.A.	796	4,391
XM, Compañía de Expertos en Mercados S.A. E.S.P.	401	2,756
Accounts payable		
Transelca S.A. E.S.P.	151,516	139,221
ISA Capital Do Brasil	57,730	-
Flycom Comunicaciones S.A. E.S.P.	341	356
Internexa S.A. E.S.P.	4,227	-
ISA Perú S.A.	-	9
REP S.A.	113	60
XM, Compañía de Expertos en Mercados S.A. E.S.P.	358	293
Equity transactions		
Dividends received		
Transelca S.A. E.S.P.	21,807	5,594
REP S.A.	-	15,642
Internexa S.A. E.S.P.	8,123	-
ISA Perú S.A.	4,021	94

	2006	2005
Transactions related to the income statement		
Revenues		
Transelca S.A. E.S.P.	498	827
Internexa S.A. E.S.P.	11,644	7,016
Flycom Comunicaciones S.A. E.S.P.	4,105	3,626
ISA Perú S.A.	2,224	2,851
ISA Bolivia S.A.	636	1,435
REP S.A.	3,490	3,263
XM, Compañía de Expertos en Mercados S.A. E.S.P.	2,160	584
ISA Capital Do Brasil	30,313	-
Expenses		
Transelca S.A. E.S.P.	9,064	7,264
Internexa S.A. E.S.P.	184	8
Flycom Comunicaciones S.A. E.S.P.	3,692	5,740
XM, Compañía de Expertos en Mercados S.A. E.S.P.	279	2
ISA Perú S.A.	325	13
REP S.A.	2,553	1,090
ISA Bolivia S.A.	533	62
ISA Capital Do Brasil	25	-

certification of compliance with intellectual property and copyright regulations

The undersigned Legal Agent and Information Director of INTERCONEXION ELECTRICA S.A. E.S.P., in compliance with Article 1 of Law 603 of 2000,

Certify:

a. That the corporation complies with all regulations regarding intellectual property and copyright, and that all software used is legal and the rights to use it have been paid for, either through purchases, usage licenses, or assignments. Supporting documents can be found at our Central Archives.

b. That the Information Direction of the Corporation carries an inventory of all software used and controls its installation according to the license purchased.

c. That in accordance with corporate policies and institutional guidelines, employees are bound to observe all regulations regarding intellectual property and copyrights.

Luis Fernando Alarcón Mantilla
General Manager

Olga Lucía López Marín
Information Director

GRUPO ISA

ISA
Main Offices
Calle 12 Sur No. 18 -168
Medellín - Colombia
Telephone: +57(4) 325 22 70
Fax: +57(4) 317 08 48
http:// www.isa.com.co
e-mail: isa@isa.com.co

Shareholder Service Offices:
Calle 12 Sur No. 18- 168
Bloque 3 - piso 2, Medellín - Colombia
Telephone: +57(4) 325 22 70 Ext. 74 979
Shareholder Service: 01 8000 11 5000
and +57(4) 360 24 72

Carrera. 69 No. 25 B 45 Of. 1002, Bogotá - Colombia
Telephone: +57(1) 416 55 96 Ext. 71706

AFFILIATES

POWER SECTOR

XM, Compañía de Expertos en Mercados
Main Offices
Calle 12 Sur No. 18-168 Bloque 2
Medellín, Colombia
Telephone: + 57 (4) 317 22 44
Fax: + 57 (4) 317 08 33
Customer Service: + 57 (4) 317 29 29
www.xm.com.co
e-mail: info@xm.com.co

TRANSELCA
Main Offices
Carrera 55 No. 72-109
Piso 10, Centro Ejecutivo II
Barranquilla, Colombia
Telephone: +57 (5) 371 72 00
Fax: +57 (5) 3 71 72 82
www.transelca.com.co

Red de Energía del Perú -REP-
SMain Offices
Avenida Canaval y Moreyra 522,
Piso 11, San Isidro, Lima 27
Peru
Telephone: +51(1) 712 66 00
Fax: 51(1) 712 68 40
www.rep.com.pe
e-mail: rep@rep.com.pe

Interconexión Eléctrica ISA Perú S.A.
Main Offices
Avenida Canaval y Moreyra 522, Piso 11
San Isidro, Lima 27
Peru
Telephone: +51(1) 712 67 83
Fax: 51(1) 712 68 85
www.isa.com.pe

TransMantaro S.A.
Main Offices
Avenida Santo Toribio 195
San Isidro, Lima 27
Peru
Telephone: +51(1) 221 34 34
Fax: +51(1) 4423159 - 2213118
e-mail: mantaro@ctm. com.pe

ISA Bolivia
Main Offices
Urubo - Puerto Ichilo
Santacruz - Bolivia
Telephone: +59(13) 370 13 23/24/25
Fax: +59(13) 312 11 34
www.isa.com.bo
e-mail: isabolivia@isa.com.bo

TRANSMISSÃO PAULISTA
Main Offices
Rua Bela Cintra, 847 – Consolacão
01415-903 - São Paulo – SP
Brazil
Telephone: +55 (11) 3138-7000
www.cteep.com.br

TELECOMMUNICATIONS SECTOR

INTERNEXA
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medellín, Colombia
Telephone: +57(4) 317 11 11
Fax: +57(4) 317 22 00
http://www.internexa.com
e-mail: info@internexa.com
Customer Service: 018000 9145 43

FLYCOM COMUNICACIONES
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medellín, Colombia
Telephone: +57(4) 317 41 41
Fax: +57(4) 317 20 50
www.flycom.net
e-mail: info@flycom.net
Customer Service: 01 8000 42 41 41

adress

ISA



WE INVEST MORE IN LIFE – ISA,
ENERGY AND TELECOMMUNICATIONS

END